

OFFERING CIRCULAR
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A/A

AMENDMENT NO. 2

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Cyber Holdings, Inc.

Commission File Number: 0001606809

Delaware

UNITED STATES:
Cyber Holdings, Inc.
C/O: Alternative Securities Markets Group
9107 Wilshire Blvd.
Suite 450
Beverly Hills, California 90210
Phone: (213) 407-4386

4899– Communication Services, Not Elsewhere Classified	**45-266608**
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

PART I - NOTIFICATION UNDER REGULATION A

Item 1. Significant Parties

(a) (b) Directors and Officers.

Name and Address	Position(s) Held
Mr. Richard P. Burgoon, Jr. Cyber Holdings, Inc. 11626 Timberlake Drive San Diego, California 92131	President & Chief Executive Officer Corporate Secretary
Mr. Phillip G. Plourde Cyber Holdings, Inc. 11626 Timberlake Drive San Diego, California 92131	Chief Operations Officer Member, Board of Directors
Mr. R. Scott Lentz Cyber Holdings, Inc. 11626 Timberlake Drive San Diego, California 9213	Advisory Controller
Mr. Michael Maguire Cyber Holdings, Inc. 11626 Timberlake Drive San Diego, California 92131	Chief Technology Officer
Mr. Ryan Oxford Cyber Holdings, Inc. 11626 Timberlake Drive San Diego, California 92131	Chief Creative Officer Member, Board of Directors
Cate Gilman Cyber Holdings, Inc. 11626 Timberlake Drive San Diego, California 92131	Member and Chair, Board of Directors

Mark Seremet Cyber Holdings, Inc. 11626 Timberlake Drive San Diego, California 92131	Member, Board of Directors
Scott G. Hutton Cyber Holdings, Inc. 11626 Timberlake Drive San Diego, California 92131	Member, Board of Directors

None of our directors or executive officers has, during the past three years, (1) had any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within three years prior to that time; (2) been convicted in a criminal proceeding or subject to a pending criminal proceeding; (3) been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities, futures, commodities or banking activities; or (4) been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

There are no arrangements or understandings between any two or more of our directors or executive officers. There is no arrangement or understanding between any of our directors or executive officers and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current board of directors. There are also no arrangements, agreements or understandings between non-management shareholders that may directly or indirectly participate in or influence the management of our affairs.

(c) General Partners of the Issuer N/A

(d) (e) Recorded and Beneficial owners of 5 percent or more of any class of the issuer's equity securities.

The following provides the names and addresses of each of the Cyber Holdings, Inc. affiliates who own 5% or more of any class of our preferred or common stock:

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Name and Address of Record Owner	Shares of Voting Stock of Record Owned	Percentage of Total Voting of Record Owned
Mr. Philip G. Plourde (1) (2) (3)	Preferred Common	0% 14.9%
Nipoj & Kamilla Parmprome (4)	Preferred Common	0% 15.3%
Mr. Richard P. Burgoon, Jr. (5) (6)	Preferred Common	0% 12.3%
Mr. Barry M. Soper (7)	Preferred Common	0% 8.7%
Ms. Kathy Pennington (8)	Preferred Common	0% 7.7%
Alternative Securities Markets Group (9) (10)	Preferred Common	0% 5.0%

(1) Mr. Phillip G. Plourde is the Chief Operations Officer of Cyber Holdings, Inc.
(2) Mr. Phillip G. Plourde is a Member of the Board of Directors for Cyber Holdings, Inc.
(3) Address: 917 Crescent Falls St., Henderson Nevada 89011
(4) Address: 35175 Pashal Place, Wildomar California 92595
(5) Mr. Richard P. Burgoon, Jr. is the Chief Executive Officer for Cyber Holdings, Inc.
(6) Address: 11626 Timberlake Drive San Diego California 92131
(7) Address: PO Box 19756, San Diego California 92159
(8) Address: 528 Via De Valle, Unit F, Solana Beach California 92075
(9) Alternative Securities Markets Group is an Advisor to Cyber Holdings, Inc. The 5% ownership on behalf of Alternative Securities Markets Group ("ASM") is based upon ASM acting as Advisor to Cyber Holdings with respect to this Offering. *See also,* **page 6** of this document.
(10) Mailing Address is: Alternative Securities Markets Group, 9107 Wilshire Blvd, Suite 450, Beverly Hills, California 90210

(f) Promoters of the issuer

Cyber Holdings, Inc.
11626 Timberlake Drive
San Diego, California 92131
Phone: 1-855-997-2013
http://www.cyberholdingsinc.net
http://www.WarZoneSecure.com
http://www.WareZoneGirls.com

Alternative Securities Markets Group
9107 Wilshire Blvd.
Suite 450
Beverly Hills, California 90210
Phone: (213) 407-4386
http://www.AlternativeSecuritiesMarket.com

(g) Affiliates of the Issuer. None.

(h) Counsel for Company.

At this time of this filing there is no counsel for the Company or underwriter(s) in connection with this offering.

(i) through (m) None

Item 2. Application of Rule 262.

No persons identified in response to Item 1 are subject to any of the disqualification provisions as set forth in Rule 262.

Item 3. Affiliate Sales.

None of the proposed offering involves the resale of securities by affiliates of the issuer. The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years. The Company has spent expenditures in excess of revenues the past two years developing its' products and marketing plans.

Item 4. Jurisdictions in which Securities are to be offered.

The Securities to be offered in connection with this proposed offering shall not be offered by underwriters, dealers or salespersons.

The Securities in this proposed offering shall be offered in the following jurisdictions (but not limited to), subject to qualification in each State.

Although the Company is not using a selling agent or finder in connection with this Offering, it will use a website as an online portal and information management tool in connection with the Offering. The Website is owned and operated by Alternative Securities Markets Group, a California Stock Corporation, an equity partner of the Company, can be viewed at http://www.AlternativeSecuritiesMarket.com.

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Units, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to Cyber Holdings, Inc. and wire or mail funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any State-Specific Investor Suitability Standards.

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Item 5. Unregistered Securities Issued or Sold Within One Year.

Within the past year the Company has issued 574,999 units of Common Stock and 574,999 warrants to purchase shares of Common Stock in conjunction with the sale of Units as described in Item 6 below. The total cash proceeds to the Company resulting from these activities are $162,500.

Item 6. Other Present or Proposed Offerings.

In 2012, the Company secured $112,000 via the sale of 14 Units. Each Unit provides to the purchasers thereof Common Stock, Warrants and Notes. In 2013, the Company secured (a) $50,000 via the sale of 10 Units (separate and distinct from the first offering) and $112,500 via the sale of 4.5 Units (separate and distinct from the second offering). Each Unit provides to the purchasers thereof Common Stock and Warrants.

Total shares issued from these financing rounds were as follows: 1,321,661 shares Common Stock, par value $0.001 per share, and 1,578,337 Warrants to purchase 1,578,337 shares of Common stock, par value $0.001 per share. The first seed offering of 14 Units also included a Unit Note that provides for re-payment of up to $94,000 on or before 3Q 2015; however, based upon the parameters of the Unit Note, we believe that few, if any, Unit repayments will be made as the Unit Note allows for use of the cash-repayment (plus additional incentives) for exercise of the warrants issued in that financing. On an as-issued, fully diluted basis, with 100% exercise of Warrants, these prior rounds would involve issuance of 2,899,998 shares of our Common Stock, $0.001 par value. None of the Warrants from any of the prior raises have been exercised as of the date of this Memorandum.

In accordance with the Company agreement with Alternative Securities Markets Group ("ASM"), the Company shall place into escrow and issue to ASM up to 571,301 shares of Common Stock (the "Escrowed Common Stock") as follows:

- 20% of the Escrowed Common Stock Shares to be released to ASM fully diluted upon the successful capitalization of the Company to 20% of the $2,100,000 (the "Company's Total Required Investment Capital").
- 20% of the Escrowed Common Stock Shares to be released to ASM fully diluted upon the successful capitalization of the Company to 40% of the Company's Total Required Investment Capital.
- 20% of the Escrowed Common Stock Shares to be released to ASM fully diluted upon the successful capitalization of the Company to 60% of the Company's Total Required Investment Capital.
- 20% of the Escrowed Common Stock Shares to be released to ASM fully diluted upon the successful capitalization of the Company to 80% of the Company's Total Required Investment Capital.
- 20% of the Escrowed Common Stock Shares to be released to ASM fully diluted upon successfully diluted upon the successful capitalization of the Company to 100% of the Company's Total Required Investment Capital.

Item 7. Marketing Arrangements.

There are no marketing arrangements with respects to this offering. The Offering is on a "Best Efforts" basis and is being offered directly by the Company through its Officers and Directors. There are no plans to stabilize the market for the securities to be offered. The Company will be selling these Securities directly, and no underwriter or dealer is responsible for the distribution of this offering.

Item 8. Relationship with Issuer of Experts Named in Offering Statement. None.

Item 9. Use of a Solicitation of Interest Document. None used.

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PART II – OFFERING CIRCULAR

Cyber Holdings, Inc.

Corporate:

Cyber Holdings, Inc.

11626 Timberlake Drive

San Diego California 92131

http://www.cyberholdingsinc.net & http://www.WarZoneSecure.com

& http://www.WarZoneGirls.com

1-855-997-2013

Offering / Investors:

Cyber Holdings, Inc.

C/O: Alternative Securities Markets Group

9107 Wilshire Blvd.

Suite 450

Beverly Hills, California 90210

http://www.AlternativeSecuritiesMarket.com

(213) 407-4386

Best Efforts Offering of *9,100,000* Shares of Common Stock

Common Stock Shares having a market value of up to

$2,100,000

Offering Price per Common Stock Unit:

Units 1 – 2,750,000 = $0.21 USD / ($577,500 USD)

Units 2,750,001 – 6,000,000 = $0.23 USD / ($747,500 USD)

Units 6,000,001 – 9,100,000 = $0.25 USD / ($775,000 USD)

See: Details of the Offering

Maximum Offering: 9,100,000 Common Stock Units

Investing in the Company's Common Stock Units involves risks, and you should not invest unless you can afford to lose your entire investment. See "Risk Factors" beginning on **page 14**.

We are offering a maximum of 9,100,000 Common Stock Units (the "Securities"). **This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.** The offering will begin on the effective date and continue until the Company has sold all of the Securities offered hereby or on such earlier date as the Company may close or terminate the Offering. The Securities offered hereby are offered on a "best efforts" basis.

Alternative Securities Markets Group will receive a maximum of 571,301 shares of Common Units in conjunction with the Offering as set forth on **page 6** of this document.

There is, at this time, no public market for the Securities.

THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SECURITIES AND EXCHANGE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES BEING OFFERED ARE EXEMPT FROM REGISTRATION. THE SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE.

THE SECURITIES OFFERED HEREBY ARE HIGHLY SPECULATIVE, AND AN INVESTMENT IN SECURITIES INVOLVES A HIGH DEGREE OF RISK AND IMMEDIATE AND SUBSTANTIAL DILUTION FROM THE OFFERING PRICE. SEE "RISK FACTORS" AND "DILUTION."

THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR APPLICABLE STATE SECURITIES LAWS, AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THESE LAWS. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE REGULATORY AUTHORITY NOR HAS THE COMMISSION OR ANY STATE REGULATORY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

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UNITS 1 – 2,750,000

	Number of Securities Offered (1)	Offering Price	Selling Commissions (2)	Proceeds to Company
Per Security	——	$0.21	$0.00	$0.21
Total Minimum	001	$0.21	$0.00	$0.21
Total Maximum	2,750,000	$577,500.00	$0.00	$577,500.00

UNITS 2,750,001 – 6,000,000

	Number of Securities Offered (1)	Offering Price	Selling Commissions (2)	Proceeds to Company
Per Security	——	$0.23	$0.00	$0.23
Total Minimum	001	$0.23	$0.00	$0.23
Total Maximum	3,250,000	$747,500.00	$0.00	$747,500.00

UNITS 6,000,001 – 9,100,000 (3)

	Number of Securities Offered (1)	Offering Price	Selling Commissions (2)	Proceeds to Company
Per Security	——	$0.25	$0.00	$0.25
Total Minimum	001	$0.25	$0.00	$0.25
Total Maximum	3,100,000	$775,000.00	$0.00	$775,000.00

(1) We are offering a maximum of 9,100,000 Common Stock Units at the price indicated. See "Terms of the Offering."
(2) We do not intend to use a placement agent or broker for this Offering.
(3) Alternative Securities Markets Group will receive a maximum of 571,301 shares of Common Units in conjunction with the Offering as set forth on page 6 of this document.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of **99** pages.

The date of this Offering Circular is June 1, 2014.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOOSE THEIR ENTIRE INVESTMENT. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSURER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER MADE BY THIS OFFERING CIRCULAR, NOR HAS ANY PERSON BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS OFFERING CIRCULAR, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON. THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICIATION WOULD BE UNLAWFUL OR ANY PERSON TO WHO IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICIATION. NEITHER THE DELIVERY OF THIS OFFERING CIRCULAR NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE AS HAS BEEN NO CHANGE IN THE AFFAIRS OF OUR COMPANY SINCE THE DATE HEREOF.

THIS OFFERING CIRCULAR MAY NOT BE REPRODUCED IN WHOLE OR IN PART. THE USE OF THIS OFFERING CIRCULAR FOR ANY PURPOSE OHER THAN AN INVESTMENT IN SECURITIES DESCRIBED HEREIN IS NOT AUTHORIZED AND IS PROHIBITED.

THIS OFFERING IS SUBJECT TO WITHDRAWAL, CANCELLATION, OR MODIFICATION BY THE COMPANY AT ANY TIME AND WITHOUT NOTICE. THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION TO REJECT ANY SUBSCRIPTION IN WHOLE OR IN PART NOTWITHSTANDING TENDER OF PAYMENT OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE NUMBER OF SECURITIES SUBSCRIBED FOR BY SUCH INVESTOR.

THE OFFERING PRICE OF THE SECURITIES IN WHICH THIS OFFERING CIRCULAR RELATES HAS BEEN DETERMINED BY THE COMPANY AND DOES NOT NECESSARILY BEAR ANY SPECIFIC RELATION TO THE ASSETS, BOOK VALUE OR POTENTIAL EARNINGS OF THE COMPANY OR ANY OTHER RECOGNIZED CRITERIA OF VALUE.

NASAA UNIFORM LEGEND:

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY THE FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

FOR FLORIDA RESIDENTS:

EACH FLORIDA RESIDENT WHO SUBSCRIBES FOR THE PURCHASE OF UNITS HEREIN HAS THE RIGHT, PURSUANT TO SECTION 517.061(11) (A) (5) OF THE FLORIDA SECURITIES ACT, TO WITHDRAW HIS SUBSCRIPTION FOR THE PURCHASE AND RECEIVE A FULL REFUND OF ALL MONIES PAID WITHIN THREE (3) BUSINESS DAYS AFTER THE EXECUTION OF THE SUBSCRIPTION AGREEMENT OR PAYMENT FOR THE PURCHASE HAS BEEN MADE, WHICHEVER, IS LATER. WITHDRAWAL WILL BE WITHOUT ANY FURTHER LIABILITY TO ANY PERSON. TO ACCOMPLISH THIS WITHDRAWAL, A SUBSCRIBER NEED ONLY SEND A LETTER OR TELEFAX TO THE COMPANY AT THE ADDRESS SET FORTH IN THIS OFFERING CIRCULAR INDICATING HIS/HER INTENTION TO WITHDRAWAL.

SUCH LETTER OR TELEFAX SHOULD BE SET AND POSTMARKED PRIOR TO THE END OF THE AFOREMENTIONED THIRD BUSINESS DAY. IT IS ADVISABLE TO SEND SUCH LETTER BY CERTIFIED MAIL, RETURN RECEIPT REQUESTED, TO ENSURE THAT IT IS RECEIVED AND ALSO TO EVIDENCE THE TIME IT WAS MAILED. IF THE REQUEST IS MADE ORALLY, IN PERSON OR BY TELEPHONE TO AN OFFICER OF THE COMPANY, A WRITTEN CONFIRMATION THAT THE REQUEST HAS BEEN RECEIVED SHOULD BE REQUESTED.

THE SECURITIES REFERRED TO HEREIN WILL BE SOLD TO AND ACQUIRED BY THE HOLDER IN A TRANSACTION EXEMPT UNDER 517.061 OF THE FLORIDA SECURITIES ACT. THE SECURITIES HAVE NOT BEEN REGISTERED UNDER SAID ACT IN THE STATE OF FLORIDA.

FOR NEW YORK RESIDENTS:

THIS OFFERING CIRCULAR HAS NOT BEEN REVIEWED BY THE ATTORNEY GENERAL PRIOR TO ITS ISSUANCE AND USE. THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL. THIS PRIVATE OFFERING MEMORANDUM DOES NOT CONTAIN AN UNTRUE STATEMENT OF A MATERIAL FACT OR OMIT TO STATE A MATERIAL FACT NECESSARY TO MAKE THE STATEMENTS MADE IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH THEY WERE MADE, NOT MISLEADING. IT CONTAINS A FAIR SUMMARY OF MATERIAL TERMS AND DOCUMENTS PURPORTED TO BE SUMMARIZED HEREIN.

FOR RESIDENTS OF ALL STATES:

THE UNITS OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF CERTAIN STATES AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS. THE INTERESTS ARE SUBJECT IN VARIOUS STATES TO RESTRICTION ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER SAID ACT AND SUCH LAWS PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

Investment Highlights

Target Market and Customer Demographics. Over 5,000,000 online gamers currently play FPS matches. These participants are demographically diverse, with disposable income sufficient to participate in the Company's offerings. The average age of FPS Gamers is 35, with an average annual income of $50,000. Forty-Seven percent (47%) of participants are female. These Gamers spend approximately six hours per week playing FPS matches.

Intellectual Property. The Company's anti-cheat technology includes one issued patent and one pending patent application that we believe provide for a robust, competitively defensible anti-cheat technology framework. To our knowledge, the Company offers the only PC-FPS tournament site with server-side anti-cheat software that does not require downloading and installation on participants' computers. Two of our trademarks have been registered in the United States, and the third is in condition for registration.

First-Mover Advantage. We believe that no other company currently offers online Gamers the ability to compete for cash prizes in a cheat-free environment.

Market Penetration. The Company's financial projections are based upon achieving an approximate 1.0% market penetration rate in 2017.

Participant Spending. The Company's financial projections are based upon participants spending, on average, approximately $20 per month in 2017. The Company believes that this average spending level compares favorably with competing demands for discretionary income for our target market.

Limited R&D Expenses. Research and Development expenses are projected to be less than 10% of gross revenue beginning in 2015. R&D spending is anticipated to be limited to enhancements in both our service offering by the addition of more game titles and to the anti-cheat technology, and the incremental cost of hosting matches and tournaments. The Company does not develop or market specific game titles.

Vendor Neutrality. The Company anticipates launching matches based upon the most popular game titles published by several different gaming vendors. New titles will be added and supported on a regular basis as determined by market demand.

Highly Scalable Business. The Company's anti-cheat algorithms can be leveraged across multiple game titles and tournament formats. The Company believes that the high degree of automation associated with our anti-cheat technology means that the incremental cost associated with adding additional titles is minimized.

Commercialization Risk. The Company's anti-cheat technology for the initial game titles has been fully developed and tested. The Company's websites have been fully developed. Beta testing has been completed. Live match beta testing has been conducted. Commercial matches are anticipated to begin in Q2 2014.

Partnerships. The Company's vendor-neutral platform provides for incremental opportunities to partner with PC hardware companies and vendor-sponsored tournaments (none of which are included in the Company's financial projections)[1]

Executive Team and Board. The Company's executive team and Board include individuals with extensive experience in PC-based FPS gaming participation, FPS management site development, intellectual property creation, technology company commercialization, business operations, Initial Public Offerings and achieving successful exits for investors.

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[1] In terms of our WarZone Girls asset, we have entered into a Joint Development partnership with an independent production company for marketing of this asset as a television show, Internet program and /or feature film.

ITEM 3. SUMMARY INFORMATION, RISK FACTORS AND DILUTION

Investing in the Company's Securities is very risky. You should be able to bear a complete loss of your investment. You should carefully consider the following factors, including those listed in this Securities Offering.

Online Gaming Technologies Industry Risks

Online Gaming Technologies Industry investments are subject to varying degrees of risk. The yields available from equity investments in Online Gaming Technologies Industry Companies depends on the amount of income earned and capital appreciation generated by the company as well as the expenses incurred in connection therewith. If any of the Company's products, services or assets does not generate income sufficient to meet operating expenses, the Company's Common Stock value could adversely be affected. Income from, and the value of, the Company's Products, Services and Assets may be adversely affected by the general economic climate, the General Online Gaming Market Conditions such as oversupply of related products or a reduction in demand for Online Gaming products in the areas in which the Company's Products, Services and Assets are located, competition from other Online Gaming Companies, and the Company's ability to provide adequate Online Gaming Products. Revenues from the Company's Products, Services and Assets are also affected by such factors such as the costs of product production and operations, as well as global and national market conditions.

Because Online Gaming Technology Industry investments are relatively illiquid, the Company's ability to vary its asset portfolio promptly in response to economic or other conditions is limited. The relative illiquidity of its holdings could impede the Company's ability to respond to adverse changes in the performance of its Products and Assets. No assurance can be given that the fair market value of the Products and Services Produced or Assets Acquired by, or produced by the Company will not decrease in the future. Investors have no right to withdrawal their equity commitment or require the Company to repurchase their respective Common Stock interests and the transferability of the Common Stock Units is limited. Accordingly, investors should be prepared to hold their investment interest until the Company is dissolved and its assets are liquidated.

Our Assumptions about Customer Retention via Free Credits May Not be Correct

While acquiring a customer is essential to any business, keeping the customer involved via continual purchasing is essential for our success. If we are unable to retain a significant number of our paying customer to buy Credits and play Matches, our financial projections may be subject to revision and may not prove to be as proposed.

We May Not be able to Commercially Develop our Technologies

We have concentrated our resources on development of our proprietary anti-cheat software and our WZS website. Our ability to generate revenue and operate profitably will depend on our being able to launch our WZS website, and attract, secure and retain paying players to and on the WZS website. We cannot guarantee that our anti-cheat software will be sufficient to warrant approval by those who try and use our WZS website and participate in the Matches that we offer. Even if our anti-cheat software performs as expected, there is no guarantee that it will be perceived as adding sufficient value to the gaming process relative to competing technologies, web-sites and Matches. Without adoption by those who play the types of games amenable to use on our WZS website, our WZS website will have limited commercial potential which will likely result in the loss of your entire investment.

Our Ability to Succeed Depends on our Ability to Grow our Business and Achieve Profitability

The introduction of new products and services, and expansion of our distribution channels will contribute significantly to our operational results, and we will continue to develop new and innovative ways to manufacture our products and expand our distribution in order to maintain our growth and achieve profitability. Our future operational success and profitability will depend on a number of factors, including, but not limited to:

- Our ability to manage costs;
- The increasing level of competition in the Online Gaming Technology Industry;
- Our ability to continuously offer new and improved products;
- Our ability to maintain efficient, timely and cost-effective production and delivery of our products;
- The efficiency and effectiveness of our sales and marketing efforts in building product and brand awareness;
- Our ability to identify and respond successfully to emerging trends in the Online Gaming Technology Industry;
- The level of consumer acceptance of our products;
- Regulatory compliance costs; and
- General economic conditions and consumer confidence.

We may not be successful in executing our growth strategy, and even if we achieve targeted growth, we may not be able to sustain profitability. Failure to successfully execute any material part of our growth strategy would significantly impair our future growth and our ability to attract and sustain investments in our business.

If We Fail to Promote and Maintain our Brand in the Market, our Business, Operating Results, Financial Condition, and our Ability to Attract Customers will be Materially Adversely Affected

Our success depends on our ability to create and maintain brand awareness for our product offerings. This may require a significant amount of capital to allow us to market our products and establish brand recognition and customer loyalty. Many of our competitors in this market are larger than us and have substantially greater financial resources. Additionally, many of the companies offering similar products have already established their brand identity within the marketplace. We can offer no assurances that we will be successful in establishing awareness of our brand allowing us to compete in this market. The importance of brand recognition will continue to increase because of low barriers of entry to the industries in which we operate may result in an increased number of direct competitors. To promote our brands, we may be required to continue to increase our financial commitment to creating and maintaining brand awareness. We may not generate a corresponding increase in revenue to justify these costs.

Development Stage Business

The Company was formed as a Delaware Stock Corporation in June of 2011. Accordingly, the Company has only a limited history upon which an evaluation of its prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There is a possibility that the Company could sustain losses in the future. There can be no assurances that Cyber Holdings, Inc. will operate profitably.

Inadequacy of Funds

Gross offering proceeds of a maximum of $2,100,000 may not be realized. Management believes that proceeds from a fully-subscribed Offering will capitalize and sustain the Company sufficiently to allow for the implementation of the Company's Business Plans. If only a fraction of this Offering is sold, or if certain assumptions contained in Management's business plans prove to be incorrect, the Company may have inadequate funds to fully develop its business.

Competition

Competition exists for Online Gaming Technology Products in most markets, including all sectors in which the Company intends to operate. The Company may be competing for sales with entities that have substantial greater economic and personnel resources than the Company. These entities may also generally be able to accept more risk than the Company can manage. Competition from other Companies in the Online Gaming Technology Industry may reduce the number of suitable prospective direct to consumer sales opportunities. *See* "COMPETITION/POTENTIAL PARTNERS.".

Dependence on Management

In the early stages of development the Company's business will be significantly dependent on the Company's management team. The Company's success will be particularly dependent upon the services of Mr. Richard P. Burgoon, Jr., the Company's Chief Executive Officer; Mr. Phillip G. Plourde, the Company's Chief Operations Officer; and Mr. Michael G. Maguire, the Company's Chief Technology Officer.

Risks of Borrowing

Although the Company does not intend to incur any additional debt from the investment commitments provided in this offering, should the company obtain secure bank debt in the future, possible risks could arise. If the Company incurs additional indebtedness, a portion of the Company's cash flow will have to be dedicated to the payment of principal and interest on such new indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of members of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its Investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Units offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

Minimum Amount of Capital to be Raised

The minimum amount of Securities that need to be sold in this offering for the Company to access the investment funds is $100,000. After the Minimum Amount of Capital required to be reached, all Investor funds will be transferred from the Company's Investment Holding Account to the Company. The Company cannot assure you that subscriptions for the entire Offering will be obtained. The Company has the right to terminate this offering of Securities at any time, regardless of the number of Securities that have sold. The Company's ability to meet financial obligations, cash needs, and to achieve objectives, could be adversely affected if the entire offering of Securities is not fully subscribed.

Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its Investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Units offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Control by Management

As of May 1, 2014 the Company's Managers owned approximately 40.3% of the Company's outstanding Common Stock Units and 0% of the Company's Preferred Stock Units on a fully-diluted basis. Upon completion of this Offering, The Company's Management will own approximately 24.8% of the outstanding Common Stock Units of the Company and 0% of the outstanding Preferred Stock Units of the Company on a fully-diluted basis. Investors will have the ability to control either a vote of the Company's Managers or any appointed officers. See "COMPANY MANAGERS" section.

Return of Profits

The Company has never declared or paid any cash dividends on its Common Stock. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company's Operations and Holdings. As a result, the Company does not anticipate paying any cash dividends to its Common Stock Holders for the foreseeable future.

No Assurances of Protection for Proprietary Rights; Reliance on Trade Secrets

In certain cases, the Company may rely on trade secrets to protect intellectual property, proprietary technology and processes, which the Company has acquired, developed or may develop in the future. There can be no assurances that secrecy obligations will be honored or that others will not independently develop similar or superior products or technology. The protection of intellectual property and/or proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. The Company, in common with other investment funds, may also be subject to claims by other parties with regard to the use of intellectual property, technology information and data, which may be deemed proprietary to others.

The Company's Continuing as a Going Concern Depends Upon Financing

If the Company does not raise sufficient working capital and continues to experience pre-operating losses, there will most likely be substantial doubt as to its ability to continue as a going concern. Because the Company has generated no revenue, all expenditures during the development stage have been recorded as pre-operating losses. Revenue operations have not commenced because the Company has not raised the necessary capital.

Broker - Dealer Sales of Units

The Company's Common Stock Units are not included for trading on any exchange, and there can be no assurances that the Company will ultimately be registered on any exchange. The NASDAQ Stock Market, Inc. has recently enacted certain changes to the entry and maintenance criteria for listing eligibility on the NASDAQ SmallCap Market. The entry standards require at least $4 million in net tangible assets or $750,000 net income in two of the last three years. The proposed entry standards would also require a public float of at least 1 million shares, $5 million value of public float, a minimum bid price of $2.00 per share, at least three market makers, and at least 300 shareholders. The maintenance standards (as opposed to entry standards) require at least $2 million in net tangible assets or $500,000 in net income in two of the last three years, a public float of at least 500,000 shares, a $1 million market value of public float, a minimum bid price of $1.00 per share, at least two market makers, and at least 300 shareholders.

No assurance can be given that the Common Stock Units of the Company will ever qualify for inclusion on the NASDAQ System or any other trading market until such time as the Managers deem it necessary. As a result, the Company's Common Stock Units are covered by a Securities and Exchange Commission rule that opposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and qualified investors. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and will also affect the ability of members to sell their units in the secondary market.

Secondary Market

No application is currently being prepared for the Company's Securities to be admitted to the Official Listing and trading on any regulated market. No application is being prepared to include the Securities to trading on an "Over-the-Counter" or "Open Market", though the Company intends to submit an S-1 or Form 10 Filing within TWELVE MONTHS of the close of this securities offering. There can be no assurance that a liquid market for the Securities will develop or, if it does develop, that it will continue. If a market does develop, it may not be liquid. Therefore, investors may not be able to sell their Securities easily or at prices that will provide them with yield comparable to similar investments that have a developed secondary market. Illiquidity may have a **severely adverse effect on the market value of the Securities and investors wishing to sell the Securities might therefore suffer losses.**

Certain Factors Related to Our Common Stock

Because the Company's Common Stock may be considered a "penny stock," a shareholder may have difficulty selling shares in the secondary trading market.

The Company's Common Stock Units may be subject to certain rules and regulations relating to "penny stock" (generally defined as any equity security that has a price less than $5.00 per share, subject to certain exemptions). Broker-dealers who sell penny stocks are subject to certain "sales practice requirements" for sales in certain nonexempt transactions (i.e., sales to persons other than established customers and institutional "qualified investors"), including requiring delivery of a risk disclosure document relating to the penny stock market and monthly statements disclosing recent price information for the penny stocks held in the account, and certain other restrictions. For as long as the Company's Common Stock is subject to the rules on penny stocks, the market liquidity for such securities could be significantly limited. This lack of liquidity may also make it more difficult for the Company to raise capital in the future through sales of equity in the public or private markets.

The price of the Company's Common Stock may be volatile, and a shareholder's investment in the Company's Common Stock could suffer a decline in value.

There could be significant volatility in the volume and market price of the Company's Common Stock, and this volatility may continue in the future. The Company's Common Stock may be listed on the OTCQB, OTCQX, OTCBB, The Bermuda BSX Exchange, the London Stock Exchange's AIM Market, the Canadian TSX Venture Exchange or TMX Exchange, the Irish Stock Exchange, the Frankfurt Stock Exchange and / or the Berlin Stock Exchange, where each has a greater chance for market volatility for securities that trade on these markets as opposed to a national exchange or quotation system. This volatility may be caused by a variety of factors, including the lack of readily available quotations, the absence of consistent administrative supervision of "bid" and "ask" quotations and generally lower trading volume. In addition, factors such as quarterly variations in our operating results, changes in financial estimates by securities analysts or our failure to meet our or their projected financial and operating results, litigation involving us, general trends relating to the Online Gaming Industry, actions by governmental agencies, national economic and stock market considerations as well as other events and circumstances beyond our control could have a significant impact on the future market price of our Common Stock and the relative volatility of such market price.

Compliance with Securities Laws

The Company's Securities are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act and other applicable state securities laws. If the sale of Securities were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of Securities. If a number of purchasers were to obtain rescission, we would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

Offering Price

The price of the Securities offered has been arbitrarily established by our current Managers, considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The Offering price bears little relationship to the assets, net worth, or any other objective criteria.

Lack of Firm Underwriter

The Securities are offered on a "best efforts" basis by the Company's Managers, without compensation and on a "best efforts" basis through certain FINRA registered broker-dealers, which have entered into Participating Broker-Dealer Agreements with the Company. Accordingly, there is no assurance that the Company, or any FINRA broker-dealer, will sell the maximum Securities offered or any lesser amount.

Projections: Forward Looking Information

Management has prepared projections regarding anticipated financial performance. The Company's projections are hypothetical and based upon a presumed financial performance of the Company, the addition of a sophisticated and well funded marketing plan, and other factors influencing the business. The projections are based on Management's best estimate of the probable results of operations of the Company and the investments made by management, based on present circumstances, and have not been reviewed by independent accountants and/or auditing counsel. These projections are based on several assumptions, set forth therein, which Management believes are reasonable. Some assumptions, upon which the projections are based, however, invariably will not materialize due the inevitable occurrence of unanticipated events and circumstances beyond Management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. Assumptions regarding future changes in sales and revenues are necessarily speculative in nature. In addition, projections do not and cannot take into account such factors as general economic conditions, unforeseen regulatory changes, the entry into a market of additional competitors, the terms and conditions of future capitalization, and other risks inherent to the Company's business. While Management believes that the projections accurately reflect possible future results of operations, those results cannot be guaranteed.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY.

ITEM 4. PLAN OF DISTRIBUTION

A maximum of 9,100,000 Common Stock Units are being offered to the public at $0.21 per Common Stock Unit for Units 1 to 2,750,000; $0.23 per Common Stock Unit for Units 2,750,001 to 6,000,000; and $0.25 per Common Stock Unit for Units 6,000,001 to 9,100,000. A minimum of $100,000 must be invested prior to the Company having access to the Investment Proceeds. A maximum of $2,100,000 will be received from the offering. No Securities are being offered by any selling shareholders. The Company will receive all proceeds from the sale of Securities after the minimum of $100,000 has been reached. Alternative Securities Markets Group will receive a maximum of 571,301 shares of Common Units in conjunction with the Offering as set forth on **page 6** of this document.

The Offering is on a "Best Efforts" basis and is being offered directly by the Company and its Management. There are no plans to stabilize the market for the Securities to be offered. Investors can purchase Securities directly from the Company by completing a Subscription Agreement Online at www.AlternativeSecuritiesMarket.com. Securities can be purchased by check, money order, or bank wire transfer. Investors should call the Company for bank wire transfer instructions should they choose that method of payment for Securities.

If an underwriter is selected to assist in this offering, the Company will be required to amend the Form 1-A to include the disclosures required regarding engaging an underwriter to assist in the offering.

Although the Company is not using a selling agent or finder in connection with this Offering, it will use a website as an online portal and information management tool in connection with the Offering. The Website is owned and operated by Alternative Securities Markets Group, (a California Stock Corporation), an equity partner of the Company, can be viewed at ***http://www.AlternativeSecuritiesMarket.com***.

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Securities, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to **Cyber Holdings, Inc.** and either mail or wire funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the website hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any state-specific Investor suitability standards.

The Company reserves the right to reject any Investor's subscription in whole or in part for any reason. If the Offering terminates or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this Offering. These materials may include public advertisements and audio-visual materials, in each case only as authorized by the Company. Although these materials will not contain information in conflict with the information provided by this Offering and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Securities, these materials will not give a complete understanding of this Offering, the Company or the Securities and are not to be considered part of this Offering Circular. This Offering is made only by means of this Offering Circular and prospective Investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Securities.

ITEM 5. USE OF PROCEEDS TO ISSUER

The Company seeks to raise maximum gross proceeds of $2,100,000 from the sale of Securities in this Offering. The Company intends to apply these proceeds substantially as set forth herein, subject only to reallocation by Company Management in the best interests of the Company.

A. Sale of Company Common Stock Units (4)

Category	Maximum Proceeds	Percentage of Total Proceeds	Minimum Proceeds	Percentage of Proceeds
Proceeds from Sale of Securities	**$2,100,000**	**100%**	**$100,000**	**4.76%**

B. Offering Expenses

Category	Maximum Proceeds	Percentage of Total Proceeds	Minimum Proceeds	Percentage of Proceeds
Offering Expenses (1) (2) (3).	**$105,000**	**5%**	**$5,000**	**5%**

Footnotes:

(1) Includes estimated memorandum preparation, filing, printing, legal, accounting and other fees and expenses related to the Offering.

(2) The Offering is being sold by the Managers of the Company. No compensatory sales fees or related commissions will be paid to such Managers.

(3) Units sold by approved "Broker Dealers" will receive a commission of 5-10%, and this amount will be added to the "Company's Offering Expense".

(4) Alternative Securities Markets Group will receive a maximum of 571,301 shares of Common Units in conjunction with the Offering as set forth on page 6 of this document.

ITEM 6. DESCRIPTION OF BUSINESS

Business: Cyber Holdings, Inc. ("CHI" or the "Company"), a Delaware corporation operating and qualified to do business in California and formed in June 2011, is an internet-based commercialization-stage entertainment organization focused on the design and implementation of personal computer (PC) online, First-Person-Shooter (FPS) world-wide Matches for participants (PC Gamers) through its WarZone Secure™ ("WZS") web site, located at http://www.warzonesecure.com.

The WZS website is configured for FPS games such as Electronic Art's® "Battlefield" series[2]. First-Person Shooter is a video game genre that allows the PC Gamer to experience combat through a first-person perspective; i.e., the PC Gamer experiences the action through the eyes of a protagonist-avatar. FPS games are a fast growing segment of the video-game market, with an estimated 5 million PC-based players worldwide.

Our financial forecast assumes that in 2017 approximately 50,000 individuals from this market segment will participate in our offering and that the majority of these participants will spend approximately $20 per month. If we achieve this degree of market penetration, we anticipate generating gross revenues of approximately $12.7 million, net revenues of approximately $5.8 million, and estimated EBITDA of approximately $2.1 million.

We believe that the core demographics of FPS Gamers will drive the financial results of our business. While the stereotypical view of a Gamer is often a young teenage boy sitting alone on a Friday night in a basement playing these games, in actuality, the demographics are much more profound. The average age of a FPS Gamer is 30, with median income is about $50,000, and the Male/Female breakdown is 53%/47%[3]. Critically, on average, ***Gamers spend about 6 hours per week playing video games***. These Gamers also spend thousands of dollars per year on equipment. This is a market niche that is not only underappreciated, but all but ignored. We expect to change that with WZS.

CHI provides organized online PC FPS Matches where PC Gamers may compete as individuals, small teams or as Large, Organized Teams (sometimes referred to by Gamers as "Clans"[4]) in cheat-free competitions to win cash and prizes. To our knowledge, we are the only online site in the world that offers Matches in a cheat-free environment for both individuals/small teams and Clans[5].

Matches held on the WZS website are provided via dedicated gaming servers which are housed in data centers located within the United States of America and Germany. PC Gamers who compete in WZS Matches can be located virtually anywhere in the world. Much in the same way that sports teams may pay a fee to use a playing field and hire referees to compete with other teams, regardless of the sport, CHI provides a virtual "playing field" and virtual "referees" where PC Gamers can compete online with other PC Gamers using games that they already own or possess.

Importantly, CHI is not providing the actual games themselves, but rather a safe, secure and cheat-free virtual arena (via our proprietary, patent-pending Win With Honor™ anti-cheat technology) on which these games can be played and prizes won. Our forum allows PC Gamers to compete for cash and other prizes with reduced concerns about cheating, a rampant cottage business in the gaming industry which has all but prevented any type of online Matches from being adopted by PC Gamers or actively promoted by the developers of the games. To our knowledge, other gaming sites require Gamers to own a console such as the Microsoft® "Xbox" or Sony® "PlayStation". We do not. Our Matches can be played via a PC connected to the internet, with no need for any console device.

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[2] Electronic Arts is neither affiliated with, nor an investor in, CHI.

[3] Data and related information cited in document.

[4] "Clans" are large, coordinated groups of often very focused, dedicated and intense Gamers. Clans can range in size from 25 to several hundred members. In general, Clans exist to compete with other Clans. Clans often have their own dedicated websites and logos. Clans are no different than sport teams, for example the San Diego Chargers™ or the Boston Red Sox™.

[5] Our Organized Team Matches are configured differently than our Individual and Small Team Matches, with different participation numbers, entry fees, prizes and fees.

We also operate a companion website, WarZone Girls, located at http://www.warzonegirls.com. Based upon the demographics of PC Gamers, nearly half of whom are female, we provide online graphic novels (comic books) based upon a story-line and all- female protagonists that are intended to direct PC Gamers to our main website. We view the WarZone Girls graphic novel/comic book website as primarily a marketing tool for the WarZone Secure site, and indeed, the last page of each issue is a full-page advertisement for WZS. If the series secures a following, our goal for WZG would be to out-license the characters for merchandising, as well as explore the potential for animated or live-action shorts or films. In 2014, we entered into a Joint Development Agreement with a New York City based production company to develop a "pitch reel" and pitch process for seeking third party development of WarZone Girls into a television, internet or theatrical release[6].

Matches: CHI does not provide the PC games to the PC Gamers. The games are already owned or available to the PC Gamers. Rather, CHI, through its WZS website, provides a secure, virtual "arena" on which the games are played. Our commercial launch (April 2014) comprises over 100 different Match-types for 7 of the most popular FPS game titles, including both the CounterStrike™ and Battlefield™ series. Our WZS website is coded, such that we can readily add new titles to our system on a regular basis and apply our anti-cheat technology to the new titles. We plan on adding a few new titles approximately every six months. We segregate the Match-types into five competitive categories: FreeZone™, with no entry fee (intended to attract new users to try our website); Standard, with a $0.25 entry fee per Gamer; Skill-Based, with a $2.50 entry fee per Gamer; High-Value, with a $5.00 entry fee per Gamer; and Organized Team-Match, with an $4.00 entry fee per Team Member[7]. Our Matches are designed based upon the way FPS Gamers already compete, such as "King of the Hill" and "Capture the Flag." Except for FreeZone and Standard (which provide no cash prizes and limited credits for winners), each Match provides up to three cash prizes (which can also be taken by the winner in the form of playing credits), with the cash prize (or credit equivalent) for 3rd place being no less than the Match entry fee, and with 2nd and 1st prizes being correspondingly greater. In addition, every Gamer who completes a WZS Match (except for FreeZone) receives free playing credits that can be accumulated and used for Match entry fees. On average, we expect to generate an approximate 48% margin on all Matches (gross Match fees, less cash prizes and the cash value of free participation credits).

Anti-Cheat Technology: Cheating is rampant in this sector. Indeed, custom or commercial PC-software that allows players to cheat and gain an unfair advantage over other players, commonly referred to as "cheats", are often simultaneously released by third parties when the video games amenable for play on our website are released.

To prevent cheating and prevent the use of cheats, CHI utilizes proprietary and patent-pending multi-level algorithms for detecting, catching and deterring cheating during each Match. One such patent is owned by us and issued in September 2013; the second has been filed and id pending. We believe that our anti-cheat technology is the unique differentiator between CHI and all other tournament sites, the vast majority being console-based (using, for example, Xbox® and other proprietary platforms) and most often conducted in stadium-like settings where the players compete in physical proximity with one another where behavior can be physically monitored by proctors. To our knowledge, CHI is the only entity that provides server-side anti-cheat technology, meaning that our customers do not need to purchase, download or install any anti-cheat software in order to compete in our cheat-free environment. We believe that our anti-cheat technology is a key component of our service offering and is intended to ensure a level playing field for all WZS participants.

Revenue: We will derive revenue from WZS Matches based upon a pay-to-play revenue model. Each Mach will consist of between 4 and 32 Gamers who can compete as individuals or small teams or organized teams[8]. Multiple

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6 This agreement has not been publicly announced as of the date of this Memorandum.

7 The primary purpose of FreeZone™ and Standard matches are to drive demand to Skill and High-Value matches.

8 Team members are randomly assigned, or players can play as a defined small team or Clan. The FPS games are designed for multiple players on different "sides" for example, different countries, etc.

Matches can be run simultaneously, and different Match types can also be run simultaneously[9]. Gamers need not know each other, and Gamers can be located in different parts of the world. Matches can take place 365 days a year, 7 days a week, 24 hours a day.

Match costs are denominated in "Credits." Each Credit is valued at $.005, i.e. 200 Credits per $1.00. As delineated on our website, this allows a Gamer to play multiple types of Matches. We will not issue refunds for unused credits.

We believe that the barrier to entry for the purchase of credits is more than acceptable for the demographic of our customers, and indeed we expect that upon adoption, many of our customers will readily spend $60-$80 per month ($15-$20 per week or about 5 to 8 Matches per week) on our service offering. However, to even further reduce the barrier to entry, we have established two competitive levels, FreeZone™, which has no entry fee and minimal credit prizes (no cash), and Standard, which has a 50 Credit ($0.25) entry fee, again with credit prizes but no cash prizes. We estimate that we will lose about $0.09 on many of our FreeZone Matches, which we consider to be a marketing expense as the intent is to attract Gamers to the site via these free/reduced entry-fee levels, and then work to convert these Gamers to our Entry-Fee competitive levels where they can win larger Credit prizes as well as cash prizes.

We believe that one of our key differentiators is that every Gamer who completes a WZS Match will win Credits; for individuals and small Teams, top scorers who place (1st, 2nd or 3rd) win cash prizes that can also be converted into Credits, and the winning Team in an Organized Team Match wins cash prizes or Credits. Credits are used for Match entry fees and, in the future, to purchase products from the online WZS store (e.g. tee-shirts, caps, mugs, etc.). We sometimes issue free Credits as part of our customer retention initiatives.

In terms of the graphic novels which we provide on the WarZone Girls website and via reading devices such as the Amazon Kindle®, our initial objective is to use this opportunity for marketing for our WZS site and therefore not charge for downloading the graphic novels. The WarZone Girls also includes an online store to purchase merchandise.

Entertainment: We consider our service offering to be entertainment-based. By that we mean that we do not consider our competition limited to other similar video game tournament sites, but rather venues that provide alternative entertainment such as movie-theaters, television, concerts, sporting events, etc. Approximately one-third of all participants indicate that playing these games is their favorite entertainment activity. Gamers, particularly FPS Gamers, are highly competitive. In an era where a ticket for a 90-minute movie can cost in excess of $12, where consumers readily pay $100's per month to secure cable television, and with many in our market demographic spending much more than $15 per week on coffee, the purchase of credits to secure several hours' worth of competitive FPS gaming experiences is considered by us to be both a value-add for our customers, and a more robust form of entertainment.

Market Opportunity: FPS games have a built-in customer base for our business. Based on increasing revenue and units of games sold by third party game developers, we believe that this customer base is amenable to the adoption and continued utilization of the WZS website. These Gamers are highly competitive, often placing community recognition above winning prizes. On average, Gamers spend approximately six hours per week playing video games. The demographics of the target market are not the stereotypical "skateboarding teenager." In addition, to our knowledge, no organization has targeted Clans as part of its marketing approach; we intend to make our WZS website as "Clan-Positive."

We estimate that the worldwide market of FPS Gamers is approximately 5,000,000. Our financial projections assume that in our third full year of commercial operations (2017) if we secure approximately 1.0% of this market (about 50,000 Gamers), each playing multiple Matches and spending approximately $20 per month, we will generate approximately $12.7 million in gross Match fees and achieve net revenue margin of approximately 45%.

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[9] For example, one set of players can be playing "Insurgency" while another set is playing "Battlefield II".

As we set forth in this Memorandum, over just a two day period measured in 15 hours per day, there were between 60,000 and 74,000 Gamers playing just two of the titles that are part of our WZS service offering.

Skill/Chance and "Gambling": We believe that the games played on the WZS website involve "games of skill" and not "games of chance." "Chance" is one of the elements generally required to be present in order for a game to violate state anti-gambling statutes. We believe that our Matches are not classified as "online gambling" such that cash prizes awarded to Match winners are not designated as gambling proceeds or winnings. This belief is predicated upon the test used by most states to determine if a game is one of skill or chance, i.e., the "Dominant Factor Test."

Most states have concluded that where the elements of skill, whatever they may be, predominate over the elements of chance, whatever they may be, in determining outcome, then the "chance" element is lacking and the game involved does not violate that state's anti-gambling law. In all FPS games, skill is what determines outcome with skill involving superior hand-eye coordination, intelligence, memory, strategic thinking, recall, etc. Chance is at best involved with "dumb luck" or "beginner's luck." Indeed, cheats reduce the need for skill, and in this context, we believe that in addition to the nature value of skill in these games over chance, our anti-cheat technology further reduces the chance for cheating and therefore enhances and increases the need for skill to win. The Company therefore believes that skill predominates over chance in these games[10].

Business Strategy: Our business strategy is predicated upon what we believe to be an existing market enthusiasm for the types of competitive Matches that we intend to offer on our website. Our business model is predicated upon targeting these Gamers and attracting them to our WZS website based upon the ability to compete in Matches with games that our customers already own or have access to with other payers, with the opportunity to win cash and prizes, and with the understanding that our website has built-in parameters that reduce or eliminate cheating.

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[10] In the United States, Gamers who desire to play online video games involving money must be over the age of 18, and the following States prohibit the payment of money to play online video games: Alaska, Arizona, Delaware, Iowa, Maryland, North Dakota, Tennessee and Vermont. Our system requires acknowledgement the Gamer is at least 18 years, and we do alert all Gamers that if they are in any of these states about the legal requirements regarding the prohibition for paying cash to play online video games.

Financials: Our summary estimated and projected financial information is as follows:

($ in 000's)	Fiscal Year Ended December 31,				
	2013A	2014P	2015P	2016P	2017P
Selected Income Statement Data:					
Revenues:					
Gross Revenue	$-	$1,180	$3,438	$8,419	$12,735
Less: Value of Credits Awarded	-	(104)	(304)	(658)	(966)
Less: Value of Cash Awarded	-	(534)	(1,551)	(3,943)	(6,011)
Net Revenue	-	542	1,583	3,818	5,758
Expenses:					
Cost of Revenue	-	224	587	1,064	1,456
Research and Development	73	38	316	596	616
Sales and Marketing	31	381	486	758	897
General and Administrative	25	87	522	576	628
Depreciation and Amortization	-	5	12	24	30
Total Expenses	129	734	1,923	3,019	3,628
Operating Income	(129)	(192)	(341)	799	2,130
Income Tax Provision	-	-	-	18	810
Net Income (Loss)	$(129)	$(192)	$(341)	$781	$1,321
% revenue	*n/a*	*-35%*	*-22%*	*20%*	*23%*
Total FTE (YE)					
Cost of Revenue	-	7	6	10	13
Research and Development	-	3	3	5	5
Sales and Marketing	-	1	1	2	2
General and Administrative	-	2	3	4	5
Total	-	13	13	21	25
Selected Balance Sheet Data:					
Cash and Equivalents	$46	$1,864	$1,436	$2,293	$3,680
Total Current Assets	46	1,866	1,439	2,298	3,689
Total Liabilities	96	132	52	139	212
Total Stockholders' Equity	$(50)	$1,753	$1,412	$2,193	$3,514
Other Data:					
Target Market		5,000,000	5,000,000	5,000,000	5,000,000
Match Volume (excluding Standard)					
Matches Per Year (Q4 2013)		35,000	100,000	250,000	375,000
Average Participants Per Match		11.6	11.6	11.6	11.6
Total Slots		405,913	1,159,750	2,899,375	4,349,063
Match Type Distribution					
Skill		90%	88%	86%	84%
High Value		5%	7%	9%	11%
Team		5%	5%	5%	5%

Entry Fees				
Skill	$2.50	$2.50	$2.50	$2.50
High Value	$5.00	$5.00	$5.00	$5.00
Team	$4.00	$4.00	$4.00	$4.00
Monthly Spend (excluding Standard)				
$20.00	95%	90%	85%	80%
$25.00	5%	8%	11%	14%
$40.00	0%	2%	4%	6%
Unique Participants (excl. Standard)	13,530	12,778	31,687	47,164
% Target Market	0.3%	0.3%	0.6%	0.9%

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Operations

We anticipate launching commercial operations of our WarZone Secure website in early 2Q2014. The WarZone Girls website and free comic books were launched in early 2013; we have begun what we anticipate to be the monetization of that asset by entering into a Joint Development Agreement with a New York City-based production company for development of the WarZone Girls intellectual property into what could be a live action series or feature film.

Our prior raises were conducted to secure proceeds to develop the WZS and WZG websites and fund initial marketing efforts. The technology for the WarZone Secure website has been both alpha (internal) and beta (external, third party) tested. Our WZS site has been reviewed by well-recognized industry organizations,[11] as well as WZG.[12] We believe that the technology risks have been substantially reduced based upon our prior raises and the use of those proceeds[13], and we believe that we are now an execution-focused investment opportunity. We also own (on a fully-diluted basis) 20% of Super Mackerel, Inc., a Delaware Corporation based in Long Beach California that provides multimedia marketing for third parties; we will use the services of Super Mackerel to assist us in expansion for the WZS website as well as other marketing endeavors[14].

Importantly, we have completed development of our anti-cheat/PC-FPS software. Our software includes a proprietary, algorithm-based platform from which all of our anti-cheat software derives functionality, and specific anti-cheat software for each FPS gamed for which we offer Matches based on parameters unique to the specific FPS games. The Company has initially introduced seven of the most popular PC-based FPS games that can be used by Gamers in Matches offered on our website. These titles will be increased as our business expands[15].

We believe that we have assembled an experienced, knowledgeable, robust and dedicated team of managers, Board of Directors, and outside consultants. The Company's executive team and Board includes individuals with extensive experience in PC-based FPS gaming participation, FPS management site development,

---

11 http://venturebeat.com/2014/01/20/how-warzone-secure-solved-the-cheating-problem-in-online-gaming-tournaments/

12 https://www.youtube.com/watch?v=Y5UgOlUa7_w

13 During our three year technology and business development period, no member of the management team has received compensation (or commitment for deferred compensation).

14 No proceeds from the Offering will be used for the operations of Super Mackerel, Inc. Our ownership in this asset is opportunistic and based upon having access to a multi-media marketing organization for which we provide certain business-oriented services.

15 At commercial launch, we will support the following FPS titles: Battlefield 3; Battlefield: Bad Company; Battlefield 4; Counter Strike: Source; Counter Strike: GO; Insurgency; and Team Fortress 2. We anticipate adding new titles every 6 months.

intellectual property creation, technology company commercialization, business operations, initial public offerings and achieving successful exits for investors.

The commercial launch of our WarZone Secure website is scheduled to occur in early 2Q 2014. Our WarZone Girls website was launched in early 2013. We intend to enhance brand awareness for the WarZone Secure website using online descriptions and contests on the WarZone Girls website where our graphic novel series is made available for free[16].

Beneficially, we believe that investors in this financing round are not investing in what we consider the significant initial risk associated with early-stage technology and intellectual property development. We believe that the technology risks and costs associated with development of our WarZone Secure and WarZone Girls websites and our proprietary anti-cheat software have been substantially mitigated.

The Company's executive team opted to forego cash compensation throughout this three-year development stage. Proceeds from the Company's prior financing rounds were used to fund development expenses, and the anticipated proceeds of this current financing round will be primarily used for marketing expenses and operating costs as we begin expansion of our service offerings. We believe that the projected compensation for the executive team is modest. The management team is dedicated in its desire to be aligned with the objective of the Company's investors in that we recognize that that value of the Company will be established by the Company's equity, and not in salaries and other cash-oriented benefits.

Our Customers Already Own/Possess the FPS Games That Our Website Supports: WarZone Secure Matches versus PC FPS Games

Our business model is not based on licensing, leasing, renting, or purchasing of the games played in our Matches. We currently do not plan to develop or offer such games to our customers[17]. Our business model is based upon providing Matches to Gamers who have already purchased or otherwise secured the games of interest. In this context, our business is not dependent on any one PC FPS game or vendor[18].

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[16] Our brand awareness process began in 2012 with an online survey and contest, the winner of which being announced via a press-release, as well as announcing initiation of Beta testing of our website. *See*, for example, http://www.marketwire.com/press-release/-1730019.htm

[17] However, and based upon the gender demographics of FPS players, our companion website, www.WarZoneGirls.com provides an online graphic novel ("comic-book") series based on five female warriors in a scenario that could, at some point, be out-licensed by us to a third-party for development as an FPS game and for merchandising material.

[18] By developing a business model that is agnostic to the particular PC FPS game being played, we believe that we substantially increase our business offering to all PC FPS game players. While some software developers of particular PC FPS games may offer Matches, these are limited to the particular game that the developer offers.

Our business is focused on providing a "level playing field" to FPS competitors who desire to compete for cash and prizes against other players, with an enhanced sense that cheats will not be viably utilized by other players to secure an unfair advantage and victory. We believe that this approach, i.e., providing a venue for cheat-free Matches, increases the opportunity to secure multiple customers who play different PC FPS games.

Market Opportunity

In 2010, 500 million video games were sold worldwide, and, of this amount, more than half were sold in the United States[19]. The video-game industry generates $25 billion in annual revenue[20]. Seventy-two percent of all American households play video or computer games[21]. Perhaps surprisingly, in as much as video games are considered to be games for the young, the average game-player age is in the mid-30s. The breakdown by age-group for video-game players is as follows[22]:

Age Range	Percentage of Video Game Players[23]
Under 18	32%
18-35	31%
36+	37%

Despite what our natural assumptions may indicate and what popular media may suggest, these "games" are not for the young – indeed, more than one-third of all video-game players are over the age of 36. The average age of game purchasers is 35[24]. The majority of online gamers have an average income of between $35,000 and $75,000[25]. This data drives home a key point – this is not an industry of limited-income, young, male-only participants.

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19 http://aggregame.com/news/2011/04/29/2010-a-gaming-year-in-review-video/

20 Michael D. Gallagher, president and CEO, Entertainment Software Association; http://www.theesa.com/facts/pdfs/ESA_EF_2011.pdf

21 http://www.theesa.com/facts/pdfs/ESA_EF_2011.pdf

22 2012 Sales, Demographic and Usage Data, "Essential Facts." Entertainment Software Association. http://www.theesa.com/

23 http://www.theesa.com/facts/pdfs/ESA_EF_2011.pdf

24 2012 Sales, Demographic and Usage Data, "Essential Facts." Entertainment Software Association. http://www.theesa.com/

25 http://www.grabstats.com/statmain.asp?StatID=1008

To rebut a popular conception, young Gamers do not bypass their parents with respect to these games; 82% of the time, young Gamers receive parental permission before purchasing or renting a game.[26]

Furthermore, and again against stereotype, women make up a significant percentage of these players, with 47% of all players being female – women age 18 or older represent a significantly greater portion of the game-playing population (37%) than boys age 17 or younger (13%)[27] [28]. This is one of the key drivers supporting the development of our WarZone Girls website. Thirty-three percent of all players indicate that playing these games are their favorite entertainment activity[29].

Nor are these games used on a casual basis. With respect to adult gamers, the average number of years that they have been playing video or computer games is 12. This is consistent between men and women: among most frequent gamers, males average 13 years of game playing and females average 10 years. Gamers who use personal computers to play games (our target market is focused on games played on personal computers) spend an average of about six hours per week playing PC-based games[30]. In addition, studies are now suggesting that despite the stereotypical "slacker" vision of these players, these games actually enhance intelligence and brain function:

> "Being immersed in a video game, and having your brain stimulated, can encourage creative solutions and adaptations. These beneficial ideas and thoughts can then be applied to real life situations. The results can be surprisingly positive for individuals, communities, and society as a whole."
>
> ***–Allen S. Weiss, M.D., President and CEO, NCH Healthcare System***
>
> "Gaming is productive. It produces positive emotion, stronger social relationships, a sense of accomplishment, and for players who are a part of a game community, a chance to build a sense of purpose."
>
> ***–Jane McGonigal, PhD, author of Reality is Broken: Why Games Make Us Better and How They Can Change the World***
>
> "Kids play video games for fun with the goal of progressing to the next level and eventually conquering the opponent, whether that's another player or the computer. What's more, the social aspect—sharing tactics, experiences, and explanations—helps cement what they've learned."
>
> ***–James Paul Gee, author of What Video Games Have to Teach us About Learning and Literacy***

2012 Sales, Demographic and Usage Data, "Essential Facts." Entertainment Software Association. http://www.theesa.com/

27 http://www.theesa.com/facts/pdfs/ESA_EF_2011.pdf

28 2012 Sales, Demographic and Usage Data, "Essential Facts." Entertainment Software Association. http://www.theesa.com/

29 http://www.theesa.com/facts/pdfs/ESA_EF_2011.pdf

30 http://www.grabstats.com/statmain.asp?StatID=1014

"The U.S. entertainment software industry is at the forefront of innovation and education, turning what we have thought about video games on its head."

–Rep. Debbie Wasserman Schultz, (D-Fla), co-chair of the Congressional Caucus for Competitiveness in Entertainment Technology[31]

Niche Market Focus: PC-Based First Person Shooter (FPS) Games

Our WZS website is focused on FPS games played via the personal computer. The FPS genre is a subset of the action video game genre. The FPS computer game genre centers on combat through a first-person perspective. FPS is a type of three-dimensional (3D) game featuring a first-person point of view through which the player sees the action via the eyes of the player character. The primary design element is strategy, planning and coordination under combat-oriented scenarios. FPS games use conventional input devices such as a "joystick" for movement, as well as the computer keys and mouse. FPS involves an avatar (a graphical representation of the player or the player's alter ego or character), one or more ranged weapons, and a varying number of opponents. Because they take place in a 3D environment, these games tend to be more realistic than 2-dimensional games, and have more accurate representations of gravity, lighting, sound and interactions. It is common to display the character's hands and equipment in the main view, with a heads-up display showing health, ammunition and location details. It is often possible to overlay a map of the surrounding area.

FPS is one of the fastest growing segments of the video-game industry. For example, the "Call of Duty" series by Activision®, has over 30 million players who play the game online at least once a month.[32] Of all computer games sold in 2011, 13% were FPS.[33] Of all the top selling computer games (i.e., not just FPS) based on units sold in 2011, one of the titles included in our initial offering was ranked in the Top 20, Battlefield III (rank = 6).[34]

About 10% of all video games sold in the United States in 2010 were personal computer (PC) video games (i.e. about 25 Million were PC video games)[35] – in as much as the United States represents half of all video games sold worldwide in 2010, we believe that the 10% figure regarding the percentage of computer video games sold is

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31 http://www.theesa.com/facts/pdfs/ESA_EF_2011.pdf

32 http://www.wired.com/gamelife/2011/05/call-of-duty-elite

33 2012 Sales, Demographic and Usage Data, "Essential Facts." Entertainment Software Association. http://www.theesa.com/

34 2012 Sales, Demographic and Usage Data, "Essential Facts." Entertainment Software Association. http://www.theesa.com/

35 http://www.theesa.com/facts/pdfs/ESA_EF_2011.pdf

applicable to the world-wide market, i.e. 10% of the world-wide market of 500 million video games sold in 2010 were PC video games (50 Million).

With respect to PC-based FPS – the focus of the WZS website – these sales represent 10% of the total PC video game market, i.e. about 2,500,000 (United States) and 5,000,000 (world-wide) PC video games sold in 2010 were PC-based FPS games.[36] This is the target market for our WZS website.

For purposes of our financial projections, we utilize a zero-growth rate for sales of PC video games. We believe that by utilizing a flat-growth projection with respect to PC video games sales during the period of our projections, those interested in CHI can gain a greater appreciation for the relatively small percentage of this market that we can project achieving burn rate neutrality and profitability from commercial launch. Therefore, our modeling and projections are based on a target market of 5,000,000 PC-based FPS video games throughout the Company's forecast period.[37]

We note that our business is not dependent on growth in the PC-based FPS market. In addition, the 5,000,000 participant target market is based on units of PC-based FPS games sold, not people. Therefore, as an example, a family may own one PC FPS game, but several members may use that game to play the game at different times. In essence, we believe that our target market is growing and is larger than the number of units sold. However, and as noted, we have opted to use static market numbers for the foundation of our projections.

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[36] http://www.theesa.com/facts/pdfs/ESA_EF_2011.pdf

[37] An important point about the target market: these numbers are based on units sold and not players. For example, a family of 4 may buy a game which would of course be one game – however 2 of the members of that family may use the game to compete on the WZS website. Accordingly, we do not endeavor to "bias" the projections based on overly optimistic numbers, and while an argument can be made and supported to increase the potential market size by adjusting the unit numbers based on, for example, average household size per purchase, and average number of players per household, our objective is to provide projections based on conservative estimates when estimates are required.


GAMER COUNT PER HOUR: TF2
120000
100000
80000
60000
40000
20000
0
9AM 12PM 2PM 4PM 6PM 8PM
9AM 12PM 2PM 4PM 6PM 8PM 10PM 12AM
GAMER COUNT PER HOUR: BF-BC2
3000
2500
2000
1500
1000
500
0
9AM 12PM 2PM 4PM 6PM 8PM 10PM 12AM
9AM 12PM 2PM 4PM 6PM 8PM 10PM 12AM

Game Title	Average Per Hour Data Collected Saturday August 31, 2013 9AM – 12AM	Average Per Hour Data Collected Sunday September 1, 2013 9AM – 12AM
Team Fortress 2	**59,737**	**73,014**
Battlefield Bad Company 2	**1,513**	**949**
Average of Both Titles	**61,250**	**73,963**

We believe that it is important to note that these games were being played simultaneously. A takeaway point is that over a 15 hour period on Saturday August 31, 2013, and over the same time period on Sunday September 1, 2013, *61 Thousand Gamers and 74 Thousand Gamers, respectively, were playing, per hour, only 2 of the FPS Games we support.* We believe that this demonstrates that our customer base exists; our goal is to move these Gamers to our WZS website to play these types of games within our secure, prize-based arena. In addition, and as is be detailed below, we need less than about 50,000 Gamers in total to play matches on our site and spend approximately $20 per month (about 5-8 Matches per month) to achieve our financial projections.

In terms of the difference between console-based video games and PC-based video games, it is noteworthy that a basis for the development of consoles such as the Xbox® was based on the enhanced memory, graphics and sound that can be devoted to a console compared with a PC. However, astute users of PCs know and appreciate that the memory, graphic and sound capabilities of PCs are improving and will continue to improve. The Company believes that, in time, Gamers will be less inclined to stay with console-based games.

As the capability of a PC increases, the we believe that the justification to purchase a separate device, such as an X-Box® console, just to play FPS games will wane.

A Significant Problem for FPS: Cheats

A significantly negative aspect of FPS video games is cheating. Increasingly, in a desire to artificially enhance the skill set of a player or players to defeat those who are skilled and do not require an artificial advantage, there are always players who wish to gain an unfair advantage over others by using game exploits or external programs which offer an artificial advantage over other, more skilled, players. These exploits and external programs (also referred to as "cheats") are analogous to professional athletes who use steroids to enhance their performance, thus creating an unfair advantage over players who rely solely on their own skills, talents and knowledge of the athletic contest.

In FPS games, cheats come in many forms, including "wall-hacks" which overlay a "heads-up" type display over the user's screen—highlighting or placing a virtual box over their opponents and also allowing the user to literally see their opponents through solid objects such as walls and buildings, which gain the user a large tactical, and unfair, advantage. Another cheat example is commonly known as an "aimbot", which in FPS games automatically aims and directs the user's combat tools at opponents without requiring any skill on the part of the user. Yet another cheat overlays a virtual map for the user of the entire battlefield and shows all players (team members as well as opponents), allowing the user a large tactical, and yet again unfair, advantage over opponents. These are only a few examples of the many hundreds of cheats and variations of cheats widely available as paid programs created by professional companies, privately created and used and those in the hacking community and distributed free in public gaming forums.

Cheats allow for an unfair advantage over skilled players who compete based on a presumed "level playing field." As with any competition, cheating not only reduces the ability of true competitors to know how they lost but also allows the cheater to gain an improper status and advantage over legitimate players. In the environment of online gaming, detecting such cheaters is often difficult. Importantly, the development of cheat-enabling software has rendered the ability to make the competitions les robust, time consuming and expensive – unless a player can be assured that all reasonable steps have been taken to prevent the use of cheats, it is difficult to assume a level playing field. This not only reduces the ability to make the competitions more enjoyable, but also weakens the allure of skill and the requirement of fair play.

Of equal importance is the significant damage that can be done to the reputations of game developers and sales of their products under which cheating has become rampant. Matthew Pritchard, a developer at Ensemble Studios, aptly summarizes this problem:

> "Cheating hit closer to home for me while I was working on the final stages of *Age of Empires II: The Age of Kings*. Cheating online became a widespread problem with the original *Age of Empires*. Matches had to be cancelled due to a lack of credibility, the number of online players fell, and the reputation of my company took a direct hit from frustrated users. Unable to spare the resources to fix the game properly until

after *Age of Kings* was done, we just had to endure our users turning their anger upon us -- probably the most personally painful thing I've experienced as a developer."[38]

Players using these widely-available cheats have become a widespread epidemic for the online gaming world. Large and established gaming companies such as Activision, Electronic Arts and even Microsoft are constantly playing a game of "cat-and-mouse" with cheating players, combating whichever cheats they can detect and releasing game updates and actively banning players that are caught cheating. This method of releasing updates to block the cheat or catch cheating players has been the primary approach game makers have been taking to address this phenomenon. The problem with this method is that in order for a counter-cheating agent to be created, game makers must first detect and then devise a method to anti-cheat the hack—all of which takes time, sometimes up to weeks and months in total. In addition, the cost can be staggering: if the cheating is not stopped, players will abandon one game for another, causing significant loss in revenue, coupled with what requires significant time and effort to block the cheating with software changes to the original game program.

Cheats are widely available and those that provide the cheat-software do not hide in the shadows. Indeed, they offer their services with impunity and evidence the "cat-and-mouse" nature of the problem -- the game-software company puts out a patch to stop one cheat, and the cheat puts out an update to overcome the patch[39]. One example is as follows:

> We have just updated our Call of Duty 4 Cheats to work with the new COD4 [Call of Duty 4] Patch v1.7. Our COD4 Cheats feature over 70 different options in the hack. You can set the hacks up in minutes once you become a member of our site. If you want the best cheats, hacks, aimbots and exploits for COD4 visit us online now. **DOWNLOAD OUR CHEATS AT –** www.FPSCHEATS.com[40]

Part of the allure of cheating for PC-FPS games is related to the internet. Anonymity as to name and location, coupled with a desire to win in order to be perceived as the best by fellow online Gamers, and with little if any punishment when caught, all combine to make the process of cheating almost as powerful as the desire to use one's innate skills to win. Because Gamers rarely use their real ID and because their specific location is often unknown, the only way to track down a cheater is to identify the cheater's internet protocol address ("IP address"), which is a numerical label assigned to each device (e.g., computer) participating in a computer network that uses the internet for communication. However, even if the user's screen name and IP address are identified and that Gamer is banned from competition, that Gamer merely needs to create a new screen name and secure a different computer which will have a different IP address in order to continue cheating. Detecting the IP address and blocking that address from competition is often laborious, expensive and difficult, whereas creating a new user name and securing a new computer and IP address is simple.

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[38] http://www.gamasutra.com/view/feature/3149/how_to_hurt_the_hackers_the_scoop_.php.

[39] A patch is a small piece of software that is used to correct a problem with a software program. Patches are often called "fixes." Most major software companies will periodically release patches, usually downloadable from the Internet, that correct very specific problems in their software programs.

[40] http://www.cod4cheatsdownloads.com/call-of-duty-4-hacks/call-of-duty-4-cheats-wwwfpscheatscom/

Our Technology Solution

Our business will be conducted over the internet via our WZS website. In the context of the Matches that we provide, those who will be driven to our WZS website already understand and play the types of FPS games that are supported by WZS website. These games are played by thousands of Gamers each day, across the globe – our customer base is already established. Our business offering is new, but the universe from which we secure our customers is not. Our business objective is to drive already-existing Gamers who are already inclined to enhance the FPS game-playing experience by entering competitive Matches where prizes can be awarded –without the concern of cheating by other players— to our WZS website, and then via both loyalty/dedication and competitive attachment, continue playing these games via our Matches.

The opportunity to win money is important, but that alone cannot be the driver. In addition, not every Gamer can win money. However, if the value is perceived as real and multiple opportunities for public recognition are provided, winning money is often secondary – competing against others and improving one's skills in the process is what drives true competitors. Because our system is designed to ensure that every participant wins something each time they play a tournament, we believe that this will provide a desirable benefit and allows for retention of those who use our WZS website.

A key component of our technology differentiator is our proprietary anti-cheat software and algorithms. Our technology is the subject of two different approaches to thwarting cheats. The first is set forth in United States Patent 8,529,343, "Method for Monitoring Computer Programs" which is owned by us, having been fully assigned to us by one of our co-founders. The second is set forth in pending United States provisional patent application, "Method for Assessing Scoring Behavior" filed in 3Q2013, which is also owned by us via an assignment from a member of our Management Team[41]. As of now, the allowed patent is not part of our commercial offering. The pending provisional patent application encompasses the technological approach that we use on our website[42].

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[41] Under US Patent Law, the provisional application must be converted into a regular US patent application within one year of the original filing date. The pending patent application does not require such conversion until early 3Q2014. Thereafter, the application is published, which is expected to occur in 1Q2015. Until such time as the application is published, it is confidential and in this competitive space, we believe that it is imprudent to disclose any non-confidential information about the application, including its original filing date. Those who desire to review and study the application may do so under appropriate and mutually agreeable confidentiality provisions. The description of the technology as set forth in this section is not designed to be vague for nefarious purposes, but rather to ensure confidentiality of the methodology until otherwise publicly disclosed by us via the patent process.

[42] This is a particularly competitive industry, and, for that reason, the Company believes that it is in the best interest of our business and our investors to not provide extensive detail about our algorithms, proprietary software approach and pending patent applications in order to reduce the opportunity for accidental or nefarious misappropriation of intellectual property. The Company is confident in its ability to execute on its development objectives and will freely share more detailed information about the anti-cheat software with those who enter into mutually-agreeable non-disclosure agreements with the Company. The pending patent application will not be published and publicly available until about 2Q 2014, such that early release of the information removes a competitive advantage that we believe that we currently hold over would-be competitors.

Both technologies are "server-side", meaning that our customers do not need to download or install or purchase any software on their system in order to have the benefits of our anti-cheat technology. We believe that this is an important differentiator. To our knowledge, all other anti-cheat approaches are based upon a software-model, i.e., the person much download or buy software and install it on their computer. The obvious flaws in such an approach are evident: if only "good" Gamers use such software, then the cheaters can continue cheating with impunity. By creating server-side, as opposed to client-side software, then the technology we utilize monitors every Match, regardless of desire on the part of a Gamer. For the Gamers who play fair, this has no impact; the software monitors the Matches and if no cheat behavior is detected, nothing *per se* happens. However, when cheating behavior is detected, the software can remove the cheater from a match. We believe that over time, as our technological approach becomes more widely understood by the PC-FPS community, those who desire to cheat will go to other sites where we believe that cheating is easier.

Our approach to cheating follows the analogy of a referee. A referee cannot catch all "fouls." However, the presence of the referee often reduces rampant fouls or cheating. Indeed, our server-side software is meant to primarily catch Gamers who may be cheating and remove them from the playing field. If a Match is ruined by the removal of a cheater, we provide a free Match to the Gamers whose experience was marred by the cheater. In order to sign up and register for our site, Gamers must acknowledge review of our terms and conditions, which make clear that if a Gamer is caught cheating, they forfeit any credits they have purchased and/or won, with no refund.

Our mitigation of cheating activity is not limited to technology alone. A unique aspect of our service offering is the requirement that all users must provide us with the GIID associated with their game title.[43] Indeed, true Gamers detest cheats and those that use them, and we encourage our customers to report cheaters. To facilitate this process, if a cheat or cheater disrupts a Match, the other Gamers receive a free Match credit. In addition, we will also post a "Wall of Shame" on our website where those caught cheating are publicly identified by their Gamer handle and other identifying information (so as to prevent them from playing not just on our site, but on other sites). Our terms and conditions will in the future indicate that all that use our site provide us their permission to post their Game handle on both our Wall of Fame and Wall of Shame as a condition of participation.

From a non-technological perspective, in order to even consider cheating on our website, a Gamer must still pay a Match Entry Fee[44]; thus, if the cheat is used for enhancement of credibility, the price to pay for such recognition is expected to create a negative cost-benefit outcome for a cheater. And for those considering using a cheat in order to win cash or other prizes, that goal is somewhat thwarted by the comparatively low cash prizes; for

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[43] A GUID (Global Unique Identifier) is the unique code/product key associated with each game. If one of our customers is caught cheating, banning the individual simply requires securing a new identify/handle or new IP address for their computer. However, a GUID can NOT be changed and as a result, we ban the "GUID" of the player caught cheating. We believe that this can also acts as an effective and permanent ban to those caught cheating on our system.

[44] Except FreeZone™.

the competitive Gamer, the winning of the cash prize is significant because it is earned by success, but for a cheater out to game the system to secure money, intuitively one can understand that such a Gamer would have to cheat in a significant number of Matches, each requiring an entry fee, in order to make the process financially viable and cost-beneficial. A Gamer who cheats will have to cheat in an inordinate number of Matches in order to make the cost-benefit process cost effective. We intend to monitor all recipients of prizes on a regular basis such that if we spot Gamers who are consistently winning, we can add a further layer of review on top of the anti-cheat software.

WarZone Secure Is Not Internet Gambling: Games of Skill versus Games of Chance[45]

Players using our WZS website are paying to participate, and because we award prizes to players using the WZS website, an assumption may be made that our business involves online or internet gambling. Internet gambling is almost entirely illegal in almost every state within the United States.

In this context, states typically employ the "Dominant Factor Test" (DFT) in determining whether a game, where player-participation is paid-for and prizes (cash or other things of value) can be awarded, is a game of skill or a game of chance. In this context, the distinction need not be 100% of one or the other –every competition involves some "chance" or "luck." Rather, the DFT seeks to determine which predominates in the process.

For example, in a lottery game where a player pays for a ticket that includes randomly-assigned numbers and the winner is based on selection from a corresponding set of tickets that can include that player's numbers, winning is pure chance. No skill is involved in purchasing a random set of numbers.

In a game such as "Trivial Pursuit™", winning is based on skill predicated upon knowledge, intelligence, etc. Almost no "chance" is involved; a player either knows the answer or does not know the answer.

In many games, however, there is some combination of both skill and chance. In most sporting events, almost every victory is based upon superior skill – however, elements of chance can determine the outcome: for example in football, a recovered fumble may change the outcome of the game, the fumble being based on chance, and the recovery involving chance or skill.

Games typically involved in "gambling" (for example, poker), tend to involve a mixture of both. However, it is intuitively obvious that the element that is dominant in terms of winning is chance – cards that are dealt from a fully-shuffled and "hidden" deck determines the outcome, such that even a non-professional card player can beat a professional if a winning hand is randomly dealt to the non-professional. On the other hand, gambling games such

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[45] Attention is directed to **Appendix B** providing what the Company believes to be relevant sections of the California Penal Code as well as case-law interpretation. Those interested in CHI and/or a potential investment in the Company may desire to seek independent legal counsel as to this issue.

as roulette is entirely a game of luck – absolutely no skill is involved in selecting a number and then having a rotating wheel stop at a corresponding number to determine a winner.

In determining whether a game is such that the outcome of victory is based on skill or based on chance, states typically rely upon the DFT in making such determinations.

Dominant Factor Test

The Dominant Factor Test can be described as follows:

> 'Chance' is one of the elements generally required to be present in order for a game to violate a state anti-gambling statute. Most states have concluded that where the elements of skill, whatever they may be, predominate over the elements of chance, whatever they may be, in determining outcome, then the 'chance' element is lacking and the game involved does not violate that state's anti-gambling law. This question considers whether the state applies this 'dominant factor,' or predominance, test.[46]

Historically, the Dominant Factor Test was defined in a 1973 case from Alaska, *Morrow v State* 511 P.2d 127 (Alaska, 1973). In *Morrow*, the court articulated four qualifications to determine if the outcome is based predominately on skill, or on chance/luck:

- The participants must have a distinct possibility of exercising skill and must have sufficient data upon which to calculate an informed judgment.
- The participants must have the opportunity to exercise the skill, and the general class of participants must possess the skill.
- Skill or the competitor's efforts must sufficiently govern the results.
- The standard of skill must be known to the participants, and this standard must govern the results.

As an example, golf meets the above criteria. Tiger Woods could be expected to beat the casual weekend golfer. Even if the golfer were to place a wager on the outcome, the results would be determined primarily upon the skill of the competitors. While there is a slim chance that the professional might lose – based on either bad luck by the professional or "beginner's luck" for the casual golfer -- the dominant factor is skill, not chance. As such, the event would not be deemed gambling under the Dominant Factor Test.

In states that use the Dominant Factor Test, a bowling alley, golf course, or bar could hold a tournament where they collect an entry fee and award a prize without violating anti-gambling laws. Similarly, individuals could make bets on the outcomes of these events without violating anti-gambling laws.

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46 http://www.gambling-law-us.com/State-Law-Summary/

CHI believes that much in the same way, the Matches offered on the WZS website fit within the same category and therefore do not involve prohibited gambling[47].

First Person Shooters: Skill Predominates

In assessing the four criteria with respect to FPS games it is intuitively obvious that the factor of skill predominates: furthermore, the lack of anti-cheat software can artificially increase the factor of "luck" in that the lack of such software removes most of the elements of the game that demand and require skill. Therefore, we believe that our proprietary anti-cheat software actually *decreases* the element of chance and therefore correspondingly increases the requirement of skill.

FPS games all require significant skills to achieve victory, including excellent hand-eye coordination, intelligence, memory, strategy, coordination, teamwork, etc. Luck rarely, if ever, is involved. Applying the four factors articulated by the *Morrow* court, an analysis can be suggested as follows with respect to FPS games:

> *The participants must have a distinct possibility of exercising skill and must have sufficient data upon which to calculate an informed judgment.*
>
> In all FPS games, all participants have a distinct possibility of exercising skill (except of course beginners whose skill set is improving or developing) and by having knowledge of the game, how it operates, what the goals and objectives of the game are, the participants have or can gain access to data upon which to calculate and informed judgment as to playing the game.
>
> *The participants must have the opportunity to exercise the skill, and the general class of participants must possess the skill.*
>
> In all FPS games, all players have the opportunity to exercise skill, and those participating have the skill sets necessary to play (this is not to suggest that all players have the same skill level – however, a player will be expected to, for example, know how to operate a joy-stick or similar device to allow the "cyber-persona" for that player to function during the game). Indeed researchers at Leiden University and Leiden Institute for Brain and Cognition, have shown that playing FPS video games is associated with superior mental flexibility, and that compared to non-players, players of FPS games were found to require a significantly shorter reaction time while switching between complex tasks, possibly because they are required to develop a more responsive mindset to rapidly react to fast-moving visual and auditory stimuli, and to shift back and forth between different sub-duties[48].
>
> *Skill or the competitor's efforts must sufficiently govern the results.*
>
> In all FPS games, the elements that determine the results are all skill-based. The abilities of the players and their efforts more than sufficiently govern the results.

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[47] Recently, a Federal Judge, in *USA v. DiCristina*, 11-CR-41 NYLJ 1202568480608 (EDNY, August 21, 2012) in dismissing an indictment and setting aside a jury verdict, held that *poker* is a *game of skill* and not chance under the Illegal Gambling Business Act, 18 USC Section 1955.

[48] Colzato LS, van Leeuwen PJA, van den Wildenberg WPM and Hommel B (2010-04-21). "DOOM'd to switch: superior cognitive flexibility in players of first person shooter games". *Frontiers in Psychology*. http://www.frontiersin.org/Cognition/10.3389/fpsyg.2010.00008/abstract. Retrieved 2011-02-08.

The standard of skill must be known to the participants, and this standard must govern the results.

In all FPS games, players improve their skill sets by continuous play, and it is understood by these players that those with higher skills and experience will tend to win more often than not, such that the best way to compete at that level is by practice and improvement in the skill sets of the player. These standards govern the results, and are well understood by those who participate in these games.

Note that the determining factor is not based upon the transfer of money, the payment of money to participate, or the payment of money to winners. Stated differently, providing a financial reward is not the issue, and most often those who are unfamiliar with the Dominant Factor Test can incorrectly assume that paying to play a game where cash can be awarded is by definition "gambling." That assumption is incorrect. The issue turns on whether the game involves skill, or involves chance, and which element predominates in determining the outcome.

Our proprietary "Anti-Cheat" software reduces chance and increases skill

We believe that when cheating software is utilized in FPS games, such software artificially enhances the opportunity for winning by providing an unfair advantage over those players who rely on skill alone. Cheats, by diminishing the element of skill, correspondingly increase the element of chance because skill is no longer the standard by which victory is determined, and the cheater who wins with such cheat-software does so by essentially eliminating the skill set of the other players. Even the most skilled FPS player cannot be assured that his/her skill will determine the outcome when an opposing player is cheating.

Thus, independent of the FPS games for which the element of skill dominates that of chance, our anti-cheat software further increases the element of skill in situations where a player may otherwise be inclined to use cheat software. By removing the opportunity for cheating software to be utilized, we believe that the WZS website "levels" the playing field and assures that the outcome is predominately focused on player skill.

Marketing

We will launch our WarZone Secure service offering with limited marketing. We elected to pursue a more viral marketing approach at launch so as to establish a level of understanding as to what marketing efforts would be most productive. We believe that this approach will provide us with a better sense of how to optimize marketing spend following completion of the current financing round, Our objective is to allow a limited marketing effort to assist in our viral, or word of mouth advertising by Gamers, to help define where we should direct our marketing efforts.

FreeZone™ Competitive Level

Our FreeZone Competitive Level is just that: free. We view FreeZone to be a "freemium" offering, a term coined to describe a business strategy that allows users to utilize some or all of a service offering for free. The goal of a freemium model is to convert those who use the service offered for free to paying customers, and to create a word-of-mouth foundation by users who like the offering and invite others to join. In general, between approximately 1 and 10% of freemium users convert to paying customers, with an average of between 2 and 4%.[49]

Different approaches can be used with respect to a freemium model; in the case of WZS and FreeZone, we offer all of the features provided in our other fee-based levels, but with much lower prizes, and the only prizes awarded are credits (not cash)[50]. Because our FreeZone™ participants already play these games on-line, the only issue is getting them to sign-up as a registered player on our system. Once accomplished (requiring at most a few minutes), Gamers who want to use FreeZone can enter our system and try out our process. Because only credits are awarded to winners of FreeZone matches, and these credits can only be used for entry fees for our Matches, at some point, we believe, that Gamers will want to use won-credits to advance to one of our fee-based levels. In the meantime, users who enjoy FreeZone are expected to spread their views to others and invite them to join WZS.

Because we do provide free credits to winners of FreeZone matches (unlike our other levels, these prizes do not increase as the number of Gamers in a Match increases), we anticipate a loss with each FreeZone match (based on the value of credits awarded), which we project to be approximately $0.09 per FreeZone match. For example, for every 100,000 FreeZone matches, we expect our net loss to be $9,000.

We anticipate that 4% of the Gamers who participate in FreeZone and/or Standard. Matches will convert to Skill- or High-Level Match participants. We consider FreeZone and Standard Matches to be marketing tools to attract FPS Gamers to our site, providing participants with the opportunity to explore our offerings at low or limited cost.

Professional Gamers

Video games are beginning to achieve the same status as other forms of competitive sport-., i.e. there are Gamers who can earn significant compensation based solely upon competing in large, organized tournaments. These Gamers, particularly in the FPS community, are held in high regard and are often closely followed. Many of these professional have their own "channels" on Twitch.tv[51] where they provide commentary and post games in which they participate. We have secured the endorsement services of two such professional gamers who have each agreed

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[49] http://www.inc.com/janine-popick/freemium-is-it-right-for-you-and-your-customers.html For our financial projections, we anticipate a 4% conversion rate.

[50] We do not provide free participation credits to those who use FreeZone.

[51] According to their website, "Twitch is the world's largest video platform and community for gamers. More than 45 million gamers gather each month on Twitch to broadcast, watch and chat about gaming. Twitch's video platform is the backbone of both live and on-demand for leading video game broadcasters including casual gamers, pro players, tournaments, leagues, developers and gaming media organizations." Twitch.tv is in many ways to CHI what ESPN is for other sports.

to provide a 5-7 minute video endorsement and promotion of our WZS service offering.[52] A portion of our use of proceeds from this financing will be dedicated to sponsorship of several professional Gamers to promote our WarZone Secure brand and service offerings[53].

CHI Survey

Following development of our initial business model, we conducted a non-scientific online survey (which included a prize offering for survey participants), not to validate our model *per se* but rather to determine if our approach would resonate with Gamers. We did not overtly market the survey so as to avoid encouraging expectations of our commercial launch and as such, our intent was to essentially secure a few hundred Gamers who happened across the survey. In that context, we secured responses from about 350 Gamers and we believe that the results validate our business model.

For example, and consistent with available public data, the average age of the survey participants was 30. By an almost 2:1 ratio, participants indicated that they like it better when a team they are playing with wins, rather than how they do individually, and in this context, when asked if they were "ok" if a stranger was added to their team for a tournament, 72% of the respondents indicated either "yes" or that it "doesn't matter."

In terms of how many hours per week the participants spend playing FPS Games, the results were as follows:

Hours Per Week	Individuals
0-5	92 (26%)
6-11	118 (33%)
12 - 17	67 (19%)
18 - 23	36 (10%)
24+	41 (12%)

Our Matches are configured based on the types of contexts FPS Gamers are already accustomed to, such a "Capture the Flag" and "King of the Hill." The strategic approach to these types of Matches varies between match styles, and some will take longer than others to complete. Gamers gravitate to the Match style they already utilize or prefer and therefore understand that some match styles will take more time than others. However, we can assume that for many of the Matches, the average playing time will be less than about an hour. When asked if "three game Matches (60 minutes) with prizes were available all day, how many would you participate in?" participants provided the following responses:

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[52] We have not, as of yet, announced the names of these professionals based on the highly competitive nature of this space. However, we anticipate their respective video endorsements to be broadcast on their Twitch.tv channels in 2Q 2014, once our commercial service offering has begun.

[53] The professionals that we have secured by contract are compensated $500 each for their time, as well as receiving 2,000 performance based stock options to purchase 2,000 shares of our Common Stock.

Number of Matches per day	Individuals
1 - 3	149 (49%)
4 - 6	90 (29%)
7 - 9	49 (16%)
10-12	19 (6%)

Finally, in terms of how much money the participants spend per month on video games, and consistent with the data indicating that this demographic has significant disposable income available for FPS games, the amount of money spent by participants per month was as follows:

Amount Spent Per Month	Individuals
$0-$25	136 (41%)
$26-50	122 (37%)
$51-75	53 (16%)
$76-99	12 (4%)
$100+	11(3%)

As set forth in greater detail below, prior to the survey, our assumption was that if the most expensive Tournament entry fees ranged from $2.50 to $5.00, a target of Gamers playing 5-8 Matches per month (i.e. about $20 - $25) would provide revenue opportunities that would lead to adoption of our offering.

WarZone Secure Ambassador Program

We are actively recruiting skilled Gamers located in various countries throughout the world that we will use to recruit Gamers to our site. We refer to these recruiters as "Ambassadors." Ambassadors are compensated with free memberships, credits stock options. Each Ambassador will be provided a unique code identifier that they can give to recruits who can use that identifier when the recruit signs up for the site. The recruit/participant will be provided a small number of credits at no cost. At the end of each year, we expect to award the Ambassador who secured the most recruits with a cash bonus of $1,000. We currently have seven Ambassadors under engagement and are working to secure several additional Ambassadors from South America, Europe and Canada. We anticipate having between 20-30 Ambassadors by the end of 2014.

Organized Teams/Clans

Our WZS website is designed for both Individual Gamers as well as small teams, and to our knowledge and unlike any other Gamer-based website, we also provide separate Matches for large, coordinated and established groups of highly competitive and sophisticated Gamers known in the industry as "Clans." Clans are comprised of individual Gamers who are typically recruited and tested to become members of the Clan. A Clan can comprise dozens to hundreds of Gamers. Clans often seek out other Clans for more robust and intense competition using FPS games.

Part of our marketing approach is to target Clan Members to register on our WZS website as individuals, and participate in our Matches against individual Gamers and small teams as well as with their Clan[54].

Clan members are often the most competitive and dedicated FPS Gamers. Because Clans compete differently than individuals and small teams, we created a separate set of Matches exclusively for Clans. To our knowledge, we are the only competitive gaming site that offers Matches exclusively for Clans, and we believe that this will be a significant and financially beneficial market differentiator.

Clans take the process of recruitment quite seriously, owing to the highly competitive nature that Clan members have with respect to playing FPS games against their internal members as well as other Clans. Indeed, Clans rate each other in terms of the best Clans (*see*, for example, http//:http://www.top100clans.com/). One such top-ranked Clan is Combat Applications Group™ (CAG). To get a sense of the nature of how the Clans operate, the CAG website provides the following[55]:

> **Prospect**
> A CAG prospect is someone who has been invited to join CAG by a Clan Member after seeing him/her play in a public lobby. Prospects have a slight advantage over a recruit in that they have already been scouted and the clan member or members that invited him to the Clan already liked what they saw. If you are referred to or invited to join the Clan you do not have to go through a try out and you are automatically accepted as an official Clan Member and you receive the rank of Private.
>
> **Recruit**
> A recruit is someone who has asked or requested to join CAG via a recruiting post or by simply visiting our website. All recruits must go through and pass a tryout session with the Clan.
> Recruits must make sure the following requirements are completed:
> Must be registered and submit a clan application
> Must show up for tryouts which are held every Wednesday from 10 a.m. through midnight. (note: times are pacific)
> After tryout is completed, recruits must check in their application to see if they have been accepted into the Clan
> We hold tryouts every Wednesday from 10 a.m. through Midnight.
>
> **REQUIREMENTS**
> Must be (REGISTERED) on our website and submit a Clan Application
> Must be 18 years old (some exceptions apply)
> Must have a working headset
> Must communicate during games
> Must be able to attend Wednesday only tryouts
> If you meet these requirements you may attend tryouts every Wednesday starting at 10 a.m. through Midnight.
>
> **DURING THE TRYOUT WE MAINLY FOCUS ON THE FOLLOWING 2 AREAS:**
> How well you communicate during the match

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54 Two of our executives have created one of the more highly respected International Clans for FPS games, GSN Gaming. http://www.gsngaming.com

55 Combat Applications Group is neither affiliated nor associated with CHI and/or our WZS website. The information provided herein has been obtained from the public website of Combat Applications Group, https://www.cagclan.com/.

If you are willing to follow orders, i.e., moving to a location on the map and holding that position until told to move

SUGGESTIONS AND TIPS
Don't worry about your personal score during matches, with time you will develop into a dominant player especially when playing objective games.

If you have a bad game don't get discouraged, the longer you play with us the better you will get. You are not going to be told you didn't make it into the Clan just because you had a bad game.

Play as many games with the Clan as possible. This will prove to the Clan that you really want to be part of them.

If you are invited to a game respond as quick as possible, not responding to an invite will give us the assumption that you are no longer interested in joining the Clan.

You are not obligated or required to be active on our forums. However, if you want to rank up in the clan you must reach certain posts counts or have a certain amount of time with the clan. You can also find a lot of useful information in our forums. Use the forums to your advantage and to help you rank up faster in the Clan[56].

We believe that recruitment into a Clan is taken quite seriously, with a primary objective being to enhance the quality and skill of the entire Clan. In this context, the Clans provide an opportunity for Gamers to "belong." The power of this concept should not be underestimated. Indeed, as more individuals rely upon the internet for social interactions, being part of a Clan satisfies an innate need, i.e., a desire to socially interact with others. As such, and while many may assume that Gamers are cloistered individuals who retreat from society into a fantasy world, in quite an opposite manner, Gamers have cleverly adopted the social aspects of "being" human to the internet, bounded by the enjoyment, thrill and competition aspects of FPS games that can be derived from participating in FPS games, and in belonging to a Clan.

The social-interactive nature of Clans cannot be emphasized enough with respect to our marketing efforts. While we will target individual Gamers to utilize our WZS website, the Clans provide, in the vernacular, a "target rich environment" where we can secure dozens to hundreds of Gamers at a relatively low cost in terms of recruitment.

One Clan aggregation group, BF4Clans (http://bf4clans.com/) that focuses on worldwide Clans that play Battlefield, has posted a description of our website under "Competitive Wars" as a courtesy to its members. We believe that because many of our Matches are designed exclusively for Clans, something that to our knowledge no other similar site provides, as the word-of-mouth process begins in earnest, more Clans will become involved with our service offering, and as with BF4Clans, essential do some marketing for us to their members.

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56 *See*, https://www.cagclan.com/

Marketing Advisory Board

We have created a Marketing Advisory Board ("MAB") comprised of three groups whose business involves marketing and who have been retained by us as consultants: Catalyst Strategies, a Palo-Alto-based group (http//www.catalyststrategies.com); IgnitingSolutions, a Bay Area-based group (http//ignitingsolutions.com); and Runningfish, Inc., a San Diego-based group (http//www.runningfish.net). Both Catalyst Strategies and IgnitingSolutions receive stock options from us for their services, while the members of Runningfish are co-Founders in our company and have received "Founder" shares of our Common Stock.[57] We utilize our MAB to help guide us on the development and implementation of marketing initiatives.

WarZone Girls

We have also established a companion website, WarZone Girls. We developed this website based upon data indicating approximately one-half of all PC Gamers are female. We created the WarZone Girls website (located at http://www.warzonegirls.com) to serve as a launch point for our graphic novel series, WarZone Girls. The novels include female protagonists in fictionalized FPS settings based upon a storyline that we believe will be of interest to many female (and male) Gamers. Eventually, and based upon public acceptances and adoption of the storyline, we envision out-licensing rights in and to the concept to game developers to potentially create an FPS game based upon the WarZone Girls. Other types of similar media, including animated cartoons, are also possible. In terms of near-term revenue anticipated to be generated from the WarZone Girls, we expect this to be relatively inconsequential to our business and have therefore not included this in our financial projections.[58] Inside the back cover of every issue of WarZone Girls we include an advertisement for WarZone Secure[59].


THE FIGHT FOR HONOR BEGINS
VOL. 1 ISSUE 1 SPRING 2013

Video Advertisement

We have developed several brief video-advertisement/primer introductions to WarZone Secure that are located on the home page of the website. We also include these "primers" and a lengthier video ad on our YouTube™

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[57] Runningfish is also responsible for the development, maintenance and updating of the WarZone Girls website, for which their compensation is part of the Founder shares issued to the two principals of Runningfish.

[58] All appropriate agreements necessary to secure intellectual property rights, including copyright and "work for hire" agreements, in and to characters and the graphic novels, have been secured by us.

[59] Because of our Joint Development Agreement involving WZG, we do not anticipate producing any more of the graphic novels beyond the 4 that have been issued.

Channel. We secured the services of voice-over professionals (via Super Mackerel) to provide the verbal portion of the primers and advertisement.

Social Interaction

We believe that the social aspect of FPS gaming cannot be understated. FPS Gamers are both highly competitive and highly interactive with one another. Individuals, Small Teams and Clans communicate with each other, and routinely engage in "trash talk" with other Gamers while playing. Gamers seek peer recognition for their skills, scores, etc.[60]

In this regard, our website provides several ways for Gamers to engage with one another, primarily via our community forums, private messenger, and blog. In addition, we also provide a Wall of Fame that lists high scores for individuals, teams and clans, and we plan to publicly announce via press-release type disclosures the key and top gamers on a quarterly or semi-annual basis. We anticipate introducing instructional videos on competitive techniques and strategies beginning in 2015.

These initiatives are designed to keep our customers engaged within our website "world" even when they may not be competing in Matches. To this end, we have issued one such press release based on the winner of the survey-contest mentioned in the previous section[61]. We believe that this type of publicity will differentiate our offerings from potential competitors.

Super Mackerel, Inc.

Super Mackerel, Inc. is a Los Angeles-based multimedia marketing company. We currently own 20% of the equity (on a fully-diluted basis) of Super Mackerel. In exchange for our ownership, we provide in-house agreement and other business consultation and advice. Super Mackerel designed and implemented the current "skin" for our WZS home-page, as well as the initial tutorial videos. We anticipate utilizing Super Mackerel for certain marketing endeavors over the coming years, at a recued price based on our relationship with that organization.

Game Servers

Our customers own or have access to the FPS games that they use. We do not provide dedicated game servers though which Gamers can play the FPS Games. A "game server" is a server that is the authoritative source of events in a multiplayer video game, such as the games that we offer through our website. The server transmits sufficient data about its internal state to allow the connected Gamers to maintain their own accurate version of the game world for display to themselves and other Gamers. These servers also receive and process each Gamer's real-time input. Dedicated servers simulate game worlds without supporting direct input or output, except that required

[60] This is, in a somewhat "odd" way, reason why cheats and cheaters exist: to create an artificial sense of superior skills.

[61] *See* Footnote 16, *supra*.

for their administration. Gamers must connect to the server with separate client programs in order to see and interact with the game. The foremost advantage of dedicated servers is their suitability for hosting in professional data centers, with all of the reliability and performance benefits that entails. Remote hosting also eliminates the low-latency advantage that would otherwise be held by any Gamer who hosts and connects to a server from the same machine or local network. We rely on the service of third party providers for access to their game servers (for which we pay a monthly fee).

One significant issue that affects the quality of internet-based competitive matches is "ping." FPS ping refers to the network latency between a Gamer's computer and the game server. This could be reported quantitatively as an average time in milliseconds, or qualitatively as low ping or high ping. The lower the ping, the better. Having a low ping is always desirable because lower latency provides smoother game play by allowing faster updates of game data. Servers sometimes disconnect a Gamer if the ping is too high and it poses a detriment to others' game play. Numerous factors can affect ping including network protocol engineering, internet connection speed, the quality of a user's Internet service provider and the configuration of firewalls, etc. In our context, ping is also affected by geographical location. For example, if someone is in India, playing on a server located in the United States, the distance between the two is greater than it would be for players located within the US, and therefore it takes longer for data to be transmitted.

We have partnered with a leading game server provider, Nuclear Fallout Enterprises, to host our solutions. We have spoken to several Gamers in Europe who use Nuclear Fallout and have indicated that ping is often not an issue. However, we can, and indeed will, utilize other Gamer Server providers located in other countries if the issue is significant, something that we will be better able to determine as our service offering is more widely utilized.

Nuclear Fallout Enterprises, Inc.

We currently lease several dedicated game servers from Nuclear Fallout Enterprises, Inc. ("NF") on a recurring charge of approximately $1,000 per month. We also lease an additional server for hosting our anti-cheat software and TeamSpeak™ (an on-line system that allows Gamers to communicate with each other during FPS Matches) at annual charge of approximately $500. Gamers, via our website, are connected to a third-party game server (such as those that we lease from NF) in order to play the games online with other Gamers[62].

NF is one of the largest game server providers in North America and has been renting out premium game servers since 2002. NF has a strong focus on both performance and service. NF's game servers are hosted in multiple cities (e.g., Seattle, Los Angeles, Atlanta, San Jose, Chicago, Denver and Washington, DC). All of their servers are owned. A key determinant in selecting NF as our dedicated game server provider, in addition to their personnel, machines and technological innovations, is their rapid customer support and service. Some game server providers assure their clients that they will respond to questions/issues within 24 hours; in our experience, NF does

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[62] CHI also leases a webserver at a cost of approximately $1,200 per year and for one type of FPS game not currently part of our service offering but anticipated to be in the next 6 months, Activision's® Call of Duty: Black Ops™), we are required to utilize Activision sponsored servers at a cost of about $1,000 per year.

so within less than a few hours at most. We believe that this level of service is an important factor in our ability to maintain integrity with our customers in the event of issues, problems or concerns that may result from thee servers. Our current projections are such that after discussion with NF, we believe that as we evolve and accumulate more Gamers to our business, NF will be able to readily accommodate our needs. This approach allows us to marshal our resources towards our business, rather than expending significant capital to purchase our own servers, and to secure a facility suitable for these servers. This allows us to minimize our capital needs without sacrificing the quality of our business or deleteriously impacting the experience of Gamers who utilize our website.

Financial Modeling

Our projections and assumptions are predicated upon our ability to attract Gamers who already participate in First-Person Shooter games.

Our business is not dependent on attracting Gamers to the games. We anticipate that our customers will overwhelmingly be experienced and active participants in these games. Our goal is to drive Gamers who are already accustomed to playing these games into our virtual arena (the WZS website) based on a recognized value-add. We intend to accomplish this by providing a multiplayer FPS tournament venue focused on creating a "full-circle" gaming experience where Gamers can actively compete in our Matches, engage in social interactions with other Gamers, experience a cheat-free environment with our patent-pending "Win-With-Honor" anti-cheat technologies, be recognized by fellow Gamers, learn FPS Gaming techniques and secure cash and Credit prizes.

Our website will provide Matches for both individuals and small teams, and Matches exclusively for Clans. The initial launch will include seven of the most popular FPS titles available. The Matches will be conducted online and will be available worldwide 24/7/365. Because these games are played on the internet and can involve Gamers from around the world, the competitive spirit and resulting emotional attachment to the process already exists. By adding the opportunity to win cash and to secure prizes, CHI believes that the motivation to try, and stay with, our website will exist, driven primarily by making the experience emotionally, competitively and intellectually rewarding.

Our business model ensures that all participants win something every time that they participate. Cash prizes alone may not be sufficient to motivate players to continue using the service in that not every player can win a cash prize. Accordingly, we believe that independent of winning a cash prize, Gamers must sense that they are winning or receiving something of value by participation alone. We believe that this is a key driver to retaining customers: the ability to win something every time they compete. This emotional connectivity is quite often a sufficient motivator to remain with, and actively participate in, an opportunity such as ours. We believe that another value-add is our anti-cheat software which is provided as a function of playing the games via our website.[63] The perceived value in such an approach is clear: Gamers will understand that the anti-cheat software applies to all those playing on our website, thus creating a substantially level playing field. Using this approach, we have designed the process to entice players to participant on a regular basis with the WZS website in order to transform that player from a casual participant into a loyal customer – such transformation almost always leads such customers to recruit other players to join them in the process (so-called "viral marketing").

Our primary goal was is to secure a margin per Match (excluding FreeZone and Standard Matches) of approximately 45%. Our margin for Organized Teams/Clans, are relatively smaller because Clans are the most intense and dedicated FPS competitors, and because Clans are made up of FPS Gamers, such that Organized Teams Gamers are expected to play both Organized Teams Matches as well as Individual and Small Team Matches.

The following subsections should be read in conjunction with the "Management Discussion and Analysis, Financial Statements/Projections" set forth in **Appendix C**.

Match Types

- ***Individuals and Small Teams***

We segregate our Match types into separate categories based on the seven titles we released at launch, and the types of match-styles that Gamers use for these Matches. Because our website is scalable, as we add more titles, the number of Match-types also increases.

The total number of Gamers per Match needs to be even so that each side has an even number of Gamers (an odd number would give one side an advantage). Our Matches are designed to maximize participant selectivity; as such, we cannot at this time predict which Matches will be used more than others. For purposes of our financial forecast, we have assumed that approximately 12 Gamers will participate in an average Match.

- ***Organized Teams***

The Match-styles described above are also offered to Organized Teams. The difference is with respect to the winners. For Organized Teams Matches, there is one Clan that wins; division of proceeds is determined by the Organized Teams (e.g., the Organized Teams can secure all winning or the Organized Teams can divide among the Clan participants). In terms of the Participation Credits, each Organized Teams member on the side that lost receives Participation Credits. In essence, the amount of Participation Credits is reduced with Organized Teams Matches because only half of the Match participants receive these following a loss.

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[63] Most anti-cheat software has been developed using a software-based model, whereby the developer attempts to sell that anti-cheat software to individual Gamers. We believe that this approach is not feasible in that, as is obvious, unless all Gamers playing at any particular time are using that type of anti-cheat software, nothing prohibits a Gamer from playing and not using the anti-cheat software.

Entry fees, cash/credit prizes awarded, and participation credits awarded for each level are set forth below[64].

Projected Match Volume, Gamers and Slots

Because our marketing efforts are primarily based on a "viral" approach at launch, we expect the number of Entry-Fee based Matches in 2Q2014 to be modest. During our two quarters of anticipated commercial operation (2014), we project to host 35,000 Matches at our entry-fee based levels (Skill, High-Value and Team/Clan) (approximately 130 per day; we believe that the primary playing time for our Matches will be between Thursday and Sunday evenings, based on Gamer preferences)[65]. Our belief is that Gamers who like our service will direct fellow Gamers that they interact with to our website.

Projected Matches equal the total number of Matches we estimate will be played in the specified time period. It is noted that Matches do not equate to numbers of unique Gamers. For that figure, we have estimated the average number of Gamers needed per Match-style to be 12 (i.e. a 6 v 6 Match), and multiplied this by the Projected Matches for that time period. This provides us with the number of "Slots" needed to be filled in that period. A Slot is not a Gamer. If a Gamer players two Matches, that Gamer has occupied two Slots; if the Gamer plays 10 Matches, that Gamer occupies 10 Slots, and so on.

	2014	2015	2016	2017
Projected Matches[66]	35,000	100,000	275,000	375,000
Average Number of Gamers	12	12	12	12
Estimated Slots	405,913	1,159,750	2,899,375	4,349,063

Match Levels

Skill, High Value, Organized Teams Match Participation Mix[67]

With respect to the three Match levels, we anticipate that for the projection periods, the majority of Matches will be Skill Value. This assumption is based on a best estimate predicated upon comparative cost. Because Skill Value entry fees are the lowest of the three entry-fee Match levels, if our assumption is incorrect, i.e. more Gamers play in the other match types, our revenue projections would be expected to increase.

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64 Gamers who win cash prizes are given the option of either receiving a cash credit (e.g. to the Gamers PayPal account), or credits in lieu of cash. Credits are never redeemable for cash.

65 We have projected during 2014 that there will be 100,000 FreeZone Matches and 50,000 Standard Matches.

66 Skill, High-Value and Team/Clan Matches.

67 Because FreeZone and Standard provide no or de minimum revenue, and are viewed by us as more of an adoption and marketing approach to attract and secure Gamers to our site, we do not include these in any projections.

The key differences between Skill and High Value are entry fees and prizes (*see* "Match Prizes" below).

	2014	**2015**	**2016**	**2017**
Match Type (Entry Fee)				
Skill Value ($2.50)	90%	88%	86%	84%
High Value ($5.00)	5%	7%	9%	11%
Organized Team ($4.00)	5%	5%	5%	5%

Entry Fees

We have developed our entry fees with an eye towards keeping these modest, with cash prize amounts that are dependent upon the number of participants. Note that we do not anticipate increasing our entry fees during the entire projection period. The weighted average entry fee is based upon the participation mix and the Entry Fees. Stated differently, because we assume that most of our Matches will be Skill based, the weighted average of all entry fees will be closest to the Skill-level entry fee.

	2014	**2015**	**2016**	**2017**
Skill	$2.50	$2.50	$2.50	$2.50
High-Value	$5.00	$5.00	$5.00	$5.00
Organized Team	$4.00	$4.00	$4.00	$4.00
Weighted Average Entry Fee[68]	$2.70	$2.75	$2.80	$2.85

Monthly Spend Per Gamer

In estimating the amount of money that a Gamer will spend per month, we assumed the minimal amount of $20 for almost all Gamers who use our system, with modest increases over the forecast period[69].

The minimum amount of $20 per month was determined based upon our survey data coupled with assumptions about gaming behavior. For most people, especially within our demographic, $20 is a minimal investment to try something that may provide value as a new offering.

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68 Based, e.g., on the change in estimated usage of these three levels over time.

	2014	2015	2016	2017
$20.00	95%	90%	85%	80%
$25.00	5%	8%	11%	14%
$40.00	0%	2%	4%	6%

Monthly Matches Played
Based on Monthly Spend
We have estimated the number of Matches that each Gamer is expected to play per period. The data were derived by dividing the monthly spend per Gamer by the weighted average entry fee; using the monthly spend percentages we then derived a weighted average, equivalent to the weighted number of Matches per Gamer per month, and annualized this for the specified period.

Annualized Matches per Gamer is the projected number of Matches that each Gamer is expected to play.

	2014	2015	2016	2017
$20.00	7.4	7.3	7.1	7.0
$25.00	9.3	9.1	8.9	8.8
$45.00	14.8	14.5	14.3	14.0
Weighted Average	7.5	7.6	7.6	7.7
Annualized (per year) Matches Per Gamer/Per month in [] (rounded up to whole number)	30 [3]	91 [8]	92 [8]	92 [8]

Number of Unique Participants
As noted, the number of required Slots does not equal the number of required Gamers. There are expected to be far more Slots than unique. We estimated the number of unique Gamers that we will need to attract per period by dividing Slots by the estimated number of annualized Matches per Gamer.

	2014	2015	2016	2017
Total Number of Slots	405,913	1,159,750	2,899,375	4,349,063
Annualized Matches Per Games	30	91	92	92
Number of Unique Participants	13,530	12,778	31,687	47,164

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[69] We do not anticipate a Gamer only spending $20 per month on u service offering; indeed, as this represents between on 4 and 8 Matches in total, we believe that in all likelihood, this amount will be much higher per month.

Revenue Projection Summary

Using the numbers derived for the foregoing estimates, our revenue projections are as follows:

	2014	2015	2016	2017
Projected Match Volume	35,000	100,000	275,000	375,000
Total Number of Slots	405,913	1,159,750	2,899,375	4,349,063
Number of Unique Participants	13,530	12,778	31,687	47,164
Annualized Matches Per Gamer	30	91	92	92
Weighted Entry Fee	$2.70	$2.75	$2.80	$2.85
Gross Revenue[70]	$1,180,125	$3,438,375	$8,419,375	$12,735,000
Net Revenue[71]	$542,361	$1,582,569	$3,818,141	$5,758,336
Net Revenue Margin[72]	46%	46%	45%	45%

For purposes of comparison, Major League Gaming[73], a competitive website that caters to multiple gaming types (primarily sports oriented) publicly indicates that they sponsor 750,000 online matches *each month.* Our 2017 forecast projects a need for about 31,250 WarZone Secure Matches[74] each month.

Prizes

In developing our business model, we desired to provide cash prizes to the top three Gamers in each Match (except for Matches with four Gamers), with 3rd Place being equal to the entry fee, and with target margins of 45% - 50%, including the cost of the free participation Credits[75]:

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70 Weighted Entry Fee multiplied by Number of Unique Participants. Numbers are rounded.

71 Rounded.

72 Estimated.

73 http:// www.majorleaguegaming.com

74 Skill, High-Value and Clan Matches.

75 Credits have a par value of $0.005 per Credit.

1	2		3	4	5			6	7	8
Competition Level	**Entry Fee**		**Match Size**	**Gross Entry Fees Per Match Size** (Cash Value)	**Prizes** (Credits/Cash)			**Participation Credits** **Per Non-Credit/Cash Winners** (Total Per Match)	**Gross Prizes Per Match Size** (Credit/Cash Value)	**Gross Margin** **Per Cent**** (Based on Cash Value)
	Credit*	Cash Value			**1st**	**2nd**	**3rd**			
FreeZone *No Cash Prizes available.*	NONE		2v2	NONE	10	5	NONE	NONE	15/$0.08	*Loss of $0.08 per Match****
			4v4		10	5	2		17/$0.09	*Loss of $0.09 per Match****
			5v5		10	5	2		17/$0.09	
			6v6		10	5	2		17/$0.09	
			7v7		10	5	2		17/$0.09	
			8v8		10	5	2		17/$0.09	
			12v12		10	5	2		17/$0.09	
			16v16		10	5	2		17/$0.09	

1	2 Entry Fee		3	4	5 Prizes			6	7	8
Competition Level	Credit*	Cash	**Match Size**	**Gross Entry Fees**	**1st**	**2nd**	**3rd**	**Participation Credits**	**Gross Prizes Per Match Size**	**Gross Margin**
Standard	50	$0.25								
No Cash Prizes available.			2v2	$1.00	50	15	NONE	NONE	65/$0.33	68%
			4v4	$2.00	50	35	10	NONE	95/$0.48	76%
			5v5	$2.50	75	40	20	10 (70)	205/$1.03	59%
			6v6	$3.00	80	40	25	10 (90	235/$1.18	61%
			7v7	$3.50	80	40	25	10 (110)	255/$1.28	64%
			8v8	$4.00	80	40	25	10 (130)	275/$1.38	66%
			12v12	$6.00	120	60	35	10 (210)	425/$2.13	65%
			16v16	$8.00	160	80	45	10 (330)	615/$3.08	62%
Skill	500	$2.50								
			2v2	$10.00	600/$3.00	300/$1.50	None	50 (100)	1,000/$5.00	50%
			4v4	$24.00	700/$4.25	600/$3.00	500/$2.50	50 (250)	2,050/$10.25	57%
			5v5	$25.00	1,000/$5.00	800/$4.00	500/$2.50	50 (400)	2,700/$13.50	46%
			6v6	$30.00	1,200/$6.00	900/$4.50	650/$3.25	50 (450)	3,200/$16.00	47%
			7v7	$35.00	1,400/$7.00	1,000/$5.00	800/$4.00	50 (550)	3,750/$18.75	46%
			8v8	$40.00	1,750/$8.75	1,250/$6.25	950/$4.75	50 (650)	4,600/$23.00	43%
			12v12	$60.00	2,500/$12.50	1,500/$7.50	1,150/$5.75	50 (1,050)	6,200/$31.00	48%
			16v16	$80.00	4,000/$20.00	2,000/$10.00	1,500/$7.50	50 (1,450)	8,950/$44.75	44%

High Value	1,000	$5.00								
			2v2	$20.00	1,200/$6.00	600/$3.00	None	100 (200)	2,000/$10.00	50%
			4v4	$40.00	1,400/$7.00	1,200/$6.00	1,000/$5.00	100 (500)	4,100/$20.50	49%
			5v5	$50.00	2,000/$10.00	1,600/$8.00	1,000/$5.00	100 (700)	5,300/$26.50	47%
			6v6	$60.00	2,400/$12.00	1,800/$9.00	1,300/$6.50	100 (900)	6,400/$32.00	47%
			7v7	$70.00	2,800/$14.00	2,000/10.00	1,600/$8.00	100 (1,100)	7,500/$37.50	46%
			8v8	$80.00	3,500/$17.50	2,500/$12.50	1,900/$9.50	100 (1,300)	9,200/$46.00	43%
			12v12	$120.00	5,000/$25.00	3,000/$15.00	2,250/$11.25	100 (2,100)	12,350/$61.75	49%
			16v16	$160.00	8,000/$40.00	4,000/$20.00	3,000/$15.00	100 (2,900)	14,900/$74.50	53%
Organized Team (per Team Member)	**Entry Fee**		**Match Size**	**Gross Entry Fees**	**Only One Team Winner**			**Participation Credits**	**Gross Prizes Per Match Size**	**Gross Margin**
	800	$4.00								
			2v2	$16.00	2,000/$10.00			50 (100)	2,100/$10.50	34%
			4v4	$32.00	4,000/$20.00			50 (200)	4,200/$21.00	34%
			5v5	$40.00	5,000/$25.00			50 (250)	5,250/$26.25	34%
			6v6	$48.00	6,000/$30.00			50 (300)	6,300/$31.50	34%
			7v7	$56.00	7,000/$35.00			50 (350)	7,350/$$36.75	34%
			8v8	$64.00	8,000/$40.00			50 (400)	8,400/$42.00	34%
			12v12	$96.00	12,000/$60.00			50 (600)	12,600/$63.00	34%
			16v16	$128.00	16,000/$80.00			50 (800)	16,800/$84.00	34%

* 1 Credit = $0.005

** Calculated as follows: [(Col 4 – Col 7)/Col 4] * 100%

*** Although not *de minimus*, CHI believes these relatively small losses per match are akin to marketing, or a "Loss-Leader" approach to attracting and retaining Gamers, who can then be "converted" to the Entry-Fee Competitive Levels. For example, if there were 100,000 Matches at the FreeZone level (representing several tens-of-thousand Gamers playing FreeZone), the cost would be between $8,000 and $9,000 in terms of Credit Value.

We believe that approximately 100,000 FreeZone matches will take place beginning in 2015. We further assume that the average Match size for FreeZone will be approximately 12 Gamers, or 1,200,000. We further estimate that the number of unique participants for these slots will be between 12,000 and 15,000 Gamers. In terms of conversion, we believe that many of these Gamers, if they like and enjoy the WZS service offering, will use any Credits won in FreeZone to participate in Skill level matches.

Some Gamers, we believe, will at first gravitate towards Standard, while others will recognize the benefit of playing in the higher Entry Fee levels where they can win larger prizes. We assume that the conversion rate for those in FreeZone to Standard, Skill and High-Value (Organized Teams compete a bit differently and so for these assumptions we do not include Organized Teams for the conversion) will be approximately 4%, or between 480 and 600 Gamers. If we further assume that these Gamers will also spend an average of about $20 per month, then these "converted Gamers" are estimated to spend in gross entry fees between about $9,600 and $12,000 per month which we believe supports the concept and strategy of FreeZone. And of course FreeZone can continue with this process as our brand is further recognized and the word-of-mouth process with favorably inclined Gamers who like our service offering increases.

Customer Retention

Not every participant can be assured winning a cash prize. Gaming psychology indicates that players who win something tend to be motivated to continue participating in the process – it is not so much the monetary value of the prize as it is the ability to know that a player received something for "free" simply for playing. Using this approach, our model has been developed to include focusing on retaining Gamers even if they do not win cash prizes. We accomplish this by awarding Credits to all Match participants[76]. The credits can be accumulated and redeemed to participate in other Matches. Issued and outstanding Credits will be carried as a liability on our financial statements. The value of each Credit is $.005, equal to the cash cost of purchase. Credits cannot be redeemed for cash. If a Gamer wins a cash prize the Gamer can take this in the Credit equivalent but once that choice is made, the credits cannot then be converted to cash.

Because Credits are primarily used for Match entry fees, the incentive to secure more Credits to derive more benefits is a useful tool to retain customers.

Payments

Customer purchases can be accomplished via credit card, debit card or PayPal®. All cash awards will be processed via PayPal ®. Cash awards may be delayed for up to 48 hours in the event of a disputed match, but otherwise is intended to occur automatically[77].

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[76] Except in FreeZone, and in some Standard Matches.

[77] Our model takes into account bad debt generally classified as payments required for recurring purchases and that cannot be made due to an expired or no-longer valid credit card/debit card. Our projections assume bad debt expense of 0.5% per year. As should be intuitively understood, when a charge card cannot be processed for whatever reason, the player does not secure the benefit until a new card is provided. However, for purposes of

Operations and Exit Strategy

The majority of the financing that we intend to raise in this Offering will be directed towards marketing efforts. We believe that marketing can be a key driver to success in that as set forth above, once we acquire a customer, our business model is designed to retain these customers and utilize word-of-mouth recruitment (viral marketing) to secure additional players at no cost to us in terms of customer acquisition.

Our management team has opted to share the risks and rewards with our investors by receiving modest compensation. We believe that this approach more appropriately aligns the interests of the team with our investors.

Operations

Management and key advisers have opted to not receive cash compensation during our three-year development period (actual or deferred), and modest compensation subsequently, as we initiate our operations. In this manner, the Company believes that the team aligns itself with the investment goals of investors.

Name	Title	2014 Compensation[78]	2015 Compensation	2016 Compensation	2017 Compensation
Richard P. Burgoon, Jr.	President and Chief Executive Officer	$72,000	$125,000	$150,000	$200,000
Phillip G. Plourde	Chief Operations Officer	$60,000	$125,000	$150,000	$200,000
R. Scott Lentz	Advisory Controller	$48,000	$60,000	$75,000	$100,000
Michael G. Maguire	Chief Technology Officer	$60,000	$125,000	$150,000	$200,000
Ryan Oxford	Chief Creative Officer	$48,000	$75,000	$100,000	$100,000

We believe that rental costs for operations are projected to be modest. Because the number of employees required to manage the business is low, we estimate, based upon inspection and discussion with office-space holders in this region, that our San Diego are office space expenses will be approximately $15,000 per year. We have

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financial projections, "bad debt" must be accrued as such until payment is made, or the player opts out of the system.

[78] Projected, and subject to approval by Non-Management members of our Board of Directors. Our budgeting includes, when applicable, 21% of salary for taxes and benefits for employees. These amounts are not included in the base salary numbers indicated in the table.

budgeted approximately $25,000 for general liability[79], Director and Officer and worker's compensation insurance per year.

Exit Strategy

Exit strategy opportunities as potentially include an acquisition of the Company or a and public listing and a U.S. or international exchange.

Management and Key Advisers

The following individuals are members of the Company's mangement team:

Name	Title
Richard P. Burgoon, Jr.	President, Chief Executive Officer and Corporate Secretary
Phillip G. Plourde	Chief Operations Officer Member, Board of Directors
R. Scott Lentz	Advisory Controller
Michael G. Maguire	Chief Technology Officer
Ryan Oxford	Chief Creative Officer Member, Board of Directors

Richard P. Burgoon, Jr.
President & CEO; Corporate Secretary
Richard P. Burgoon, Jr., serves as our President, CEO and Corporate Secretary. He has spent over 25 years as an advisor to and working with multiple start-up organizations. He is a co-founder of Epiomed Therapeutics, Inc. (www.epiomed.com) and GenSpera, Inc, (GNSX.OB) a publicly-traded biopharmaceutical company having an oncology-focus. The business model of GenSpera serves as the business model for Cyber Holdings, Inc. in terms of the "small business issuer" process. He previously served as President of Tulip BioMed (TPBM.PK), a two-person publicly-traded medical device company that he guided from insolvency to expansion of its sales, product lines and regulatory approval in Europe prior to his departure in 2009. He served as Chief Executive Officer to Aeolus Pharmaceuticals, Inc. (AOLS.OB) a publicly-traded, CNS-focused clinical development company. Previous positions have included Sr. Vice President, Operations, General Counsel and Secretary to Arena Pharmaceuticals (Nasdaq: ARNA), where he assisted in bringing the company from a privately held start-up through several private placements and two public offerings; Sr. Director & Patent Counsel to Cephalon, Inc. (Nasdaq: CEPH); and Director of Intellectual Property to IDEC Pharmaceuticals Corporation (Nasdaq: IDPH). He is co-founder of Allon Therapeutics, Inc and ChemNavigator.com. Mr. Burgoon was twice appointed by the U.S. Secretary of Commerce to a trade advisory committee on intellectual property rights and served as Chair of the Intellectual Property Committee of the Biotechnology Industry Organization (BIO). He received his MBA from San Diego State University in 2005, his JD from the University of New Hampshire (Franklin Pierce Law Center) in 1987, and undergraduate degrees in biology, psychology and political science from the University of California, Irvine in 1984. Mr. Burgoon is a member in good standing of the California Bar and registered to practice before the United States Patent & Trademark Office.

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[79] General Liability for an Internet based business that secures credit card and other personal information involves types of coverage not usually seen in other businesses, e..g "cyber & privacy" coverage, "privacy breach notification costs" protection, etc.

Phillip G. Plourde
Chief Operations Officer; Member, Board of Directors
Phillip G. Plourde serves as Chief Operations Officer to the Company and a member of our Board of Directors. Phillip has over 18 years of professional experience in the information technology field and has several Microsoft certifications including MCSE, MCITP and A+ computer software certifications. Phillip currently serves as the lead Project Manager for FBP Systems Inc., a national audio/video integrator. FBP Systems services Hotel/Casino, restaurant, house of worship and government installations with design build, programming and engineering solutions. Phillip is certified in Crestron, AMX, and many other audio/video solutions. In his free time Phillip serves as a technology consultant for The Solutions Foundation, a drug treatment outreach and awareness program based in Las Vegas, NV, which is directed at high school students.

R. Scott Lentz
Advisory Controller
Scott Lentz serves as our Advisory Controller. Scott is currently CFO of CareCloud, Inc., a leading developer of cloud-based clinical and administrative solutions for medical providers. Scott has over 15 years' experience as CFO of early-stage technology companies. Over the course of his career, he has raised more than $200 million in institutional capital to fund organic and acquisitive growth, acquired four companies with an aggregate value of more than $250 million, sold one company and registered another (Picis, Inc.) for an initial public offering with The Goldman Sachs Group, Inc. serving as lead advisor. Scott received his BS in Management (with honors) from the U.S. Coast Guard Academy and his MBA from the University of Washington.

Michael Maguire
Chief Technology Officer
Michael Maguire serves as our Chief Technology Officer. Mike has over 10 years of complex business systems analyst experience. He has experience with business critical systems support as well as customer facing software and systems. Mike has worked in many environments that require training in designing, creating, and implementing software that demands reliability, sustainability, and expandability. Mike has experience with many programming languages and constructs in addition to OS architecture training/support and an associate's degree in Computer Network Systems from ITT Technical Institute. Currently, Mike is seeking his Bachelor's degree in Computer Systems Security. Mike has several years of experience in the competitive gaming scene for CoD4 MW as well as CoD Black Ops. He manages several servers for an online community that includes BF3, BFBC2, CoD4, CoD5 WaW, CoD Black Ops, Killing Floor, Minecraft, ArmAII, as well as server management for the database and webserver. Mike has also written several tools for the gaming community to use, which includes Paronicon/Paronicon2 which are now managing over 1,000 Call of Duty servers worldwide. Paronicon is a remote RCON tool that allows server administrators to manage their server while in game, not in game, as well as automatically without their supervision. It can handle multiple servers across multiple games to make the administrator's job much easier. Mike's Paronicon technology will be incorporated into the Company website.

Ryan Oxford
Chief Creative Officer; Member, Board of Directors
Ryan Oxford serves as our Chief Creative Officer and as a member of the Board of Directors to Cyber Holdings, Inc. Ryan is a highly creative individual who has spent 20 years in various innovative industries as both a branding/marketing consultant and entrepreneur. He is well connected to the Hollywood ecosystem having written and produced several television and film projects for Universal Pictures, New Line Cinema, Warner Bros. and MTV. His latest movie, LOVE SICK LOVE, is due for theatrical release in the spring of 2013. Alongside his Hollywood endeavors, Ryan helped to co-found SR3 Design, a pioneering international interior architectural design firm. Mr. Oxford created and facilitated development of a ground-breaking approach to interior design with "drag and drop" technology that supported the firm's vision of housing design, sourcing and purchasing under a single roof leading to significant reductions in project schedules and costs. Within 18 months of inception, SR3 was acquired by a high profile architectural design firm. Prior to that, Mr. Oxford worked as the Director of Global Marketing for Wilson Associates, a worldwide leader in interior architectural design whose vast client list includes more than 20 of the world's top 100 billionaires. Ryan received his BA in Communications in 1994 from the

California State University Fullerton, and studied International Business Administration at Richmond University in London in 1991. He is a member of the Writers Guild of America, West.

Board of Directors

The following individuals serve as members of the Board of Directors and members of the Board of Director's Compensation and Audit Committees[80] [81]. The Company has secured Directors and Officers Liability (Claims Made Form) Insurance.[82]

Name	Board Committee	
Cate Gilman	Audit, Compensation	Non-Management
Scott G. Hutton	Audit, Compensation	Non-Management
Ryan Oxford	None	Management
Phillip G. Plourde	None	Management
Mark Seremet	Compensation	Non-Management

Cate Gilman
Chair, Board of Directors
Cate Gilman serves as the Chair of the Board of Directors to Cyber Holdings, Inc. Ms. Gilman has over 20 years of experience in Finance, Accounting, Internal Controls, Operations and Transactions. Cate has spent significant time working with and for various start-up organizations, including internet-based start-ups, providing a wealth of knowledge and experience in all aspects of management. Ms. Gilman received her BA from Lewis and Clark College in Portland, Oregon, and her MBA from the University of San Diego.

Mark Seremet
Member, Board of Directors
Mark Seremet serves as a member of the Board of Directors to Cyber Holdings, Inc. Mark currently serves as General Manager at Apostrophe Apps, LLC. He recently served as the Chief Strategy Officer at IndiePub Entertainment, Inc., an independent video game publisher, developer and web site dedicated to promoting indie games and indie game development (http://www.indiepubgames.com/). Prior to this role at indeiPub, Mr. Seremet served as their Chief Executive Officer and President, and has served as a director since September 2008. He was Chief Executive Officer of Zoo Games since January 2009 and has served as President of Zoo Games since April 2007. Prior to his start at Zoo, Mr. Seremet was an activist internet investor with investments in private companies. From 2005 to 2006 Mr. Seremet also served as CEO of Spreadshirt.com, a provider of online, customized merchandise. Mr. Seremet is a co-founder and the first CEO of Take-Two Interactive Software, Inc., which he

80 At the appropriate time the Company Board of Directors will establish an Audit Committee and as required, the members thereof will be non-management members of the Board of Directors.

81 Some investors have questioned why Mr. Burgoon does not serve on the Board of Directors. Mr. Burgoon has a personal view that a CEO should not serve on the BOD because the CEO in effect ends up reporting to "himself". Because the CEO occupies such an important role in terms of overall management, Mr. Burgoon has opted to serve at the discretion and pleasure of the Board of Directors and not comingle his executive duties with the duties required of a Board member. Again, this was a personal decision of Mr. Burgoon and not a requirement placed on him by the Company and/or investors.

82 Secured via Snapp & Associates, Insurance Services, Inc., San Diego CA.

helped take public in 1997, and where he was President and Chief Operating Officer from 1993 to 1998. Additionally, he served as the Chief Operating Officer of Picis from 1998-2000, SA in Barcelona, Spain and orchestrated its registration for an initial public offering on the Nouveau Marche. Mr. Seremet is also the founder and Chief Executive Officer of Paragon Software, which was acquired in 1992 by MicroProse. Mr. Seremet serves on the board of Serklin, Inc. He was named Young Entrepreneur of the Year by the U.S. Small Business Administration in 1989 for Pennsylvania and the Mid-Atlantic region and received a B.S. in Business Computer Systems Analysis from Saint Vincent College.

Scott G. Hutton
Member, Board of Directors
Scott G. Hutton serves as a member of the Board of Directors to Cyber Holdings, Inc. Mr. Hutton is a seasoned business and operations leader with over 25 years experience in developing and marketing informatics based solutions for the biopharmaceutical and chemical industries. Mr. Hutton currently serves as Global Director of Business Development for eBusiness Purchasing Solutions at Sigma-Aldrich Corporation (SIAL: NASDAQ). Prior to joining Sigma-Aldrich, Mr. Hutton co-founded ChemNavigator.com, Inc. ChemNavigator is an internet-based business that provides scientists around the world access to innovative chemistry solutions through the internet. As President and CEO, Mr. Hutton guided ChemNavigator from venture funding through to regular profitability and negotiated successful sale of ChemNavigator to Sigma-Aldrich. Prior to ChemNavigator, Mr. Hutton served as Vice President & General Manager of Tripos, Inc. Tripos develops and markets informatics based software tools to aid the pharmaceutical drug discovery process

Marketing Advisory Board

The Company has also created a Marketing Advisory Board to leverage the backgrounds and experiences of multiple groups and individuals with experience in marketing. These groups/individuals provide services to the Company in exchange for Common Stock (Vasey and Louly[83]) and Company stock options (Hayward and Jansen).

Christopher Vasey
Runningfish
Chris is the founder of Runningfish (www.runningfish.net), a San Diego-based web-development and marketing company he began in 2004. Chris and Runningfish provide services for over 200 clients, including universities such as University of San Diego and Alliant University. Runningfish has produced award-winning websites with emphasis on marketing for direct, internet, email, and social media campaigns. Runningfish has successfully provided promotion and assistance in the development and monetary advancement of a variety of companies, from startups to full firms. Prior to founding Runningfish, Mr. Vasey worked in executive level marketing positions at several companies including Creto International, (www.cretoworldwide.com).

Paul Louly
Runningfish
Paul Louly, along with Chris Vasey, serves Co-Chief Marketing Officer to the Company. Mr. Louly is Creative Director at Runningfish where he manages the marketing initiatives for over a dozen established businesses. From concept to execution, he is responsible for quality and effectiveness of any given campaign he helps create. He also helped co-found FluentCreative, a local branding and advertising agency, which has since been absorbed into the Runningfish Team to increase effectiveness. He is also a Co-Director of Marketing for mybarpass.com, a local startup in San Diego. Where he produces and oversees the company's internal and external marketing strategies. Mr. Louly received his Bachelor in Advertising degree from the Art Institute of California-San Diego, graduating

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[83] Mssrs. Vasey and Louly also received Common Stock for their development and maintenance of the WarZone Girls website.

with Honors where he received numerous awards, including an Addy® Award in 2009 (the ADDY Awards is the world's largest advertising competition with over 50,000 entries annually).

Trish Hayward
Founder and Managing Partner, Catalyst Strategies
Trish Hayward is a consultant, speaker, and business advisor to companies in the technology and services sectors. Her expertise is driving top-line revenue growth. She works with companies from early stage through F500, including high profile brands such as SAP, Wells Fargo, Charles Schwab, Gannett, Intuit, eBay, Cisco Systems, Yahoo!, AAA, and Citibank. Trish is known for designing practical, market-centric growth strategies and for driving executive teams to alignment and action that lead to market results. In addition to consulting to large businesses, Trish advises companies funded by private equity and venture capital firms including Morgenthaler Ventures, NEA, Kleiner Perkins Caufield & Byers, Draper Fisher Jurvetson, and Sequoia Capital. Trish also lectures on business growth for corporate and early-stage CEO training programs, as well as for masters-level courses at Stanford, American University, and Santa Clara University. Prior to founding Catalyst Strategies, a boutique consulting firm, Trish was a consultant with Booz Allen & Hamilton's New York Strategy Practice and a partner with Marketing Corporation of America, where she served a variety of Fortune 100 consumer-services clients. Trish has held VP-level line management positions, including those at Turner Broadcasting and at Themestream, one of the web's first user-generated content sites, which was funded by Kleiner Perkins and Redpoint Ventures. Trish started her career in high-technology sales with Control Data Corporation. Trish holds a MBA from the Columbia University Graduate School of Business and a BS from the Pennsylvania State University.

Katie Jansen
Founder, Igniting Solutions
With over 10 years of consumer marketing experience, Katie Jansen brings a passion for helping companies achieve their vision by leveraging innovative technologies and digital media to drive strong performance. She is the founder of Igniting Solutions a boutique marketing firm that focuses on providing early to mid stage companies with guidance and execution on marketing and branding strategies that include social media, mobile marketing, demand generation, acquisition and engagement, and all aspects of digital marketing. Igniting Solutions finds creative solutions that deliver the highest return on investment for their clients. That means a unique marketing approach that focuses on strategies that enhance marketing reach and improve user engagement.

Mandy Liu
Many Liu received her BA in Business from the University of Bejing and her MBA from George Washington University, is a highly motivated professional with in depth experience in sales, marketing coordination and customer services. She is skilled in developing and providing marketing and public relations programs that promote events, membership growth and retention to the industry. Mandy is fluent in Mandarin, Cantonese and Japanese.

Use of Proceeds

The Company anticipates using proceeds from this Offering to fund incremental marketing initiatives and for general corporate purposes.

Competition/Potential Partners

The following list is neither intended to be nor represented to be an all encompassing list of products, organizations and entities that offer online tournament forums, anti-cheat software and/or anti-cheat services. This information is set forth for informational purposes, and neither the Company, its employees, consultants or advisors is responsible for the descriptions used with respect to each entity, which were obtained from pubic information provided by the specified company or other publicly available resources. Those with an interest in CHI and/or those who are considering an investment therein may desire to obtain additional guidance and/or information about potential competitors from their legal, financial or other counsel. The order of the following companies and organizations is random and not intended to connate "importance" or "significance."

For information on websites that provide cash rewards for video game matches, we note the following (some of the companies mentioned below are discussed in the reference article material):[84] [85]

Skill Gaming Tournament Sites

Crush Gaming
http://www.crush-gaming.com/
Crush-Gaming is a portal that links gamers of all different skill types together. At Crush-Gaming gamers can compete in many different video game tournament types for real cash prizes.

WorldGaming
http://worldgaming.com/
WorldGaming is a Toronto based site that allows players of popular Xbox and PlayStation console games to challenge other gamers to "Matches" and bet on the outcome. Currently in BETA. (*Note from CHI*: unlike the WarZone Secure site, this site requires Gamers to play through a console).

King
http://www.king.com/
King.com is the world's largest social gaming community that allows users the ability to win cash through fun game-play. King.com hosts more than 100 games and is continually adding more each month. The site offers members bonus cash rewards, the ability to challenge friends and make new ones. Every month, King.com hosts more than 250 million games for members from over 50 different countries. The King.com website is available in 9 languages and 7 currencies. (*Note:* this site primarily provides free Matches, but does have cash-based skill Matches; typically over 100,000 players from around the world are on this site at any given time during the day).

Sharkwaters
http://www.sharkwaters.com/index.php
Sharkwaters.com a UK based skill-gaming site. You can test your skills against fellow gamers competing from around the world for money! Worldwide our gamers join together to chat, coach, and compete for cash. Single or multi-player games for Xbox, PS3.

Gspotgaming
http://www.gspotgaming.com/
Gspotgaming.com, a California based competition site, claiming to be "the place where you make a living playing video games." Gspot gaming supports Nintendo Wii, PC Games, Sony PSP, Xbox and Xbox360.

Jowst
http://jow.st/ *Note: Joust ws acquire before its launch by X-Fire (http://www.xfire.com/)*

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[84] http://www.betfromanywhere.com/blog/play-for-cash-video-game-tournament-sites-roundup-xbox-playstation-pc-games/

[85] There is no particular importance with respect to the ordering of these organizations and websites, and this is not intended to be an all-inclusive listing. Descriptions are for general informational purposes only and may not be complete or accurate.

According to Jowst via "Crunchbase", "Jowst is a community platform that aims to centralise a players gaming experience, for both casual and competitive gamers it boasts a comprehensive and unique reward and results system that intends to show each player's achievements and losses through their public profile.

Major League Gaming
http://www.majorleaguegaming.com/
According to the company, "founded in 2002, Major League Gaming (MLG) is the dominant media property exclusively targeting tens of millions of consumers worldwide who have a passion for playing video games as a competitive social activity. The company gives aspiring gamers around the world an opportunity to compete, improve their skills, and socialize through a thriving competitive community with more than 750,000 matches each month online and LIVE in-person Pro Circuit Matches in cities nationwide. MLG broadcasts all Pro Circuit play via LIVE streaming online to hundreds of thousands of fans in more than 170 countries.

Beyond Gaming
http://www.beyondgaming.com/
According to the company, Beyond Gaming offers "competitive and casual gamers new ways to enjoy their gaming experience in a safe, secure global platform. Beyond Gaming members can create and manage their own custom matches, Matches and ladders; enhanced with Beyond Gaming's industry-leading automatic results verification system. The site's social network also provides an outlet for all members to connect and communicate, hear the latest industry buzz and earn great rewards in the marketplace. We will be adding more of the hottest games, engaging content and industry first applications to make your user experience truly spectacular. Register at Beyond Gaming, start playing today, and get a head start experiencing all the exclusive features we have."

Compete4Vver
http://compete4ever.com/
According to the company, "Compete4ever (Pronounced "Compete Forever") is a pioneering community dedicated to making competitive video gaming (E-Sports) a fun, fair, an overall positive experience for casual and hardcore gamers alike. Compete4ever strives to have our leagues, Matches, and any other associated endeavors reflect that positive experience. With at least a decade, and thousands of seasons worth of competitive gameplay management and participation, Compete4ever's community leaders have long been active in providing high-quality experiences for gamers from all walks of life. Online competitive gaming being an industry valued in the tens of billions of dollars and rising, along with having a global community logging just as many hours online, presents an opportunity to enhance and improve their experiences. Compete4ever's mission is to take on this opportunity with a passion and conviction that is second to none."

Galexy4gamers.com
http://www.galaxy4gamers.com/
According to the company, "Galaxy4Gamers (G4G) is the ultimate competitive video tournament experience for video gamers of all skill levels. Founded in 2009, G4G allows players to create, join, and manage their own Matches with optional cash buy-ins and payouts. Our robust event management platform gives tournament organizers the key tools needed to host competitions and build community." With respect to cheating, the company uses an honor-system approach: "The Galaxy4Gamers team is fully committed to establishing an online community of competitive video gamers without cheaters. We rely on you, the video gaming community, to report cheating. We take every cheating accusation seriously and require proof of cheating, preferably through video evidence. *Galaxy4Gamers recommends all competitive gamers record their video game battles*. [Emphasis added].

Virgin Gaming
http://virgingaming.com/
According to the company, "Virgin Gaming is an online service that facilitates Matches, leagues and ladders for the Xbox 360® and PlayStation®3 video game consoles. Backed by Sir Richard Branson's world renowned Virgin brand, Virgin Gaming acts as a social gaming community for competitive gamers to interact with one another and with brands targeting the gamer demographic. Our world-leading proprietary platform connects to live game data directly from the servers of our game publisher partners to provide real-time results and feedback to our members." With respect to cheating, the company relies on monitoring and player feed-back: Our Virgin Gaming team

constantly monitors site activity and takes any claims of cheating or bad conduct very seriously. Investigations that expose poor gamesmanship can result in a number of outcomes including loss of member reputation, a lifetime ban from Virgin Gaming, or even a public caning."

Pro Gaming Tours
http://www.progamingtours.net/PGT/
According to the company, "**PGT** was launched on June 24 2010, to provide gamers information on eSports The eSport rankings page shows the rank of the most profitable games (for gamers). The highest ranked eSport is the best one to choose if you want to make money as a professional gamer or eSport athlete."

Console Glitches
http://consoleglitches.com/
According to the company, Console Glitches offers "both fun and competitive online gaming for individual players and teams/clans. Joining the site is completely free and once signed up you can enjoy the many features of CG Pro Gaming."

Pro Gamebler
http://www.progamebler.com/
According to the company, Pro Gamebler is "the place for player-to-player video game Matches and heads up challenges for cash prizes! We provide a social network where you can message, instant message and view all of your friend's activity and achievements through your gamers feed. At Pro Gamebler you can put your skills to the test against other members of the community in heads up challenges and multi-player Matches for real cash prizes."

IGN
http://www.ign.com/
"IGN is an entertainment website that focuses on video games, films, music and other media. IGN's Videogame-related channels include PC Games, Wii, Nintendo DS, Nintendo DSi, Nintendo 3DS, iPhone, Xbox 360, PlayStation 2, PlayStation 3, PSP, Xbox Live, Wireless, Retro, and Android games. IGN's corporate parent is IGN Entertainment, which owns and controls separate sites, such as GameSpy, *GameStats*, VE3D, TeamXbox, Vault Network, FilePlanet and AskMen."

Gamer Saloon
http://www.gamersaloon.com/
According to the company, "GamerSaloon.com is the place to compete in online video game Matches and win real money prizes. GamerSaloon.com makes it possible to play your favorite Xbox 360R, PS3R, WiiR and PC games for cash and prizes without ever getting up off the couch. Compete in daily cash Matches for top EA SPORTS titles like FIFA 12, Madden NFL 12, and NHL 12, plus NBA 2K12, the best racing games, shooters and more. GamerSaloon offers multiplayer Matches, clan Matches and head to head Matches. This is online competitive gaming at its best for players of all skill levels."

Enemy Down
http://www.enemydown.co.uk/
According to the company, "Enemy Down is the UK's biggest online gaming community. Here, you can join or create a clan of players to challenge some of the UK's best gamers at some of the most popular FPS [first person shooter] games available."

Call of Duty Elite
Activision
According to a May 2011 article by MSNBC.com, " 'Call of Duty: Elite' will be a PC and mobile service that lets players track their stats, compete for real and virtual prizes, and form both social and gaming groups with players from across multiple "CoD" [Call of Duty] games." The article authors were able to assess the beta version and described the "competition/tournament" portion of Call of Duty Elite as follows: The most promising and potentially impactful part of "Elite" is the Compete section. It has the potential to turn a fervent fan's weekly (or daily) after-work, after-school "Call of Duty" multiplayer sessions into what will essentially be participation in a season of

"CoD" played as game show or sport. A Program Guide in the Events page will list upcoming challenges. Some challenges will involve uploading videos or screenshots that meet certain contest criteria. So-called Lone Wolf Operations will challenge players to perform certain one-off feats in multiplayer —say, a set number of kills in a game mode that day— and could, the Activision people who showed us "Elite" said, win a player anything from an in-game badge to a real Jeep. The grander Events will pit players against each other in weeks-long Matches that are set up for "CoD" gamers at different levels of skill. These competitions will offer both digital and real prizes - everything from digital trophies and badges to a new Jeep."[86]

DMW International LTD
http://www.dmwpro.com/
According to DMW International LTD, the organization "introduces a whole new experience into online gaming. DMW International Limited has produced a state of the art anti cheat solution, namely DMW Anti Cheat. The Anti Cheat has been developed in such a way so it has the ability to be compatible with any online multiplayer game. DMW Anti Cheat gives customers the piece [sic, "peace"] of mind they have desired for so long, providing a cheat free environment for all the games that DMW Anti Cheat currently support. DMW Anti Cheat is coded by experienced programmers that ensure top quality software releases at all times. The Anti Cheat package consists of two pieces of software, namely DMW Client and DMW Scanner. The Client part of the software is absolutely 'free of charge' and when installed on a users home PC it will monitor for any cheats being ran alongside a game or cheats being introduced whilst playing, this will stop players gaining an unfair advantage over other online players and stamp out cheats."

Evan Balance, Inc.
http://www.evenbalance.com/
According to Evan Balance, Inc., the organization "spearheads the effort to fight cheating in the online multiplayer gaming industry. Our flagship product, PunkBuster™, spawned the Anti-Cheat movement in online gaming several years ago and was the first system proven effective against cheating in online games. Our PunkBuster™ Anti-Cheat software technology and services combat online cheating in some of the most popular games being played over the internet today. We also serve the online gaming communities that surround the games we support by keeping in direct contact with players, server administrators and league officials always watching for new developments in the "online game cheating world".

X-ray Anti Cheat
TNWA Group
http://www.xraygaming.com/
According to a review in http://x-ray-anti-cheat.software.informer.com/, "X-ray Anti-Cheat is a program designed to catch and eliminate cheaters in online games. X-ray is a client-side application, running on your machine and offering protection to you and your team-mates in online leagues and Matches. It allows you to check for cheaters in any match you have played by viewing screenshots of their matches on xraygaming.com. X-ray uses state-of-the-art methods to protect you and your online gaming experience. It will periodically take screenshots of what you are seeing in-game, and will scan for known cheats and bad processes in the background to help with cheat detection. When you are finished playing your game, X-ray will upload these screenshots to our servers, where our experienced admin team and massive userbase will help catch cheaters by reviewing screenshots and 'flagging' them if they appear suspicious. If found and proven to be cheating, the users' game identifier (either a Steam ID, a GUID or CD-Key) is banned from all group sites and any partner leagues, ensuring you play in a cheat-free and safe environment. X-ray Anti-Cheat is a smart and interesting Windows XP and Vista anti-cheat system for multiple games."

Clean DoD
http://www.cleandod.com.br/
According to a review in http://x-ray-anti-cheat.software.informer.com/, "CleanDoD is a very useful and reliable anti-cheating software. It supports almost all online games. This smart utility will prevent you or, specially, other

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[86] http://www.callofduty.com/elite/faq

players to use cheating codes or third party programs while playing your favourite online game." *Please Note*: the company is based in Brazil and the web-site is not set forth in the English language.

SK Gaming Arena
http://arena.sk-gaming.net/
According to the organization, "SK Gaming Arena is a new and exciting way for you to play online games for real money, on PC, Console (Xbox 360/Playstation 3) and in Arcade Games."

Steam
http://store.steampowered.com/
According to Valve, the creator of Steam (http://www.valvesoftware.com/company/index.html), Steam is "the world's largest online gaming platform. Steam turns any PC or Mac into a gaming powerhouse by providing instant access to a huge library of titles, and by automatically keeping a user's games completely up to date. With an active user-base of over 30 million, Steam also connects gamers with each other, making it easy to find friends, keep track of each other's gaming activity, and easily play games together."

Madden Online Money League
http://moneysleague.com/
According to the website, "Madden Online Money Leagues was established to develop online video game skilled-based competitions around the world. These competitions are designed to allow competitors who have long played in local Matches for points or just plain bragging rights to actually battle head to head for prize money. Our mission is to provide an outlet for young & older adults to engage in a positive form of entertainment."

FraggedNation
http://www.fraggednation.com/index.php
According to the site, "FraggedNation is a social, competitive gaming community focused on providing a fair and fun location for competing. You can choose to play inside of a seasonal ladder, multiple sponsored Matches or events, create your own competition, "Prove-it" Scheduled Clan Battles, or even 1v1 Style "Battle Box" matches. Your abilities are endless, it is completely up to your wants and needs. *** FraggedNation offers you the ability to play on multiple platforms, including: XBOX 360, PS3, PC, Wii, and OnLive.

Disclaimer

"Cyber Holdings", "WarZone Secure", "WarZone Girls", "Win With Honor", "WZS" and "WZG" are trademarks of the Company, with "WarZone Secure" and "WarZone Girls being Registered United States Trademarks. Activision, Microsoft, Call of Duty, GenSpera, Inc., DMW International LTD, Evan Balance, Inc., TNWA Group, Enemy Down, Clean DoD, SK Gaming Arena, Steam, Valve and the entities that own and/or control such entities are not involved with the Company, nor have they been asked to comment upon or endorse this Memorandum or the Company or any of its strategic or business initiatives. Trade names and trademarks of third-party companies are believed to be owned or controlled by the associated company. Reference to third-party organizations in this Memorandum, unless designated or identified as otherwise, are for informational purposes only.

EXIT STRATEGIES

The term of the Investment detailed in this offering is uncertain. The Company anticipates that shareholder liquidity will be derived from a) internal operations; b) trade sale; or c) a public listing on a U.S. or international exchange.

C. Summary of Terms

The following is a brief summary of certain terms of the offering described in this offering memorandum. It is not intended to be complete and is qualified by the more detailed information contained elsewhere in this memorandum and in the text of the documents referred to herein.

Investment Size

- Target $2,100,000

Company Structure

- Private early stage Online Gaming Technology Company.
- Delaware Stock Corporation (Formed June of 2011).
- THIRTY MILLION Shares of Common Stock Authorized, FIVE MILLION Shares of Preferred Stock Authorized
- ELEVEN MILLION FOUR HUNDRED AND TWENTY SIX THOUSAND AND TWENTY FIVE Shares of Common Stock Issued and Outstanding, including the NINE MILLION ONE HUNDRED THOUSAND shares of Common Stock issued with this Offering and up to FIVE HUNDRED SEVENTY THREE THOUSAND THREE HUNDRED AND ONE shares of Common Units issued to Alternative Securities Markets Group in conjunction with this Offering.
- NO CURRENT Shares of Preferred Stock Issued or Outstanding.

Minimum Equity Commitment

- One Hundred Common Stock Units.

Dividend Policy

- We have never declared or paid cash dividends on our common stock or preferred equity. We currently intend to retain all available funds and future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our Board of Directors may deem relevant.

D. The Offering

The Company is offering a maximum of 9,100,000 Common Stock Units at a price of $0.21 per Common Stock Unit for Units 1 – 2,750,000; $0.23 per Common Stock Unit for Units 2,750,001 to 6,000,000; and $0.25 per Common Stock Unit for Units 6,000,001 to 9,100,000, with all Units having a par value $0.0001.

Alternative Securities Markets Group will receive a maximum of 571,301 shares of Common Units in conjunction with the Offering.

E. Risk Factors

See "RISK FACTORS" section of this Registration for certain factors that could adversely affect an investment in the Securities Offered.

F. Use of Proceeds

Proceeds from the sale of Securities will be used to invest in the growth of the Company's Online Gaming Technology Business Operations. See "USE OF PROCEEDS" section.

G. Minimum Offering Proceeds - Escrow of Subscription Proceeds

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $100,000. After the Minimum Offering Proceeds have been reached, all proceeds will be released from the investment account and utilized by the Company. All proceeds from the sale of Units after the Minimum Offering Proceeds has been achieved will be delivered directly to the Company.

H. Common Stock Units

Upon the sale of the maximum number of Common Stock Units from this Offering, the number of issued and outstanding Common Stock Units of the Company's Common stock will be held as follows:

- Current Shareholders 61.6%
- New Shareholders 38.4%

I. Company Dividend Policy

The Company has never declared or paid any cash dividends on its common stock. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company. As a result, the Company does not anticipate paying any cash dividends in the foreseeable future to Common Stock Holders.

J. Company Share Purchase Warrants

The Company has 1,578,337 outstanding warrants for the purchase of shares of the Company's Common Stock.

K. Company Stock Options

The Company has issued 2,168,000 stock options to current and/or past employees or consultants.

L. Company Convertible Securities

The Company may be required to make payments to specified investors of $94,000 in 1Q2015. This possible repayment is for certain investors who invested in the Company's first Unit sale in March 2013, each Unit consists of Common Stock, Warrants to purchase Common Stock, and a non-interest bearing Note. A total of 15 Units were sold in that financing round. The Company, in its sole and exclusive discretion, can opt to repay the Notes as set forth below, or issue additional Common Stock to the Holders of the Notes as set forth below; if the Company opts to repay the Notes, then each Note Holder has the option to use the cash repayment to exercise the underlying Warrants from each Unit with an enhanced "value" for the Note, as set forth below:

On or before March 1, 2015, the Company can provide to the 15 purchasers of the Units one of the following two options:

Option 1: Cash Repayment

1a) For Units 1-5: $8,000 per Unit in cash, under a non-interest bearing Note ($40,000 total), and

1b) For Units 6-15: $6,000 per Unit in cash, under a non-interest bearing Note ($54,000 total),

This represents a total possible cash-repayment due under the Notes of $94,000. Units 6-15, by agreement, are to be repaid before Units 1-5 Note holders, also by agreement.

If the Company selects Option 1, then the Holders have the opportunity to take the repayment in cash, or use it to exercise the Warrants, as follows:

- Each Unit 1-15 includes 71,667 Warrants to purchase up to 71,667 shares of Common, each Warrant having a 5 year term/acquisition call and a strike price of $0.18/warrant;
- In the event that the Company agrees to re-pay the Note in cash under Option 1, Holders of each Note have the opportunity to receive an enhanced value for the Note which, if chosen, must be used as follows:
    - Units 1-5: the cash-in value of the Note shall be increased from $8,000 to $10,000 but the $10,000 must be used to exercise 100% of the Unit Warrants, and each Holder who uses this option must pay additional cash for the balance due for the Warrant exercise. Total due to exercise 71,667 Warrants at $0.18/Warrant is $12,900.06 such that a Unit 1-5 Holder who obtains the $10,000 must use that money, plus an additional $2,900.06, to exercise 100% of the Warrants, and
    - Units 6-15: the cash-in value of the Note shall be increased from $6,500 to $8,000 but the $8,000 must be used to exercise at least 75% of the Unit Warrants, and each Holder who uses this option must pay additional cash for the balance due for the Warrant exercise. Total due to exercise 75% of 71,667 Warrant (53,571 Warrants) at $0.18/warrant is $9,642.78 such that a Unit 6-15 Holder who obtains the $7,500 must use that money, plus at least an additional $2,142.78, to exercise at least 75% of the Warrants;

OR

Option 2: Non-Cash Repayment, Issuance of Additional Common Stock

1a) For Units 1-5: an additional 71,667 shares of Common Stock per Unit (358,335 Common Stock shares in total), and

1b) For Units 6-15: an additional 35,834 shares of Common Stock per Unit (250,838 Common Shares in total)

If the Company elects to utilize Option 2, a total of 609,173 shares of Common Stock will be issued to holders of these Units 1-15.

The selection by the Company of which Option to utilize shall be based upon the financial and business circumstances of the Company on or near the time the Notes are due (March 1, 2015).

M. Stock Option Plan

The Company's 2011 Stock Option Plan reserved for issuance 2,500,000 shares of Common Stock, of which 2,168,000 options to purchase 2,168,000 shares of our Common Stock purchase have been issued to members of the Management Team, Directors, advisers and consultants. If another plan is adopted in the future, the plan will administered by the Board of Directors or a committee appointed by the board (the "committee"). The committee will have the authority to modify, extend or renew outstanding options and to authorize the grant of new options in substitution therefore, provided that any such action may not, without the written consent of the optionee, impair any rights under any option previously granted.

N. Reporting

The Company will furnish investors with quarterly unaudited financial reports and an annual audited financial report through a public listing at www.AlternativeSecuritiesMarket.com. Further, the Company will also voluntarily send investors quarterly unaudited financial reports and an annual audited financial report via electronic mail. After the Filing of SEC Form 10 or an SEC S-1 Registration Statement with the United States Securities and Exchange Commission ("SEC"), the Company will be required to file reports with the SEC under 15(d) of the Securities Act. The reports will be filed electronically. The reports required are forms 10-K, 10-Q and 8-K. You may read copies of any materials the Company files with the SEC at www.AlternativeSecuritiesMarket.com, or at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet Site that will contain copies of the reports that the Company files electronically. The address for the Internet site is www.sec.gov.

O. Stock Transfer Agent

The Company will serve as its own registrar and transfer agent with respect the Offering.

For the Public Portion of this Offering, the Stock Transfer Agent is:

ComputerShare
250 Royall Street
Canton, MA (USA) 02021
Phone (781) 575-2000
http://cis.computershare.com

P. Subscription Period

The Offering has no date to terminate.

II. TERMS AND CONDITIONS

The following is a summary of the certain principal terms of Stock Ownership in Cyber Holdings, Inc.

The Company	Cyber Holdings, Inc. is a Delaware Stock Corporation.
Company Managers	Biographies of all Managers can be found starting on Page **64 and 80** of this Offering.
Minimum Capital Commitment	Each investor will be required to make an investment of a minimum of One Hundred Common Stock Units.
The Offering	The Company is seeking capital commitments of $2,100,000 from Investors. The securities being offered hereby consist of up to 9,100,000 Common Stock Units of the Company, priced at $0.21 per Common Stock Unit for Units 1 to 2,750,000; $0.23 per Common Stock Unit for Units 2,750,001 to 6,000,000; and $0.25 per Common Stock Unit for Units 6,000,001 to 9,100,000, subject to the Company's discretion to increase the size of the offering. The purchase price for the stock interests is to be paid in cash as called by the Company. Alternative Securities Markets Group will receive a maximum of 571,301 shares of Common Units in conjunction with the Offering.
Investment Period	The investment period will begin upon qualification of this Offering by the United States Securities & Exchange Commission.
Term of the Company	There is no agreed upon end date of this Offering. Investors can sell their shares back to the Company at any time for the face value of the share(s) plus any accrued interest after two years, though the Company has no obligation to purchase the Units. Market value shall be determined by the value of each yearly third party valuation of the Company.
Reinvestment	There may be chances for reinvestment.
Key Event	The following will constitute a Key Event: • Bankruptcy of the Managing Member • Death or disability to the senior member(s) of Cyber Holdings, Inc. • Other agreed upon events
Distributions	The Company has never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future for our Common Stock. Any future determination to declare dividends on our Common Stock will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

Reports to Investors

The Company's Accounting Firm will furnish to the investors after the close of each fiscal year an annual report containing audited financial statements of the Company prepared in accordance with "Generally Accepted Accounting Principles" (GAAP) and a statement setting forth any distributions to the investors for the fiscal year. The Company will also furnish unaudited quarterly statements to investors.

Valuations

The Company Managers will, at least once per year, perform an internal valuation of the Company's assets, using accepted valuation techniques, to establish the fair market value of each asset as the end of such year. The fair market value of the assets will be deemed to be the ownership interest in each asset valued at the current capitalization rate for each market. In addition, detailed financial modeling will be performed using "current market assumptions" and discounted cash flow analysis.

Indemnification

The Company will indemnify, defend and hold the Company Managers, the members of the Board of Directors harmless from and against any losses, damages, costs that relate to the operations of the Company, unless the Company Manager(s) acted in an unethical manner related to directing investments.

Listings and Admissions to Trading

Applications are being prepared and will be made to U.S. OTC Market (OTCQB or OTCQB), the Bermuda Stock Exchange's Mezzanine Market and the Berlin Stock Exchange (though the Company may choose to list on the Frankfurt Stock Exchange instead of the Berlin Stock Exchange) for the Securities to be admitted to the Exchange's Official List and for Trading. Submission for listing is expected in 2015.

ITEM 7. DESCRIPTION OF PROPERTY.

The Company does not own any real estate. The Company currently utilizes office spaces at 11626 Timberlake Drive San Diego California 92131. The Company currently has no policy with respect to investments or interests in real estate, real estate mortgages or securities of, or interests in, persons primarily engaged in real estate activities.

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ITEM 8. DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

(a) *Directors and Executive Officers.*

A. Directors and Executive Officers. The current officer and director will serve for one year or until his respective successor(s) are elected and qualified.

Name	**Position**
Mr. Richard P. Burgoon, Jr.	***President & Chief Executive Officer***

Richard P. Burgoon, Jr., serves as our President, CEO and Corporate Secretary. He has spent over 25 years as an advisor to and working with multiple start-up organizations. He is a co-founder of Epiomed Therapeutics, Inc. (www.epiomed.com) and GenSpera, Inc, (GNSX.OB) a publicly-traded biopharmaceutical company having an oncology-focus. The business model of GenSpera serves as the business model for Cyber Holdings, Inc. in terms of the "small business issuer" process. He previously served as President of Tulip BioMed (TPBM.PK), a two-person publicly-traded medical device company that he guided from insolvency to expansion of its sales, product lines and regulatory approval in Europe prior to his departure in 2009. He served as Chief Executive Officer to Aeolus Pharmaceuticals, Inc. (AOLS.OB) a publicly-traded, CNS-focused clinical development company. Previous positions have included Sr. Vice President, Operations, General Counsel and Secretary to Arena Pharmaceuticals (Nasdaq: ARNA), where he assisted in bringing the company from a privately held start-up through several private placements and two public offerings; Sr. Director & Patent Counsel to Cephalon, Inc. (Nasdaq: CEPH); and Director of Intellectual Property to IDEC Pharmaceuticals Corporation (Nasdaq: IDPH). He is co-founder of Allon Therapeutics, Inc and ChemNavigator.com. Mr. Burgoon was twice appointed by the U.S. Secretary of Commerce to a trade advisory committee on intellectual property rights and served as Chair of the Intellectual Property Committee of the Biotechnology Industry Organization (BIO). He received his MBA from San Diego State University in 2005, his JD from the University of New Hampshire (Franklin Pierce Law Center) in 1987, and undergraduate degrees in biology, psychology and political science from the University of California, Irvine in 1984. Mr. Burgoon is a member in good standing of the California Bar and registered to practice before the United States Patent & Trademark Office.

Mr. Phillip G. Plourde	***Chief Operations Officer*** ***Member, Board of Directors***

Phillip G. Plourde serves as Chief Operations Officer to the Company and a member of our Board of Directors. Phillip has over 18 years of professional experience in the information technology field and has several Microsoft certifications including MCSE, MCITP and A+ computer software certifications. Phillip currently serves as the lead Project Manager for FBP Systems Inc., a national audio/video integrator. FBP Systems services Hotel/Casino, restaurant, house of worship and government installations with design build, programming and engineering solutions. Phillip is certified in Crestron, AMX, and many other audio/video solutions. In his free time Phillip serves as a technology consultant for The Solutions Foundation, a drug treatment outreach and awareness program based in Las Vegas, NV, which is directed at high school students.

Mr. R. Scott Lentz	***Advisory Controller***

Scott Lentz serves as our Advisory Controller. Scott is currently CFO of CareCloud, Inc., a leading developer of cloud-based clinical and administrative solutions for medical providers. Scott has over 15 years' experience as CFO of early-stage technology companies. Over the course of his career, he has raised more than $200 million in institutional capital to fund organic and acquisitive growth, acquired four companies with an aggregate value of more than $250 million, sold one company and registered another (Picis, Inc.) for an initial public offering with The Goldman Sachs Group, Inc. serving as lead advisor. Scott received his BS in Management (with honors) from the U.S. Coast Guard Academy and his MBA from the University of Washington.

Mr. Michael Maguire ***Chief Technology Officer***

Michael Maguire serves as our Chief Technology Officer. Mike has over 10 years of complex business systems analyst experience. He has experience with business critical systems support as well as customer facing software and systems. Mike has worked in many environments that require training in designing, creating, and implementing software that demands reliability, sustainability, and expandability. Mike has experience with many programming languages and constructs in addition to OS architecture training/support and an associate's degree in Computer Network Systems from ITT Technical Institute. Currently, Mike is seeking his Bachelor's degree in Computer Systems Security. Mike has several years of experience in the competitive gaming scene for CoD4 MW as well as CoD Black Ops. He manages several servers for an online community that includes BF3, BFBC2, CoD4, CoD5 WaW, CoD Black Ops, Killing Floor, Minecraft, ArmAII, as well as server management for the database and webserver. Mike has also written several tools for the gaming community to use, which includes Paronicon/Paronicon2 which are now managing over 1,000 Call of Duty servers worldwide. Paronicon is a remote RCON tool that allows server administrators to manage their server while in game, not in game, as well as automatically without their supervision. It can handle multiple servers across multiple games to make the administrator's job much easier. Mike's Paronicon technology will be incorporated into the Company website.

Mr. Ryan Oxford ***Chief Creative Officer***
Member, Board of Directors

Mr. Oxford serves as Chief Creative Officer and a Member of our Board of Directors. Ryan is a highly creative individual who has spent 20 years in various innovative industries as both a branding/marketing consultant and entrepreneur. He is well connected to the Hollywood ecosystem having written and produced several television and film projects for Universal Pictures, New Line Cinema, Warner Bros. and MTV. His latest movie, LOVE SICK LOVE, is due for theatrical release in the spring of 2013. Alongside his Hollywood endeavors, Ryan helped to co-found SR3 Design, a pioneering international interior architectural design firm. Mr. Oxford created and facilitated development of a ground-breaking approach to interior design with "drag and drop" technology that supported the firm's vision of housing design, sourcing and purchasing under a single roof leading to significant reductions in project schedules and costs. Within 18 months of inception, SR3 was acquired by a high profile architectural design firm. Prior to that, Mr. Oxford worked as the Director of Global Marketing for Wilson Associates, a worldwide leader in interior architectural design whose vast client list includes more than 20 of the world's top 100 billionaires. Ryan received his BA in Communications in 1994 from the California State University Fullerton, and studied International Business Administration at Richmond University in London in 1991. He is a member of the Writers Guild of America, West.

Ms. Cate Gilman ***Chair, Board of Directors***

Cate Gilman serves as the Chair of the Board of Directors to Cyber Holdings, Inc. Ms. Gilman has over 20 years of experience in Finance, Accounting, Internal Controls, Operations and Transactions. Cate has spent significant time working with and for various start-up organizations, including internet-based start-ups, providing a wealth of knowledge and experience in all aspects of management. Ms. Gilman received her BA from Lewis and Clark College in Portland, Oregon, and her MBA from the University of San Diego.

Mr. Mark Seremet ***Member, Board of Directors***

Mark Seremet serves as a member of the Board of Directors to Cyber Holdings, Inc. Mark currently serves as General Manager at Apostrophe Apps, LLC. He recently served as Chief Strategy Officer at IndiePub, Inc., an independent video game publisher, developer and web site dedicated to promoting indie games and indie game development (http://www.indiepubgames.com/). Prior to this role at indeiPub, Mr. Seremet served as their Chief Executive Officer and President, and has served as a director since September 2008. He was Chief Executive Officer of Zoo Games since January 2009 and has served as President of Zoo Games since April 2007. Prior to his start at Zoo, Mr. Seremet was an activist internet investor with investments in private companies. From 2005 to 2006 Mr. Seremet also served as CEO of Spreadshirt.com, a provider of online, customized merchandise. Mr. Seremet is a co-founder and the first CEO of Take-Two Interactive Software, Inc., which he helped take public in 1997, and where he was President and Chief Operating Officer from 1993 to 1998. Additionally, he served as the Chief Operating Officer of Picis from 1998-2000, SA in Barcelona, Spain and orchestrated its registration for an initial public offering on the Nouveau Marche. Mr. Seremet is also the founder and Chief Executive Officer of Paragon Software, which was acquired in 1992 by MicroProse. Mr. Seremet serves on the board of Serklin, Inc. He was named Young Entrepreneur of the Year by the U.S. Small Business Administration in 1989 for Pennsylvania and the Mid-Atlantic region and received a B.S. in Business Computer Systems Analysis from Saint Vincent College.

Mr. Scott G. Hutton ***Member, Board of Directors***

Scott G. Hutton serves as a member of the Board of Directors to Cyber Holdings, Inc. Mr. Hutton is a seasoned business and operations leader with over 25 years experience in developing and marketing informatics based solutions for the biopharmaceutical and chemical industries. Mr. Hutton currently serves as Global Director of Business Development for eBusiness Purchasing Solutions at Sigma-Aldrich Corporation (SIAL: NASDAQ). Prior to joining Sigma-Aldrich, Mr. Hutton co-founded ChemNavigator.com, Inc. ChemNavigator is an internet-based business that provides scientists around the world access to innovative chemistry solutions through the internet. As President and CEO, Mr. Hutton guided ChemNavigator from venture funding through to regular profitability and negotiated successful sale of ChemNavigator to Sigma-Aldrich. Prior to ChemNavigator, Mr. Hutton served as Vice President & General Manager of Tripos, Inc. Tripos develops and markets informatics based software tools to aid the pharmaceutical drug discovery process

Mr. Steven J. Muehler ***Advisor / Shareholder***

Mr. Steven J. Muehler is the Founder and Chief Executive Officer for Blue Coast Securities Corporation & Alternative Securities Markets Group. A true pioneer in the private equity investments industry, Mr. Muehler has led Blue Coast Securities Corporation in its growth into a leading global alternative assets management and private equity investments firm. Mr. Muehler is actively involved in managing the firm's day-to-day operations and serves on the Investment Portfolio Management Committees of each of the Firm's Fixed Income Funds and Private Equity Investment Funds, including the Firm's Technology Ventures Fund. Mr. Muehler has more than fifteen years in Investment Banking and Corporate Finance, holding senior financial management and business development positions in both regional banks and international finance companies.

Mr. Muehler has extensive experience in structuring business plans, private and public securities offerings, and fund raising efforts for early stage to mid-cap companies. His areas of expertise are in Commercial and Residential Real Estate Development, Energy, BioFuels, Mining & Mineral Rights, Oil & Natural Gas, Medical Device and Pharmacy and New Technology. Prior to founding Blue Coast Securities Corporation in 2008, Mr. Muehler served four years in the United States Marine Corps before attending college in South Carolina. After college, Mr. Muehler held positions in the Finance Departments of Riverview Community Bank, WCI Communities and Allied Capital Corporation. It was with these companies that Mr. Muehler worked extensively with multinational finance and investment firms in syndicating fund raising and has guided dozens of companies in the capital formation process. Mr. Muehler has also served as a business consultant to a variety of midmarket companies providing strategic and financial modeling, business development training, and management assessment.

Mr. Muehler lives in Los Angeles, California with his wife and two Daughters. Mr. Muehler is also the host of the Radio / HD WebTV and Podcast Show "Steve Muehler, On the Corner of Main Street and Wall Street". More information about Mr. Muehler can be found at: http://www.SteveMuehler.comand at www.AlternativeSecuritiesMarket.com.

B. *Significant Employees.* All Members of Cyber Holdings, Inc. as listed above are each considered "*Significant Employees*", and are each "Executive Officers" of the Company. The Company would be materially adversely affected if it were to lose the services of any member of Cyber Holdings, Inc. listed above as each he has provided significant leadership and direction to the Company.

C. *Family Relationships.* One of our shareholders and co-founder, Barry M. Soper, is the father-in-law of our Chief Operations Officer, Mr. Plourde. To the best knowledge of the Company, the relationship between Mr. Soper and Mr. Plourde is good, and neither coordinates their activities with respect to the operations or management of the Company. Aside from his stock ownership, Mr. Soper has no other relationship with or influence over the Company.

D. *Involvement in Certain Legal Proceedings.* There have been no events under any bankruptcy act, any criminal proceedings and any judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant during the past three years.

E. Legal proceedings. There are not presently any material pending legal proceedings to which the Registrant is a party or as to which any of its property is subject, and no such proceedings are known to the Registrant to be threatened or contemplated against it.

ITEM 9. EXECUTIVE COMPENSATION.

In 2014, the Company adopted a compensation program for Company Management. Accordingly, Management of Cyber Holdings, Inc. will be entitled to receive annual compensation as follows:

Mr. Richard Burgoon, Jr., Chief Executive Officer	$72,000
Mr. Phillip G. Plourde, Chief Operations Officer	$60,000
Mr. R. Scott Lentz, Advisory Controller	$48,000
Mr. Michael Maguire, Chief Technology Officer	$60,000
Mr. Ryan Oxford, Chief Creative Officer	$48,000

Officer Compensation

The Company does not currently pay any cash fees to any Officer of the Company beyond those listed above.

Directors and Advisors Compensation

The Company does not currently pay any cash fees to any Director or Advisor of the Company or any member or employee of the Company beyond those listed above.

Significant Employees

The Company has no significant employees other than the Company Managers named in this prospectus.

ITEM 10. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a) Security ownership of certain beneficial owners.

The following table sets forth, as of the date of this Registration Statement, the number of shares of Preferred Stock and Common Stock owned of record and beneficially by executive officers, directors and persons who hold **5% or more of the outstanding Common Stock of the Company**. Also included are the shares held by all executive officers and directors as a group.

Name and Address	Amount and nature of Beneficial Ownership	Number of shares and (Percentage) of Class
Mr. Phillip G. Plourde	Direct	Preferred Shares (0%) Common Shares (14.9%)
Nipoj & Kamilla Parnprome	Direct	Preferred Shares (0%) Common Shares (15.3%)
Mr. Richard P. Burgoon, Jr.	Direct	Preferred Shares (0%) Common Shares (12.3%)
Mr. Barry M. Soper	Direct	Preferred Shares (0%) Common Shares (8.7%)
Ms. Kathy Pennington	Direct	Preferred Shares (0%) Common Shares (7.7%)
Alternative Securities Markets Group	Direct	Preferred Shares (0%) Common Shares (5.0%)(1)
All Directors and Officers as a Group		Preferred Shares (0%) Common Shares (42.3%)

(1) See page 6 of this document for further detail.

ITEM 11. SECURITIES BEING OFFERED.

Common Stock Units

A maximum of NINE MILLION ONE HUNDRED THOUSAND Common Stock Units are being offered to the public at $0.21 per Common Stock Unit for Units 1 to 2,750,000; $0.23 per Common Stock Unit for Units 2,750,001 to 6,000,000; and $0.25 per Common Stock Unit for Units 6,000,001 to 9,100,000. A Minimum of $100,000 will need to be received from this Offering for the Company to receive proceeds from the Sale of any Securities of this Offering. A maximum of $2,100,000 will be received from the offering. All Securities being offered by the Company through this offering, and no Securities are being offered by any selling shareholders of the Company. The Company will receive all proceeds from the sale of its Securities after the Company has secured $100,000 from the sale of Securities through this Offering.

Alternative Securities Markets Group will receive a maximum of 571,301 shares of Common Units in conjunction with the Offering.

(a) *Description of Company Common Stock.*

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 30,000,000 shares of Common stock, $0.001 par value per share (the "Common Stock") and 5,000,000 shares of Preferred Stock. As of May 1, 2014, 11,426,025 shares of Common Stock were issued and outstanding; NO SHARES of Preferred Stock have been issued or are outstanding. Upon the completion of this Offering, 21,097,326 shares of Common Stock will be issued and outstanding (including up to a maximum of 571,301 to Alternative Securities Markets Group in conjunction with this offering; see page 6 of this document for detail).

All outstanding shares of Common Stock are of the same class and have equal rights and attributes. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company. All stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative or preemptive rights.

The description of certain matters relating to the securities of the Company is a summary and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation and By-Laws, copies of which have been filed as exhibits to this Form 1-A. No Common Stock is being offered in the Offering Circular.

(b) *Background Information on the Preferred Stock.* None

(c) *Other Debt Securities.* In conjunction with the first financial raise conducted by the Company, the Company entered into certain Notes with these investors that under certain circumstances may obligate the Company to repay a total of $94,000 in the third quarter of Q2015.

(d) *Other Securities to Be Registered.* None.

Security Holders

As of May 1, 2014, there were 11,426,025 shares of our Common Stock outstanding, which were held of record by approximately 33 stockholders, not including persons or entities that hold the stock in nominee or "street" name through various brokerage firms.

As of May 1, 2014 there were no shares of our Preferred Stock outstanding.

Dividends

The Company has never declared or paid cash dividends on its Common Stock Units. The Company currently intends to retain all available funds and future earnings for use in the operation of Company business and does not anticipate paying any cash dividends in the foreseeable future to holders of our Common Stock. Any future determination to declare dividends for the Company's Common Stock Units will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

Indemnification of Directors and Officers:

The Company is incorporated under the laws of Delaware. Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys' fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys' fees incurred in connection with the defense or settlement of such actions and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, agreement, and a vote of stockholders or disinterested directors or otherwise.

The Company's Certificate of Incorporation provides that it will indemnify and hold harmless, to the fullest extent permitted by Delaware's General Corporation Law, as amended from time to time, each person that such section grants us the power to indemnify.

Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

- any breach of the director's duty of loyalty to the corporation or its stockholders;
- acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
- payments of unlawful dividends or unlawful stock repurchases or redemptions; or
- any transaction from which the director derived an improper personal benefit.

The Company's Certificate of Incorporation provides that, to the fullest extent permitted by applicable law, none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this provision will be prospective only and will not adversely affect any limitation, right or protection of a director of our company existing at the time of such repeal or modification.

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Reports to security holders:

(1) The Company will be a non-reporting company until such time as the company files quarterly and audited financial statements, and complies with the requirements of the Securities Exchange Act of 1934, as amended. The Company will be filing the following reports for shareholder review at www.AlternativeSecuritiesMarket.com

1. **Quarterly Unaudited Financial Statements:** Company to furnish all Investors and Alternative Securities Markets Group a complete set of unaudited financial statements within 30 days of the close of each business quarter. Company's Quarterly Financial Statements to also be posted for public view on the Company's page at www.AlternativeSecuritiesMarket.com.
2. **Annual Audited Financial Statements:** Company to furnish to all Investors and Alternative Securities Markets Group a complete set of third party audited financial statements within 60 days of the close of each business year. Company's Annual Financial Statement to be posted for public view on the Company's page at www.AlternativeSecuritiesMarket.com.
3. **Monthly State of the Company Letter to Investors:** The CEO will issue to all Investors and to Alternative Securities Markets Group, a "Monthly State of the Company" letter detailing the current state of all business operations for the Company. Letter to be posted for public view on the Company's page at www.AlternativeSecuritiesMarket.com.
4. **Quarterly Conference Call:** The CEO or Executive of the Company will hold a quarterly video / telephone conference call with investors no sooner than 10 days, but no greater than 30 days, after the posting of the Company's quarterly financial report. The recorded Conference call will also be made available for public listen and/or viewing on the Company's Page at www.AlternativeSecuritiesMarket.com.
5. **Corporate Actions:** Company must disclose to all Investors and to Alternative Securities Markets Group all: Dividends, Stock Splits, New Stock Issues, Reverse Splits, Name Changes, Mergers, Acquisitions, Dissolutions, Bankruptcies or Liquidations. All must be reported to Investors and to Alternative Securities Markets Group no less than TEN CALENDAR DAYS prior to the record date.

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Appendix A
Capitalization

The following table sets forth beneficial ownership information of our common stock at May 1, 2014 for each person known to us to be the beneficial owner of more than 2% of our common stock; our management; our directors; and all of our management and directors as a group.

Beneficial ownership assumes exercise of all issued options and warrants and the issuance of remaining options available under our 2012 Plan.

Pro Forma ownership assumes issuance of 9,671,301 shares of common stock after a fully-subscribed offering.

	Common	Warrants	Options	Total	Percent	Pro Forma Percent
Phillip G. Plourde	2,055,000	-	250,000	2,305,000	14.9%	9.2%
Nipoj and Kamilla Parnprome	2,375,000	-	-	2,375,000	15.3%	9.4%
Richard P. Burgoon, Jr.	1,506,666	143,334	250,000	1,900,000	12.3%	7.5%
Barry M. Soper	1,273,333	71,667	-	1,345,000	8.7%	5.3%
Kathy Pennington	1,200,000	-	-	1,200,000	7.7%	4.8%
Michael Maguire	500,000	-	250,000	750,000	4.8%	3.0%
R. Scott Lentz	250,000	-	250,000	500,000	3.2%	2.0%
Joshua Schaible	200,000	-	250,000	450,000	2.9%	1.8%
Mandy Liu, Behalf Of Yanhong Wu	159,999	215,001	-	375,000	2.4%	1.5%
Paul A. Waalkes, Jr. and Dorothy H. Waalkes	186,666	186,666	-	373,332	2.4%	1.5%
Ryan Oxford	-	-	350,000	350,000	2.3%	1.4%
Cate Gilman	-	-	100,000	100,000	0.6%	0.4%
Mark Seremet	-	-	100,000	100,000	0.6%	0.4%
Scott Hutton	-	-	100,000	100,000	0.6%	0.4%
Subtotal	9,706,664	616,668	1,900,000	12,223,332	78.8%	48.6%
All others	1,719,361	961,669	268,000	2,949,030	19.0%	11.7%
Options available for issuance			332,000	332,000	2.1%	1.3%
Subtotal	1,719,361	961,669	600,000	3,281,030	21.2%	13.0%
Total	11,426,025	1,578,337	2,500,000	15,504,362	100.0%	61.6%
All Management	4,511,666	143,334	1,600,000	6,255,000	40.3%	24.8%
All Management and Directors as a Group	4,511,666	143,334	1,900,000	6,555,000	42.3%	26.0%

END OF APPENDIX A

Appendix B
Government Regulation Information

While the Company does not believe that its WZS website and Matches involve online "gambling", individuals or entities interested in CHI and a possible investment should consult with their attorney and advisers with respect to potentially applicable online "gaming" laws. Although not definitive or endorsed by CHI, a compilation website developed by Chuck Humphrey may be found at *http://www.gambling-law-us.com/*. Mr. Humphrey is neither associated with CHI nor has he been contacted or retained to provide any legal, business, regulatory or other guidance with respect to CHI and its WZS website.

CHI is based in California, and California Penal Code Section 318 et seq. generally involves information regarding online gambling. The following sections are provided for informational purposes only:

> **Penal Code Sec. 330a.** Every person, who has in his possession or under his control, either as owner, lessee, agent, employee, mortgagee, or otherwise, or who permits to be placed, maintained or kept, in any room, space, enclosure or building owned, leased or occupied by him, or under his management or control, any slot or card machine, contrivance, appliance or mechanical device, upon the result of action of which money or other valuable thing is staked or hazarded, and which is operated, or played, by placing or depositing therein any coins, checks, slugs, balls, or other articles or device, or in any other manner and by means whereof, or as a result of the operation of which any merchandise, money, representative or articles of value, checks, or tokens, redeemable in, or exchangeable for money or any other thing of value, is won or lost, or taken from or obtained from such machine, when the result of action or operation of such machine, contrivance, appliance, or mechanical device is dependent upon hazard or chance, and every person, who has in his possession or under his control, either as owner, lessee, agent, employee, mortgagee, or otherwise, or who permits to be placed, maintained or kept, in any room, space, enclosure or building, owned, leased or occupied by him, or under his management or control, any card dice, or any dice having more than six faces or bases each, upon the result of action of which any money or other valuable thing is staked or hazarded, or as a result of the operation of which any merchandise, money, representative or article of value, check or token, redeemable in or exchangeable for money or any other thing of value, is won or lost or taken, when the result of action or operation of such dice is dependent upon hazard or chance, is guilty of a misdemeanor, and shall be punishable by a fine not less than one hundred dollars ($100) nor more than one thousand dollars ($1,000), or by imprisonment in the county jail not exceeding six months, or by both such fine and imprisonment.
>
> *Penal Code Sec. 330b.*
>
> *Possession or keeping of slot machines or devices.*
>
> (a) It is unlawful for any person to manufacture, repair, own, store, possess, sell, rent, lease, let on shares, lend or give away, transport, or expose for sale or lease, or to offer to repair, sell, rent, lease, let on shares, lend or give away, or permit the operation, placement, maintenance, or keeping of, in any place, room, space, or building owned, leased, or occupied, managed, or controlled by that person, any slot machine or device, as defined in this section.
>
> It is unlawful for any person to make or to permit the making of an agreement with another person regarding any slot machine or device, by which the user of the slot machine or device, as a result of the element of hazard or chance or other unpredictable outcome, may become entitled to receive money, credit, allowance, or other thing of value or additional chance or right to use the slot

machine or device, or to receive any check, slug, token, or memorandum entitling the holder to receive money, credit, allowance, or other thing of value.

(b) The limitations of subdivision (a), insofar as they relate to owning, storing, possessing, or transporting any slot machine or device, do not apply to any slot machine or device located upon or being transported by any vessel regularly operated and engaged in interstate or foreign commerce, so long as the slot machine or device is located in a locked compartment of the vessel, is not accessible for use, and is not used or operated within the territorial jurisdiction of this state.

(c) The limitations of subdivision (a) do not apply to a manufacturer's business activities that are conducted in accordance with the terms of a license issued by a tribal gaming agency pursuant to the tribal-state gaming compacts entered into in accordance with the Indian Gaming Regulatory Act (18 U.S.C. Sec. 1166 to 1168, inclusive, and 25 U.S.C. Sec. 2701 et seq.)

(d) For purposes of this section, "slot machine or device" means a machine, apparatus, or device that is adapted, or may readily be converted, for use in a way that, as a result of the insertion of any piece of money or coin or other object, or by any other means, the machine or device is caused to operate or may be operated, and by reason of any element of hazard or chance or of other outcome of operation unpredictable by him or her, the user may receive or become entitled to receive any piece of money, credit, allowance, or thing of value, or additional chance or right to use the slot machine or device, or any check, slug, token, or memorandum, whether of value or otherwise, which may be exchanged for any money, credit, allowance, or thing of value, or which may be given in trade, irrespective of whether it may, apart from any element of hazard or chance or unpredictable outcome of operation, also sell, deliver, or present some merchandise, indication of weight, entertainment, or other thing of value.

(e) Every person who violates this section is guilty of a misdemeanor.

(f) Pinball and other amusement machines or devices, which are predominantly games of skill, whether affording the opportunity of additional chances or free plays or not, are not included within the term slot machine or device, as defined in this section.

Penal Code Sec. 337t.

The following definitions govern the construction of this Section[:]

f) "**Gambling game device**" means any equipment or mechanical, electromechanical, or electronic contrivance, component or machine used remotely or directly in connection with gaming or any game which affects the result of a wager by determining win or loss. The term includes any of the following:

(1) A slot machine.

(2) A collection of two or more of the following components:

(A) An assembled electronic circuit which cannot be reasonably demonstrated to have any use other than in a slot machine.

(B) A cabinet with electrical wiring and provisions for mounting a coin, token, or currency acceptor and provisions for mounting a dispenser of coins, tokens, or anything of value.

(C) A storage medium containing the source language or executable code of a computer program that cannot be reasonably demonstrated to have any use other than in a slot machine.

(D) An assembled video display unit.

(E) An assembled mechanical or electromechanical display unit intended for use in gambling.

(F) An assembled mechanical or electromechanical unit which cannot be demonstrated to have any use other than in a slot machine.

(3) Any mechanical, electrical, or other device that may be connected to or used with a slot machine to alter the normal criteria of random selection or affect the outcome of a game.

(4) A system for the accounting or management of any game in which the result of the wager is determined electronically by using any combination of hardware or software for computers.

(5) Any combination of one of the components set forth in subparagraphs (A) to (F), inclusive, of paragraph (2) and any other component that the commission determines, by regulation, to be a machine used directly or remotely in connection with gaming or any game which affects the results of a wager by determining a win or loss.

Many states follow what is referred to as the Dominant Factor Test when determining whether games involving money or prizes are games of skill, which are not considered gambling in general, or games of chance, which are considered gambling in general. The Dominant Facto Test can be described as follows:

"'Chance' is one of the elements generally required to be present in order for a game to violate a state anti-gambling statute. Most states have concluded that where the elements of skill, whatever they may be, predominate over the elements of chance, whatever they may be, in determining outcome, then the 'chance' element is lacking and the game involved does not violate that state's anti-gambling law. This question considers whether the state applies this 'dominant factor,' or predominance, test."

http://www.gambling-law-us.com/State-Law-Summary/

Although neither intended nor presented as definitive or predictive, the California Supreme Court has set forth its views on this test:

"The term 'game of chance' has an accepted meaning established by numerous adjudications. Although different language is used in some of the cases in defining the term, the definitions are substantially the same. *It is the character of the game rather than a particular player's skill or lack of it that determines whether the game is one of chance or skill.* The test is not whether the game contains an element of chance or an element of skill but which of them is the *dominating factor* in determining the result of the game."

In re Allen, 27 Cal.Rptr. 168 at 169, 59 Cal.2d 5 at 6(Cal., 1962) Emphasis supplied.

The California Supreme Court has also indicated in a case involving pinball machines in which the California Supreme Court agreed that the machines in question predominately involved skill over chance, that:

"Whether a game is a game of skill or a game of chance depends on which factor predominates, and this is a question of fact for the trial court [citation omitted]".

Cossack v City of Los Angeles, 114 Cal.Rptr.460 (1974)

Lower courts in California have noted that "the 'domination' standard is a well-settled test in California." *Bell Gardens v. Dept of Justice*, 42 CalRptr.2d 730 (Cal.App. 2 Dist 1995). *Knowles v. O'Connor*, 71 Cal.Rptr 879, 881 (Cal.App. 4 Dist 1968), citing *In re Allen*, noted that "[t]he term 'game of skill' has a reasonably ascertainable meaning." Recently, a US Federal Court rules that poker was "predominantly a game of skill" and therefore not covered by Illegal Gambling Business Act (IGBA), 18 U.S.C. § 1955. *United States v. Lawrence DiCristina*, 546 F.2d 419 (3rd Cir. 2012). In his decision, Judge Weinstein noted that an expert witness for the defense "has shown persuasively that skilled players will predominate over the less skilled in a relatively short time," supporting his ultimate findings about the question of skill versus chance. Although we do not analogize the games played on our website with poker, it is noted that if a Federal Court has held that poker, which most people associate with "pure" gambling, is a game of skill, we believe that any other legal authority understanding and accepting this decision would conclude that the FPS games played on our website are much more skill-oriented than even poker.

END OF APPENDIX B.

Appendix C
Management's Discussion and Analysis
Financial Statements

Investing in our common stock involves a high degree of risk. If you are considering an investment in our Company, you should carefully review and consider the following and all other information contained in our Business Memorandum before requesting an opportunity to purchase our common stock. If our financial modeling and assumptions are incorrect such that our modeling and assumptions are not accurate as our business proceeds, or if we encounter unexpected events that impact our financial assumptions, our business, financial condition or results of operations could be materially and adversely affected. In these circumstances, you could lose some or all of your investment.

Projected Financial and Operating Data

We have prepared the following for the fiscal years ending December 31, 2013. Risks related to our Company that may affect our projections are included under "Risk Factors."

Key Assumptions

General

Proposed Financing. Information included in this document includes the of the Company's proposed financing.

Payment Processing. A significant component of our expense structure and resulting financial performance is related to the processing costs associated with a) receiving payments from customers (via PayPal® and credit/debit cards), and b) issuing award winnings to customers (exclusively via PayPal®).

Although these fees are low in an absolute sense, given the Company's relatively small transaction amounts (e.g. no minimum payment for credits and a minimum award of $0.50), minimum transaction fees established by merchant processors (e.g. $0.20-$0.25 per inbound payment) are significant.

As of the date of this Memorandum, the Company's payment processing fees are projected to equal approximately 5.9% of gross revenues. This estimate is subject to several variables, including but not limited to: the mix of U.S.-based vs. international participants, the average net payments to the Company and the average net award payments by the Company.

Income Statement

Gross Revenues. Our ability to attract and retain active participants to the tournaments we intend to offer on our website is the key variable in our revenue opportunities. As described in this document, we intend to attract two distinct participant types: individuals and clans (consisting of several members playing as one team).

Our revenues are based upon several factors, including but not limited to: the estimated aggregate number of participants; the participant mix of individuals and clans; the number and types of matches we host, driven by the number of participants and the frequency in which they elect to participate in individual matches; the amount we charge to participate in individual matches; and the number of game titles that we offer.

<u>Match Types and Mix.</u> We intend to offer multiple unique match-types upon launch. These matches comprise several different types (e.g. "capture the flag", "free-for-all", "search and destroy") across several leading game titles. These unique matches will be offered in three distinct types:

- FreeZone matches, with no entry fee;
- Standard matches, with an average fee of $0.25 per individual;
- Skill Value matches, with an entry fee of $2.50 per individual;
- High Value matches, with an entry fee of $5.00 per individual;
- Clan matches with an entry fee of $4.00 per organized team member.

We believe that the majority of individuals will participate in lower-cost Skill Value tournaments.

Participant Spending. We assume that participants will spend approximately $20 per month (equal to approximately five or eight matches per month).

Net Revenues. Our net revenues assume that we achieve a blended net revenue margin (match fees net of cash prizes and credits) of approximately 45%.

Gaming credits are assigned a value of $.005 per credit, equivalent to the cash cost per credit incurred by participants to participate in individual matches.

Cost of Revenues. Our cost of revenues includes personnel costs associated with ensuring that we provide both a cheat-free environment and responsive support to our participants. Our anti-cheat technology will automatically review matches in real time. We will also provide human review of disputed matches (if a participant flags a potential cheater that is not detected by the software).

Cash and credits will be issued following each match. In the event that a match is canceled due to technical issues, we will provide participants with the ability to participate in a future match at no additional cost.

Additional costs include those associated with the hosting of our solution on a third-party server and for processing electronic payments. Based upon non-binding quotations that we have received from payment processors, we have projected the expense associated with processing inbound deposits and outbound payments to equal approximately 5.9% of gross fees.

Research and Development. Our research and development expenses consist primarily of the costs associated with our internal development team, including our Chief Technology Officer, user interface designers and software systems administrators and analysts.

Our business model is predicated upon hosting matches that feature games developed by third-party providers – i.e., we do not incur the significant costs associated with the development of specific gaming titles.

Sales and Marketing. Our sales and marketing expenses are anticipated to consist of promotions, sponsorships, participation at trade shows and events, advertising and the development of our Ambassador program (whereby we compensate leading participants for their advocacy of our solution).

General and Administrative. Our general and administrative expenses consist primarily of personnel costs, professional fees and insurance.

Internet-Based Sales Taxes. We may be required to collect and remit sales taxes to various state and/or local taxing authorities within the United States. Our financial modeling has been developed assuming that no sales-based taxes are collected or remitted. In the event that we are required to collect and remit these taxes, and assuming that such taxes are collected and remitted in the same period, this activity will have no effect on our operating results or net cash flow.

Federal and State Taxes. Federal and state income taxes are projected to equal 38% of net revenues.

Balance Sheet

Accounts Receivable. Although we anticipate that the vast majority of our cash collections will be derived from electronic payments, we have provisioned for 0.5% of our cash collections to be term-based. Examples of such potential activities include corporate-sponsored clans or other large commercial customer activity.

Fixed Assets. Fixed assets consist of computer hardware and software for our staff, monitoring equipment and a data server for internal use. Fixed assets are depreciated over a three-year period.

Accounts Payable. Accounts payable are projected to be paid in the period incurred, i.e. our forecast assumes a $0 accounts payable balance throughout the period.

Customer Deposits. In any given period, certain customer accounts will have a balance (equal to payments to the Company, less the cost of matches played against those payments). We believe that this amount will equal approximately three days' worth of the total match fees generated in each quarter.

Customer Credit Awards. We anticipate that a percentage of participants who are awarded cash prizes will elect to redeem these prizes for playing credits in lieu of cash. We believe that the most active participants will elect this option in order to avoid repeated credit/debit card submissions for future tournaments.

Convertible Note Repayments. As described in this document, we have issued Convertible Notes in conjunction with prior financing initiatives. We assume that all Convertible Notes outstanding ($94,000) are repaid in the third quarter of 2015.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY.

Income Statement

($ in 000's)	2013A
Revenues:	
Match Revenue	
Gross Revenue	$-
Less: Value of Credits Awarded	-
Less: Value of Cash Awarded	-
Net Revenue	-
Expenses:	
Cost of Revenue	-
Research and Development	73
Sales and Marketing	31
General and Administrative	25
Depreciation and Amortization	-
Total Expenses	129
Operating Income	(129)
Income Tax Provision	-
Net Income (Loss)	$(129)

Balance Sheet

($ in 000's)	2013A
ASSETS	
Current Assets	
Cash and Equivalents	$46
Accounts Receivable	-
Total Current Assets	46
Fixed Assets	
Property and Equipment	-
Less: Accumulated Depreciation	-
Net Property and Equipment	-
Total Assets	46
LIABILITIES	
Current Liabilities	
Accounts Payable	2
Credits Issued	-
Convertible Notes	94

Total Liabilities	96
STOCKHOLDERS' EQUITY	
Common stock	1
Additional Paid in Capital	176
Retained Earnings	(98)
Current Year Profit	(129)
Total Stockholders' Equity	(50)
Total Liabilities and Stockholders' Equity	$46

Statement of Cash Flows

($ in 000's)	2013A
Cash flows from operating activities	
Net gain (loss)	$(129)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	-
Change in assets and liabilities:	
Accounts Receivable	-
Accounts Payable	(1)
Credits Issued	-
Net cash provided by (used in) operating activities	(130)
Cash flows from investing activities	
Capital Expenditures	-
Net cash provided by (used in) investing activities	-
Cash flows from financing activities	
Proceeds from Stock Issuance	163
Proceeds from Debt Financing	-
Exercise of Warrants and Options	11
Payments on Debt Financing	-
Net cash provided by (used in) financing activities	174
Net increase (decrease) in cash and investments	$44
Cash, Beginning of Period	$2
Cash, End of Period	$46

Notes to 2013 Unaudited Financial Statements

1. Summary of Accounting Policies

Nature of Business

Cyber Holdings, Inc. (the "Company") was incorporated in the State of Delaware on June 30, 2011. The Company is an internet-based commercialization-stage entertainment organization focused on the design and implementation of personal computer (PC) online, First-Person-Shooter (FPS) worldwide matches for participants (PC Gamers) through its WarZone Secure™ ("WZS") web site, located at http://www.warzonesecure.com.

Fiscal Year

Our fiscal year ends December 31. References to fiscal 2013, for example, refer to the year ended December 31, 2013.

Use of Estimates

The Company's unaudited financial results for the fiscal year ended December 31, 2013 are presented in conformity with accounting principles generally accepted in the United States of America. This presentation requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Cash and Cash Equivalents

Cash and cash equivalents are maintained at one financial institution and consist of highly liquid investments with original maturities of three months or less. Cash and cash equivalents are stated at fair value.

Fair Value

The carrying amounts of cash and cash equivalents and accounts payable approximate fair value due to the relatively short-term maturities and are classified as short-term assets and liabilities in the accompanying balance sheets.

Advertising Expenses

The Company expenses advertising costs as incurred.

2. Significant Balance Sheet Components

Convertible Notes

In 2012, the Company raised $112,000 via the sale of 14 Units. Each Unit provides to the purchasers thereof Common Stock, Warrants and Notes. In 2013, the Company secured (a) $50,000 via the sale of 10 Units (separate and distinct from the first offering) and $112,500 via the sale of 4.5 Units (separate and distinct from the second offering). Each Unit provides to the purchasers thereof Common Stock and Warrants.

Total shares issued from these financing rounds were as follows: 1,321,661 shares Common Stock, par value $0.001 per share, and 1,578,337 Warrants to purchase 1,578,337 shares of Common stock, par value $0.001 per share. The first offering of 14 Units also included a Unit Note that provides for re-payment of up to $94,000 on or before March 1, 2015. On an as-issued, fully diluted basis, with 100% exercise of Warrants, these prior rounds would involve issuance of 2,899,998 shares of our Common Stock, $0.001 par value. None of the Warrants from any of the raises have been exercised as of the date of this Memorandum.

Common Stock

The Company's Certificate of Incorporation authorizes the Company to issue 30,000,000 shares of $0.0001 par value Common stock, and 5,000,000 shares of $.00001 par value Preferred stock. Each share of common stock is entitled to one vote per share. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to the prior rights of holders of all other classes of stock outstanding.

Share-Based Compensation Plan

In July 2011, the Company adopted the Company's 2011 Stock Plan (the "Plan"). The Plan provides for the award of up to 2,500,000 stock options to employees, Directors and consultants at an exercise price not less than 100% of the fair value at the grant date as determined by the Board of Directors. The Plan also provides for the issuance of nonqualified stock options and restricted stock to employees, outside directors and consultants. Options granted have a maximum term of ten years from grant date, are exercisable upon vesting and generally vest over a four-year requisite service period. As of June 1, 2014, a total of 2,168,000 have been awarded and are outstanding under the Plan.

END OF APPENDIX C.

SIGNATURES

The Issuer has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Cyber Holdings, Inc.

By: Mr. Richard P. Burgoon, Jr.



By: ______________________________________
Name: Mr. Richard P. Burgoon, Jr.
Title: Chief Executive Officer & President

By: Mr. Phillip G. Plourde



By: ______________________________________
Name: Mr. Phillip G. Plourde
Title: Chief Operations Officer & Member of Board of Directors

By: Mr. Steven J. Muehler



By: ______________________________________
Name: Mr. Steven J. Muehler
Title: Advisor & Drafter of this Securities Registration Statement

Signature Certificate

Document Reference: VGEXM4ICZKEK9VD5KIX6GE

RightSignature
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rickwarzonesecure.com
Party ID: WEAIFZI6YI2SLN35ZZRUSU
IP Address: 108.223.81.62
VERIFIED EMAIL: rick@warzonesecure.com

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Alternative Securities Markets Group
Party ID: VPS9M9IMT3SZSL3SV5VMLU
IP Address: 75.82.184.6
VERIFIED EMAIL: legal@asmmarketsgroup.com

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Timestamp	Audit
2014-06-20 11:10:08 -0700	All parties have signed document. Signed copies sent to: rickwarzonesecure.com and Alternative Securities Markets Group.
2014-06-20 11:10:07 -0700	Document signed by rickwarzonesecure.com (rick@warzonesecure.com) with drawn signature. - 108.223.81.62
2014-06-20 11:08:46 -0700	Document viewed by rickwarzonesecure.com (rick@warzonesecure.com). - 108.223.81.62
2014-06-20 10:55:35 -0700	Document signed by Alternative Securities Markets Group (legal@asmmarketsgroup.com) with drawn signature. - 75.82.184.6
2014-06-20 10:55:08 -0700	Document viewed by Alternative Securities Markets Group (legal@asmmarketsgroup.com). - 75.82.184.6
2014-06-20 10:55:07 -0700	Document created by Alternative Securities Markets Group (legal@asmmarketsgroup.com). - 75.82.184.6



This signature page provides a record of the online activity executing this contract.

PART III – EXHIBITS

Cyber Holdings, Inc.

C/O: Alternative Securities Markets Group

9107 Wilshire Blvd.

Suite 450

Beverly Hills, California 90210

LEGAL@ASMMARKETSGROUP.COM

Direct: (213) 407-4386

SUBSCRIPTION AGREEMENT

Common Stock Units 1 to 2,750,000

Subject to the terms and conditions of the shares of Common Stock described in the Cyber Holdings, Inc. Offering Circular dated June 1st, 2014 (the "Offering"), I hereby subscribe to purchase the number of shares of Common Stock set forth below for a purchase price of $0.21 per share. Enclosed with this subscription agreement is my check (Online "E-Check" or Traditional Papery Check) or money order made payable to "Cyber Holdings, Inc." evidencing $0.21 for each share of Common Stock Subscribed, subject to a minimum of ONE HUNDRED Common Stock Units ($21.00).

I understand that my subscription is conditioned upon acceptance by Cyber Holdings, Inc. Company Managers and subject to additional conditions described in the Offering Circular. I further understand that Cyber Holdings, Inc. Company Managers, in their sole discretion, may reject my subscription in whole or in part and may, without notice, allot to me a fewer number of shares of Common Stock that I have subscribed for. In the event the Offering is terminated, all subscription proceeds will be returned with such interest as may have been earned thereon.

I certify that I have read the Offering Circular and that I am relying on no representations other than those set forth in the Offering Circular. I understand that when this subscription agreement is executed and delivered, it is irrevocable and binding to me. I further understand and agree that my right to purchase shares of Common Stock offered by the Company may be assigned or transferred to any third party without the express written consent of the Company ONLY through the Alternative Securities Markets Group's Securities Resale Portal at ***http://www.AlternativeSecuritiesMarket.com***, and that no public market for the Company's securities has been created or may be created in the future.

I further certify, under penalties of perjury, that: (1) the taxpayer identification number shown on the signature page of this Offering Circular is my correct identification number; (2) I am not subject to backup withholding under the Internal Revenue Code because (a) I am exempt from backup withholding; (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and (3) I am a U.S. citizen or other U.S. person (as defined in the instructions to Form W-9).

SUBSCRIPTION AGREEMENT (the "Agreement") with the undersigned Purchaser for ____________ Common Stock Units of Cyber Holdings, Inc., with a par value of $0.001, at a purchase price **of $0.21 (ZERO DOLLARS AND TWENTY-ONE CENTS) per share** (aggregate purchase price: $__________________).

Made as of this __________ day of _______________, 2014 by and between Cyber Holdings, Inc., a Delaware Stock Corporation (the "Company"), and the Purchaser whose signature appears below on the signature line of this Agreement (the "Purchaser").

WITNESETH:

WHEREAS, the Company is offering for sale up to ONE MILLION SEVEN HUNDRED FIFTY THOUSAND Common Stock Units (the "Shares") (such offering being referred to as the "Offering").

NOW, THEREFORE, the Company and the Purchaser, in consideration of the mutual covenants contained herein and intending to be legally bound, do hereby agree as follows:

1 **Purchase and Sale**. Subject to the terms and conditions hereof, the Company shall sell, and the Purchaser shall purchase, the number of Shares indicated above at the price so indicated.

2. **Method of Subscription**. The Purchaser is requested to complete and execute this agreement online *or* to print, execute and deliver two copies of this Agreement to the Company, at **Cyber Holdings, Inc., C/O: Alternative Securities Markets Group, 9107 Wilshire Blvd., Suite 450, Beverly Hills, California 90210**, payable by check to the order of **Cyber Holdings, Inc.** in the amount of the aggregate purchase price of the Shares subscribed (the "Funds"). The Company reserves the right in its sole discretion, to accept or reject, in whole or in part, any and all subscriptions for Shares.

3 **Subscription and Purchase**. The Offering will begin on the effective date of the Offering Statement and continue until the Company has sold all of the Shares offered hereby or on such earlier date as the Company may close or terminate the Offering.

Any subscription for Shares received will be accepted or rejected by the Company within 30 days of receipt thereof or the termination date of this Offering, if earlier. If any such subscription is accepted, in whole or part, the Company will promptly deliver or mail to the Purchaser (i) a fully executed counterpart of this Agreement, (ii) a certificate or certificates for the Shares being purchased, registered in the name of the Purchaser, and (iii) if the subscription has been accepted only in part, a refund of the Funds submitted for Shares not purchased. Simultaneously with the delivery or mailing of the foregoing, the Funds deposited in payment for the Shares purchased will be released to the Company. If any such subscription is rejected by the Company, the Company will promptly return, without interest, the Funds submitted with such subscription to the subscriber.

4 **Representations, Warranties and Covenants of the Purchaser**. The Purchaser represents, warrants and agrees as follows:

(a) Prior to making the decision to enter into this Agreement and invest in the Shares subscribed, the Purchaser has received and read the Offering Statement. On the basis of the foregoing, the Purchaser acknowledges that the Purchaser processes sufficient information to understand the merits and risks associated with the investment in the Shares subscribed. The Purchaser acknowledges that the Purchaser has not been given any information or representations concerning the Company or the Offering, other than as set forth in the Offering Statement, and if given or made, such information or representations have not been relied upon by the Purchaser in deciding to invest in the Shares subscribed.

(b) The Purchaser has such knowledge and experience in financial and business matters that the Purchaser is capable of evaluating the merits and risks of the investment in the Shares subscribed and the Purchaser believes that the Purchaser's prior investment experience and knowledge of investments in low-priced securities ("penny stocks") enables the Purchaser to make an informal decision with respect to an investment in the Shares subscribed.

(c) The Shares subscribed are being acquired for the Purchaser's own account and for the purposes of investment and not with a view to, or for the sale in connection with, the distribution thereof, nor with any present intention of distributing or selling any such Shares.

(d) The Purchaser's overall commitment to investments is not disproportionate to his/her net worth, and his/her investment in the Shares subscribed will not cause such overall commitment to become excessive.

(e) The Purchaser has adequate means of providing for his/her current needs and personal contingencies, and has no need for current income or liquidity in his/her investment in the Shares subscribed.

(f) With respects to the tax aspects of the investment, the Purchaser will rely upon the advice of the Purchaser's own tax advisors.

(g) The Purchaser can withstand the loss of the Purchaser's entire investment without suffering serious financial difficulties.

(h) The Purchaser is aware that this investment involves a high degree of risk and that it is possible that his/her entire investment will be lost.

(i) The Purchaser is a resident of the State set forth below the signature of the Purchaser on the last age of this Agreement.

5 **Notices.** All notices, request, consents and other communications required or permitted hereunder shall be in writing and shall be delivered, or mailed first class, postage prepaid, registered or certified mail, return receipt requested:

(a) If to any holder of any of the Shares, addressed to such holder at the holder's last address appearing on the books of the Company, or

(b) If to the Company, addressed to the **Cyber Holdings, Inc., 11626 Timberlake Drive, San Diego, California 92131**, or such other address as the Company may specify by written notice to the Purchaser, and such notices or other communications shall for all purposes of this Agreement be treated as being effective on delivery, if delivered personally, or, if sent by mail, on the earlier of actual receipt or the third postal business day after the same has been deposited in a regularly maintained receptacle for the deposit of United States' mail, addressed and postage prepaid as aforesaid.

6. **Severability**. Should any one or more of the provisions of this Agreement be determined to be illegal or unenforceable, all other provisions of this Agreement shall be given effect separately from the provision or provisions determined to be illegal or unenforceable and shall not be affected thereby.

7. **Parties in Interest.** This Agreement shall be binding upon and inure to the benefits of and be enforceable against the parties hereto and their respective successors or assigns, provided, however, that the Purchaser may not assign this Agreement or any rights or benefits hereunder.

8. **Choice of Law.** This Agreement is made under the laws of the State of Delaware, and for all purposes shall be governed by and construed in accordance with the laws of that State, including, without limitation, the validity of this Agreement, the construction of its terms, and the interpretation of the rights and obligations of the parties hereto.

9 **Headings.** Sections and paragraph heading used in this Agreement have been inserted for convenience of reference only, do not constitute a part of this Agreement and shall not affect the construction of this Agreement.

10. **Execution in Counterparts.** This Agreement may be executed an any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute but one and the same instrument.

11. **Survival of Representations and Warranties.** The representations and warranties of the Purchaser in and with respect to this Agreement shall survive the execution and delivery of this Agreement, any investigation at any time made by or on behalf of any Purchaser, and the sale and purchase of the Shares and payment therefore.

12. **Additional Information.** The Purchaser realizes that the Shares are offered hereby pursuant to exemptions from registration provided by Regulation A and the Securities Act of 1933. The Shares are being offered ONLY TO RESIDENTS OF THE STATES OF:

- TBD

IN WITNESSES WHEREOF, the parties hereto have executed this Subscription Agreement as of the day and year first above written.

Cyber Holdings, Inc.

By: ______________________________

President

PURCHASER:

____

Signature of Purchaser

____

Alternative Securities Market Investment Account Number

Delaware

PAGE 1

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "CYBER HOLDINGS, INC.", FILED IN THIS OFFICE ON THE THIRTIETH DAY OF JUNE, A.D. 2011, AT 12:44 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.


SECRETARY OF STATE
DELAWARE



Jeffrey W. Bullock, Secretary of State

5004790 8100

110781090

AUTHENTICATION: 8877840

DATE: 07-01-11

You may verify this certificate online at corp.delaware.gov/authver.shtml

Delaware

PAGE 1

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "CYBER HOLDINGS, INC.", FILED IN THIS OFFICE ON THE THIRTIETH DAY OF JUNE, A.D. 2011, AT 12:44 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.


SECRETARY OF STATE
DELAWARE



Jeffrey W. Bullock, Secretary of State

5004790 8100

110781090

AUTHENTICATION: 8877840

DATE: 07-01-11

You may verify this certificate online at corp.delaware.gov/authver.shtml

Delaware

PAGE 1

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "CYBER HOLDINGS, INC.", FILED IN THIS OFFICE ON THE THIRTIETH DAY OF JUNE, A.D. 2011, AT 12:44 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.





Jeffrey W. Bullock, Secretary of State

5004790 8100

110781090

AUTHENTICATION: 8877840

DATE: 07-01-11

You may verify this certificate online at corp.delaware.gov/authver.shtml